As filed with the Securities and Exchange Commission on February 10, 2016

Registration No. 333-208068

SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

To

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

John Deere Receivables, Inc.

(Depositor)

(Exact name of registrant as specified in its charter)

NEVADA	36-3837230	033-49802

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Commission File Number of Depositor)

0000889668	0000027673	John Deere Capital Corporation

(Central Index Key Number of Depositor)	(Current Index Key Number of Sponsor)	(Exact Name of Sponsor as Specified in its Charter)

Suite 600

1 East First Street

Reno, Nevada 89501

(775) 786-5914

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd E. Davies

Deere & Company

One John Deere Place

Moline, Illinois 61265-8098

(309) 765-5161

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Stuart K. Fleischmann	Giselle M. Barth
Shearman & Sterling LLP	Sidley Austin LLP
599 Lexington Avenue	787 Seventh Avenue
New York, New York 10022	New York, New York 10019

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered (1)	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Asset Backed Notes	$14,000,000,000(2)	100%	$14,000,000,000(2)	$1,409,800(2)

(1)	The Asset Backed Notes will be issued by a trust established by John Deere Receivables, Inc. (the “Registrant”).
(2)	Pursuant to Rule 457(p), the Registrant is offsetting $1,409,800 of the filing fees due under this registration statement with the filing fees paid in connection with the related unsold securities of $11,471,260,000 (“Unsold Securities”) on the Registrant’s existing registration statement, file number 333-197204, filed on August 6, 2014 (the “Prior Registration Statement”). The offering of the Unsold Securities under the Prior Registration Statement will be terminated and will be withdrawn upon the effectiveness of this Registration Statement. The Registrant relies on Rule 456(c) to register an unspecified amount of securities after it sells all of the securities registered on this Registration Statement.
(3)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,                , 20XX

PROSPECTUS DATED                , 20XX

$[•]

John Deere Owner Trust 20XX

Issuing Entity (CIK: [            ])

Aggregate Principal Amount	Class of Notes
$[•]	Class A-1[*]	[•]% Asset Backed Notes
$[•]	Class A-2[A][*][**]	[•]% Asset Backed Notes
[$[•]	Class A-2B[*][**]	[LIBOR][•] plus [•]% Floating Rate Asset Backed Notes]
$[•]	Class A-3[*]	[•]% Asset Backed Notes
$[•]	Class A-4[*]	[•]% Asset Backed Notes
[$[•]	Class B[*]	[•]% Asset Backed Notes]

[*	NOTE: The number of classes is for illustrative purposes only. In a particular transaction, there may be more or fewer classes offered.]
[**	NOTE: the class A-2 notes are divided into fixed and floating rate classes for illustrative purposes only. In any particular transaction, there may be more or fewer classes divided into fixed interest rate and floating interest rate classes.]

John Deere Receivables, Inc., Seller and Depositor (CIK: 0000889668)

John Deere Capital Corporation, Sponsor and Servicer (CIK: 0000027673)

The notes represent obligations of the issuing entity only and do not represent obligations of or interests in John Deere Receivables, Inc., John Deere Capital Corporation, Deere & Company or any of their affiliates.

The trust will own receivables consisting of [agricultural, turf, construction and forestry] equipment retail installment sale and loan contracts secured by new and used [agricultural, turf, construction and forestry] equipment, the security interests in the equipment financed thereby and the proceeds thereof.

Investing in the notes involves risks. See “Risk Factors” on page 11 of this prospectus.

	Interest Rate	Price	Underwriting Discounts and Commissions	Proceeds to Depositor	Final Payment Date
Class A-1 Notes[(1)] [*]	[•]%	[•]%	[•]%	[•]%	[•]
Class A-2[A] Notes[(1)][*][**]	[•]%	[•]%	[•]%	[•]%	[•]
[Class A-2B Notes[(1)][*][**]	[LIBOR][•] plus [•]%	[•]%	[•]%	[•]%	[•]]
Class A-3 Notes[(1)] [*]	[•]%	[•]%	[•]%	[•]%	[•]
Class A-4 Notes[(1)] [*]	[•]%	[•]%	[•]%	[•]%	[•]
[Class B Notes[(1)] [*]	[•]%	[•]%	[•]%	[•]%	[•]]
Total		$	$	$

[(1)	[[•]% of t][T]he [class [•]] notes will be retained by the [depositor][sponsor] or its affiliate on the closing date.]
[*	NOTE: The number of classes is for illustrative purposes only. In a particular transaction, there may be more or fewer classes offered.]
[**	NOTE: The class A-2 notes are divided into fixed and floating rate classes for illustrative purposes only. In any particular transaction, there may be more or fewer classes divided into fixed interest rate and floating interest rate classes.]

The trust will pay interest and principal on the notes on the day of each month or, if such day is not a business day, on the next business day. The first distribution date will be                , 20XX.

[Until the class A-1 notes are paid in full, the class A-1 notes will receive all distributions in respect of principal. After the class A-1 notes have been paid in full, principal payments on each payment date generally will be allocated between the remaining class A notes and the class B notes as described in this prospectus until the outstanding principal amount of the class B notes has been reduced to (and so long as it remains at) a specified floor amount, at which time the principal that would otherwise be payable on the class B notes will be reallocated to pay principal on the class A notes.] [The trust will enter into an interest rate hedge agreement with [            ] to hedge its floating interest rate obligations on the class [            ] notes.]

[[[•]% of t][T]he [class [•]] notes will be retained by the [depositor][sponsor] or its affiliate on the closing date and [, to the extent not necessary to satisfy credit risk retention requirements,] such notes may be sold at any time directly, including through a placement agent, or through underwriters.]

The issuing entity will have a reserve account in the initial amount of $[•] (equal to [•]% of the initial note value) that will provide credit enhancement for the notes to the extent described in this prospectus. Additionally, the certificates are subordinated to the notes to the extent described in this prospectus.

Delivery of the notes in book-entry form only will be made on or about                , 20XX.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS OR THE ATTACHED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[NAMES OF UNDERWRITERS]

The date of this prospectus is                , 20XX.

i

You should rely only on the information contained in this document or on information to which we have referred you. We have not authorized anyone to provide you with different or additional information. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Content of Prospectus

This prospectus only relates to the notes. The certificates are not offered under this document.

We include cross-references in this prospectus to captions in this document where you can find further related discussions. The table of contents beginning on page [    ] of this document provides the pages on which these captions are located.

This prospectus provides information regarding the pool of receivables held by the issuing entity and the terms of your notes.

You can find a listing of the pages where capitalized terms used in this prospectus are defined under the caption “Index of Terms” beginning on page [    ] in this prospectus.

Dealer Prospectus Delivery Obligation

Until                 , 20XX, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions. Such delivery obligations may be satisfied by filing the prospectus with the Securities and Exchange Commission (the “SEC”).

SUMMARY OF TERMS

The following summary is a short description of the main terms of the notes. To fully understand the offering of the offered notes (as defined below), you will need to read this prospectus in its entirety. You will find a detailed description of the terms of the notes following this summary.

OFFERED SECURITIES[*]

Class of Notes	Aggregate Principal Amount	Interest Rate
A-1	$[•]	[•]%
A-2[A]	$[•]	[•]%
[A-2B	$[•]	Floating Rate]
A-3	$[•]	[•]%
A-4	$[•]	[•]%
[B	$[•]	[•]%]

[*NOTE: While this prospectus describes [four][five] classes of class A notes and one class of class B notes, this description is for illustrative purposes only and there may be more or fewer classes of class A notes and/or class B notes in any transaction.]

[The class [A-2]A notes and the class [A-2]B notes are collectively sometimes referred to as the “class [A-2] notes”. The class [A-2]A notes and the class [A-2]B notes have equal rights to payments of principal and interest, which will be made ratably.]

The interest rate for each class of notes will be a [fixed rate][,] [a floating rate,] [or a combination of a fixed and floating rate if that class has both a fixed rate class and a floating rate class]. [For example, the class [A-2] notes are divided into fixed and floating rate classes, and the class [A-2]A notes are the fixed rate notes and the class [A-2]B notes are the floating rate notes. We refer in this prospectus to notes that bear interest at a floating rate as “floating rate notes,” and to notes that bear interest at a fixed rate as “fixed rate notes.”]

[The issuing entity will also issue $ of class [•]    % notes which are not being offered by this prospectus. The class [•] notes are not being publicly registered and are anticipated to be retained by the depositor or an affiliate thereof on the closing date [and may be sold at any time directly by the depositor, including through a placement agent or underwriters]. [Information about the class [•] notes is set forth herein solely to provide a better understanding of the [class A-1,] [class A-2[A],] [class A-2B,] [class A-3[,]][and][class A-4 notes] [and class B notes].]]

The [class A-1,] [class A-2[A],] [class A-2B,] [class A-3 [,]][and] [class A-4 notes] [and class B notes] are sometimes referred to herein collectively as the “offered notes”.]

The notes will be in book-entry securities form clearing through the facilities of The Depository Trust Company for the account of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, in minimum denominations of $1,000 and integral multiples of $1,000. See “Description of the Notes—Book-Entry, Delivery and Form” on page [    ].

Issuing Entity

John Deere Owner Trust 20XX (the “trust”).

Seller and Depositor

John Deere Receivables, Inc. (the “depositor”).

Sponsor and Servicer

John Deere Capital Corporation (“JDCC” or the “servicer”).

Sub-servicer

The servicer will designate Deere Credit Services, Inc. (“Deere Credit Services”), a Delaware indirect wholly owned subsidiary of Deere & Company (“Deere” and, with its wholly owned subsidiaries, “John Deere”), as its agent to service the receivables.

Indenture Trustee

[●]	(the “indenture trustee”).

Owner Trustee

[●]	(the “owner trustee”).

Asset Representations Reviewer

[●]	(the “asset representations reviewer”).

[Initial Interest Rate Hedge Counterpart[y][ies]

The initial interest rate hedge counterpart[y][ies] are identified in this prospectus and will have the long-term credit ratings, or will be supported by entities with the long-term credit ratings, set forth under “The Interest Rate Hedge Agreement[s]—The Initial Interest Rate Hedge Counterpart[y][ies].]

Closing Date

[                ], 20XX.

Payment Dates

Payments on the notes will be made on the [•] day of each calendar month (or, if not a business day, the next business day), beginning                 , 20XX.

[In addition, if any class A-1 notes remain outstanding after the payment date on                 , 20XX, a special payment date for the payment of interest and principal on the class A-1 notes will occur on                  , 20XX, and will be the final payment date for the class A-1 notes.]

Interest Payments

The interest rate for each class of notes is specified above. Interest on the class A-1 notes, [the class A-2B notes,] [the class A-3 notes] [and][,] [the class A-4 notes] [and the class B notes]] will be calculated on the basis of the actual number of days in the applicable interest period divided by 360. Interest on the class A-2[A] notes, the class A-3 notes and, the class A-4 notes [and the class B notes] will be calculated on the basis of a 360-day year of twelve 30-day months. [Interest will not be paid on the class B notes on any payment date until all interest due on the class A notes on that payment date has been paid.]

[Interest on the floating rate notes will be calculated based on [LIBOR][•] (as defined herein) plus the applicable spread set forth on the cover page to this prospectus. The indenture trustee will determine [LIBOR][•] for each interest period on the [LIBOR][•] Determination Date (as defined herein). All determinations of [LIBOR][•] by the indenture trustee, in the absence of manifest error, will be conclusive for all purposes and binding on the noteholders.]

Principal Payments

The aggregate amount of principal payable on the notes on each payment date will generally be equal to the reduction in the note value of the receivables during a collection period. The note value of the receivables on any payment date is the present value of the unpaid scheduled payments on the receivables, discounted at [•]% (the “effective yield”). The discount rate will be established based on, among other things, market interest rates at the time the interest rates on the notes were determined. As of                 , 20XX (the “cut-off date”), the initial note value is $[•] (the “initial note value”).

[Until the class A-1 notes are paid in full, the class A-1 notes will receive all distributions in respect of principal. After the class A-1 notes have been paid in full, principal payments on each payment date generally will be allocated between the remaining class A notes and the class B notes as described in this prospectus until the outstanding principal amount of the class B notes has been reduced to (and so long as it remains at) a specified floor amount, at which time the principal that would otherwise be payable on the class B notes will be reallocated to pay principal on the class A notes. Additionally, any shortfall in the amount of funds available for principal payments on any payment date on which both the class A notes and class B notes would otherwise be entitled to receive principal payments will reduce the principal payment on the class B notes before the principal payment on the class A notes is reduced.

For a more detailed description of the Class B floor, see “Description of the Transfer and Servicing Agreements—Distributions.”]

Amounts allocated to payment of the principal of the class A notes will be applied in the following order of priority:

●	first, to payment in full of the class A-1 notes;[*]

●	second, to payment in full of [each of] the class A-2[A] notes[ and the class A-2B notes, ratably];[*]

●	third, to payment in full of the class A-3 notes; and[*]

●	fourth, to payment in full of the class A-4 notes.[*]

[*NOTE: This priority of principal payments is for illustrative purposes only. More, different or fewer classes of notes may pay principal pro rata with another class, or all of the classes may pay principal sequentially.]

[Following an event of default and acceleration of the notes, payments (including payments funded from proceeds from the sale of the receivables in connection with an event of default as described in this prospectus under the heading “Description of the Notes—The Indenture—Events of Default; Rights upon Event of Default”) will be made, after payment of fees, ratably to the [class A] noteholders first based on the amount of interest due on each note (in the case of payments of interest) and then based on the outstanding principal balance (in the case of payments of principal) until the principal balance of all of the [class A] notes is reduced to zero [, and thereafter to the class B noteholders until the outstanding principal balance of the class B notes is reduced to zero].]

[The class A-1 notes will benefit from a “turbo” feature that applies the aggregate available funds on a payment date (after payment of administrator’s fees, interest on the notes[, the payments due to the hedge counterparty (other than certain subordinated hedge termination payments)], any required deposits in the reserve account, servicer fees, fees and expenses of the indenture trustee, the owner trustee and the trust and more senior allocations to repay principal on such notes on such payment date) to pay principal on the Class A-1 Notes until paid in full.]

See “Description of the Notes” and “Description of the Transfer and Servicing Agreements—Distributions” for additional detail on some of the calculations described above and for special priority rules that would apply under certain circumstances. A collection period for a payment date is a fiscal month specified in the sale and servicing agreement, which will end prior to that payment date.

Final Payment Dates

The principal amount of each class of notes, to the extent not previously repaid, will be payable in full on the payment date specified below:

Class of Notes	Final Payment Date
A-1	[•]
A-2[A]	[•]
[A-2B	[•]]
A-3	[•]
A-4	[•]
[B	[•]]

Optional Redemption

The servicer has the right to purchase the remaining receivables on any payment date when the pool balance of the receivables has become equal to or less than [•]% of the pool balance of the receivables as of the cut-off date. If the servicer exercises this right, the [class A] notes outstanding at that time will be redeemed in full at a price equal to their unpaid principal balance plus accrued and unpaid interest.

Priority of Payments

In general, the collections received in respect of the receivables in a collection period and any net investment earnings on the trust’s short-term investments from amounts deposited in the collection account and the reserve account will be applied on the next payment date in the following amounts and the following order of priority:

1.	[servicing fee to the servicer;]

2.	administration fee to the administrator;

3.	to the asset representations reviewer, the asset representations reviewer review fee, if any, for such payment date and all unpaid asset representations reviewer review fees from prior collection periods;

4.	[any Net Hedge Payments due to [the] [an] interest rate hedge counterparty;]

5.	interest on the class A notes [and any hedge termination payments owed by the trust to the applicable interest rate hedge counterparty pro rata based on the principal balances of the class A notes and the amount of any hedge termination payments, provided that any amounts allocable to the class A notes which are not needed to pay interest due on such notes will be applied to pay the portions of any hedge termination payments unpaid, if any];
6.	[interest on the class B notes] [and any hedge termination payments owed by the trust to the applicable interest rate hedge counterparty pro rata based on the principal balances of the class B notes and the amount of any hedge termination payments, provided that any amounts allocable to the class B notes which are not needed to pay interest due on such notes will be applied to pay the portions of any hedge termination payments unpaid, if any];

7.	principal on the notes in the priority described under “Description of the Notes—Payments of Principal”;

8.	amount, if any, required to be deposited into the reserve account;

9.	servicing fee to the servicer; provided that if JDCC or an affiliate of JDCC is not the servicer, the servicing fee will be paid prior to any other application of funds on deposit in the collection account;

10.	any unpaid compensation, fees and indemnification of the indenture trustee to the indenture trustee;

11.	any unpaid compensation, fees and indemnification of the owner trustee to the owner trustee;

12.	any unpaid compensation, fees and indemnification of the asset representations reviewer to the asset representations reviewer;

13.	principal, if any, payable on the certificates; and

14.	remaining amounts, if any, to the depositor.

See “Description of the Notes” and “Description of the Transfer and Servicing Agreements—Distributions” for additional details, including the amount of principal to be distributed, the priority of payments of principal on the notes and special priority rules that apply under certain circumstances.

Events of Default

The indenture will provide that if an “Event of Default” occurs and is continuing, then the indenture trustee or the holders of notes representing a majority of the outstanding amount of notes may declare the unpaid principal amount of the notes and any accrued and unpaid interest thereon immediately due and payable. Such “Events of Default” include:

(i)	default in the payment of interest on any note which continues for a period of five days;

(ii)	default in the payment of the principal of or any installment of the principal of any note when due and payable;

(iii)	default in the observance and performance of certain covenants or representations which default is not cured or otherwise eliminated within a specified grace period; and

(iv)	the occurrence of certain bankruptcy events with respect to the trust or a substantial part of the trust estate.

Servicing Fee

The servicer will be entitled to receive a servicing fee for each collection period in an amount equal to [•]% per annum of the pool balance as of the first day of the collection period[; provided that in the case of the first payment date, the servicing fee will be an amount equal to the sum of (a) [•]% per annum of the pool balance as of the cut-off date (for the collection period) and (b) [•]% per annum of the pool balance as of                 , 20XX (for the collection period)].

So long as JDCC or an affiliate of JDCC is the servicer, the servicing fee will be paid after payments are made to the noteholders and to the reserve account as set forth in this prospectus. If JDCC or an affiliate of JDCC ceases to be the servicer, the servicing fee will be paid prior to any other application of funds on deposit in the collection account. See “Description of the Transfer and Servicing Agreements—Servicing Compensation” in this prospectus.

Certificates

On the closing date, the trust will issue certificates in an aggregate principal amount of $[•] (equal to approximately [•]% of the initial note value). The depositor will retain the entire principal amount of the certificates. The certificates will not bear interest. No payments on the certificates will be made until the notes have been paid in full. The certificates are not being offered hereby.

TRUST PROPERTY

The trust will own only the following property:

●	the receivables and all monies due under the receivables on and after the cut-off date;

●	the rights of the depositor under the purchase agreement;

●	bank accounts into which those collections are deposited and the short-term investments made from those collections;

●	security interests in the equipment financed under the receivables;

●	the reserve account;

●	any proceeds of repossessed equipment;

●	rights to proceeds from certain insurance policies covering equipment financed under the receivables or obligors on the receivables;

●	[Net Hedge Receipts and hedge termination payments from the interest rate hedge counterpart[y][ies];] and

●	any proceeds of the foregoing.

Receivables

The receivables will consist of [agricultural], [turf], [construction] and [forestry] equipment retail installment sale and loan contracts secured by new and used [agricultural], [turf], [construction] and [forestry] equipment, the security interests in the equipment financed thereby and the proceeds thereof. On or prior to the closing date, the trust will purchase receivables having an aggregate principal balance plus accrued interest of approximately $[•] as of the cut-off date. [As of the cut-off date, the receivables had the following characteristics:

[POOL INFORMATION TO BE ADDED]

See “The Receivables Pool” for additional information regarding the receivables.

[[•] receivables in the pool of receivables constitute exceptions to the underwriting criteria of JDCC, as described in “The Receivables Pool—Underwriting Criteria for Receivables” and the “The Receivables Pool—Origination” in this prospectus.]]

Repurchases of Receivables

The depositor will be obligated to repurchase any receivable from the trust if:

●	the interest of the trust is materially adversely affected by a breach of any representation or warranty made by the depositor or JDCC with respect to the receivable; and

●	the breach has not been cured following the discovery by or notice to the depositor of the breach.

JDCC will be obligated to repurchase the receivable from the depositor under the purchase agreement contemporaneously with the depositor’s repurchase from the trust. The obligation of the depositor to repurchase any receivable with respect to which JDCC has breached a representation or warranty is subject to JDCC’s repurchase of the receivable. In general, the repurchase obligation and the dispute resolution process described in “The Receivables Pool—Dispute Resolution” will constitute the only remedies available to noteholders, the indenture trustee or the owner trustee in respect of the trust for any uncured breach. See

“Description of the Transfer and Servicing Agreements— Sale and Assignment of Receivables” in this prospectus.

In addition, consistent with its normal procedures, the servicer or the sub-servicer may, in its discretion, arrange with the obligor on a receivable to extend or modify the payment schedule. Some of such arrangements may result in the servicer repurchasing the receivable for the purchase amount.

In addition, if the delinquency trigger is met or exceeded for a monthly period and a majority of the noteholders vote to direct a review of delinquent receivables as described under “The Receivables Pool—Asset Representations Review,” the asset representations reviewer will review all [60] day or more delinquent receivables to determine if the representations and warranties made by the sponsor and the depositor with regard to the receivables in the transaction documents were satisfied. For a description of the asset representations review process, see “The Receivables Pool—Asset Representations Review” in this prospectus.

CREDIT ENHANCEMENT

Subordination of Certificates

The certificates will represent fractional undivided equity interests in the trust. The initial principal balance of the certificates will be $[•] (equal to approximately [•]% of the initial note value). The certificates will serve as credit enhancement for the notes because no distributions will be made on the certificates until all amounts payable on the notes have been paid in full.

[Subordination of the Class B Notes]

[The class B notes will serve as credit enhancement for all of the class A notes because:

●	no interest will be paid on the class B notes on any payment date until all of the interest due on the class A notes on such payment date has been paid;

●	no principal will be paid on the class B notes on any payment date until the principal payable on the class A notes on such payment date (other than any reallocated class B note monthly principal distributable amount) has been paid; and

●	if the outstanding principal balance of the class B notes is reduced to a specified floor, so long as any class A notes remain outstanding, the principal that would otherwise be payable on the class B notes will be reallocated to pay principal on the class A notes.]

Reserve Account

●	The trust will have a reserve account. Funds in the reserve account will be used to cover shortfalls in required payments on the notes [and hedge payments].

●	On the closing date, $[●] (equal to [●]% of the initial note value) will be on deposit in the reserve account.

●	As of any payment date, the amount on deposit in the reserve account will be required to equal the lesser of (a) [●]% of the initial note value and (b) the outstanding principal balance of the [class A] notes. [However, if the specified reserve reduction trigger is met on the payment date in , 20XX, , 20XX or , 20XX, the percentage in clause (a) will be reduced to [ ]% on such payment date and shall remain at such percentage for each payment date thereafter.]

●	On each payment date, any collections on the receivables that remain after all payments having a higher priority of payment have been made will be applied, to the extent necessary, to increase the funds in the reserve account to the required amount.

See “Description of the Transfer and Servicing Agreements—Credit and Cash Flow Enhancement—Reserve Account and Certificates” for a description of the required amount for the reserve account [and the specified reserve reduction trigger].

[Interest Rate Hedge Agreement[s]]

[The trust will enter into [an] interest rate swap agreement[s] or similar interest rate hedging agreement[s], such as [an] interest rate cap agreement[s], with [an] [one or more] counterpart[y][ies] to hedge its floating rate interest obligations on the class [A-1] [A-2B] [A-3] [A-4] [Class B]

notes. The notional amount of such interest rate hedge agreement[s] will be equal to, or greater than, the outstanding principal amount of the class [A-1] [A-2B] [A-3] [A-4] [Class B] notes, as applicable.]

[Under [the] [each] interest rate hedge agreement, for each interest period, the interest rate hedge counterparty’s payments will be calculated based on [LIBOR][•], and the trust’s payments will be calculated based on a fixed rate, as follows: ]

[Class A-1 Interest Rate Hedge	[•]%]
[Class A-2B Interest Rate Hedge	[•]%]
[Class A-3 Interest Rate Hedge	[•]%]
[Class A-4 Interest Rate Hedge	[•]%]
[Class B Interest Rate Hedge	[•]%]

[[Each] [The] interest rate swap agreement or similar interest rate hedging agreement will terminate on the final scheduled maturity date for the related class of notes or earlier as described in “The Interest Rate Hedge Agreement[s].”]

[To the extent that interest calculated on any payment date based on [LIBOR][•] exceeds interest calculated based on the applicable stated fixed rate: ]

[the [applicable] interest rate hedge counterparty will be obligated to pay an amount equal to the excess to the trust; and]

[that payment will constitute a portion of available collections.]

[Under an interest rate cap, the trust will be obligated to make an upfront payment to the counterparty, but will not be obligated to make further payments during the term of the cap. To the extent that [LIBOR][•] exceeds the specified cap rate for any payment date, the counterparty will be obligated to pay the trust an amount based on the excess. If [LIBOR][•] is below the specified cap rate for a payment date, no payment will be made for that payment date.]

[Likewise, to the extent that interest calculated based on the applicable stated fixed rate exceeds interest calculated based on [LIBOR][•], the trust will be obligated to pay an amount equal to the excess to the [applicable] interest rate hedge counterparty.]

[Net hedge payments rank higher in priority than interest payments on the notes.] [All hedge termination payments are pro rata with interest on the class of notes to which the [applicable] interest rate hedge relates and senior to other payments on the notes.] The obligations of an interest rate hedge counterparty will be unsecured except under the circumstances described below.]

[For a more detailed description of the initial interest rate hedge counterpart[y][ies] and the interest rate hedge agreement[s], see “The Interest Rate Hedge Agreement[s]—The Initial Interest Rate Hedge Counterpart[y][ies],” and “The Interest Rate Hedge Agreement[s].”]

[Overcollateralization]

[Overcollateralization is the amount by which the pool balance of all receivables held by the trust [, discounted by the discount rate,] exceeds the aggregate principal amount of the notes issued by the trust. Overcollateralization will be available to absorb certain losses that noteholders would otherwise incur. The initial amount of overcollateralization will equal $[•].

See “Description of the Transfer and Servicing Agreements—Credit and Cash Flow Enhancement—Overcollateralization.”]

[Guaranteed Investment Contract[s]]

[The trust will enter into a guaranteed investment contract to serve as an additional source of funds to pay [principal of][interest on] the class [•]) notes.] [Additional information to be provided as material.]

See “Description of the Transfer and Servicing Agreements—Credit and Cash Flow Enhancement—Guaranteed Investment Contract[s].”]

[[Credit][Liquidity] Facility]

[The issuing entity has entered into supplemental [credit enhancement agreements][liquidity agreements] for the class [•] notes as a source of funds to pay [principal of][interest on] such class of notes.

See “Description of the Transfer and Servicing Agreements—Credit and Cash Flow Enhancement—[Credit][Liquidity] Facility.”]

[Surety Bond[s]]

[The trust will enter into agreements with an insurer such that the insurer will guarantee payments of [principal][interest] on the securities. [Set forth all other information (including financial information pertaining to the insurer, to the extent required).]

See “Description of the Transfer and Servicing Agreements—Credit and Cash Flow Enhancement—Surety Bond[s].”]

[Letter[s] of Credit]

[Add description of letter of credit and issuing bank, if applicable.][See “Description of the Transfer and Servicing Agreements—Credit and Cash Flow Enhancement—Letter[s] of Credit”.]

[Excess Spread]

[For a payment date, excess spread is equal to [•].

In general, excess spread provides a source of funds to absorb losses on the receivables. To the extent the amount of excess spread exceeds the amount of any losses, it is available to pay principal on the notes. This causes the principal of the notes to be paid more rapidly than the principal of the receivables, which increases the amount of overcollateralization.

For more details about the use of excess spread as credit enhancement, you should read “Description of the Transfer and Servicing Agreements—Credit and Cash Flow Enhancement—Excess Spread”.]

TAX STATUS

In the opinion of Shearman & Sterling LLP, special federal tax counsel for the trust, the [offered][class A] notes will be [and the class B notes should be] characterized as debt for federal income tax purposes and the trust will not be characterized as a separate entity that is an association or a publicly traded partnership taxable as a corporation. See “Federal Income Tax Considerations” and “Certain Iowa Tax Considerations” in this prospectus for information regarding the application of federal and certain state tax laws to the notes and the trust.

ERISA CONSIDERATIONS

Subject to the considerations discussed under “ERISA Considerations” in this prospectus, the [offered][class A] notes [only] are eligible for purchase by employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and by other plans and arrangements that are subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”). [Class B notes are not eligible for purchase by employee benefit plans subject to ERISA, by other plans and arrangements subject to Section 4975 of the Code or by governmental plans, certain church plans and non-United States plans subject to other applicable federal, state or local laws or non-United States laws that impose restrictions similar to those of ERISA or Section 4975 of the Code.]

[LEGAL INVESTMENT

On the closing date, the class A-1 notes will be eligible securities for purchase by money market funds under paragraph (a)(12) of Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Rule 2a-7 includes additional criteria for investments by money market funds, including additional requirements relating to portfolio maturity, liquidity and risk diversification. A money market fund purchasing class A-1 notes should consult its counsel before making a purchase.]

CUSIP NUMBERS

Each class of notes will have the following CUSIP number:

Class of Notes	CUSIP

A-1
A-2[A]
[A-2B	]
A-3
A-4
[B	]

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

The trust is not a “covered fund” under the regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Volcker Rule,” and is not registered or required to be registered as an “investment company” under the Investment Company Act. In determining that the trust is not a “covered fund,” the trust is entitled to rely on the exception to the definition of “investment company” set forth in Section 3(c)(5) of the Investment Company Act, although other exclusions or exemptions may also be available to the trust.

RATING OF THE SECURITIES

The depositor expects that the notes will receive credit ratings from two nationally recognized statistical rating organizations hired by the sponsor to rate the notes (the “hired NRSROs”). There can be no assurance that these ratings will not be lowered or withdrawn by a hired NRSRO if, in the opinion of the hired NRSRO, circumstances so warrant. JDCC has requested that each hired NRSRO maintain ongoing surveillance of its ratings assigned to the notes in accordance with the hired NRSRO’s policy, but we cannot assure you that a hired NRSRO will continue its surveillance of the ratings assigned to the notes. See “Risk Factors—Ratings of the Notes May Be Lowered or Withdrawn, or the Notes May Receive an Unsolicited Rating, Which Would Adversely Affect the Value of the Affected Notes” in this prospectus.

SUMMARY OF THE FLOW OF FUNDS*

The following diagram summarizes the flow of funds relating to the transactions contemplated in this prospectus. Carefully read this prospectus for a complete description of the flow of funds.

Application of collections and other available funds
Collection Account
Administration Fee
Obligors on Receivables
Earnings on Reserve Account
Amounts to cover shortfalls
Asset Representations Reviewer Review Fee
Note Interest
Deposit of collections
Collection on receivables
Note Principal
Reserve Account
Amounts to cover shortfalls
Replenish Reserve Account
Servicer
Servicing Fee (if JDCC or an affiliate of JDCC is the servicer)
Any unpaid compensation, fees and indemnification of the indenture trustee to indenture trustee
Any unpaid compensation, fees and indemnification of the owner trustee to owner trustee
Any unpaid compensation, fees and indemnification of the asset representations reviewer to the asset representations reviewer
Certificates Principal
Remaining Balance to depositor

[*Note: The flow of funds is for illustrative purposes only. In a particular transaction, there may be more or fewer steps. See “Description of the Transfer and Servicing Agreements—Distributions—Priority of Payments.”]

RISK FACTORS

You should consider the following risk factors in deciding whether to purchase any of the offered notes.

The notes may suffer losses because the trust’s only sources of funds are the receivables and the reserve account [and other available credit enhancement].	The trust’s only sources of funds for making payments on the notes are collections on the receivables and funds in the reserve account[ and any other credit enhancement]. The notes will represent obligations solely of the trust and are not guaranteed or otherwise insured by the depositor, JDCC, Deere, any of their affiliates or any other entity. Consequently, noteholders must rely for repayment upon payments on the receivables and, if and to the extent available, amounts on deposit in the reserve account[ and any other credit enhancement].

Losses on the receivables may cause losses on the notes	Delinquencies, repossessions and net losses on all receivables are affected by economic or credit conditions generally. Adverse economic conditions affecting any state or region could increase delinquency, credit loss or repossession experience of the receivables originated in that state or region.

Delinquencies, repossessions and net losses on agricultural equipment receivables may be affected by:

●	government farm programs and policies, commodity market prices, harvest yields and real estate values;

●	weather conditions such as flood, drought and early frost, or natural disasters; and

●	the level of farmers’ income and/or cash flow.

[Delinquencies, repossessions and net losses on turf equipment receivables may be affected by:

●	the level of consumers’ income and/or cash flow; and

●	the severity and timing of weather patterns.

Delinquencies, repossessions and net losses on construction equipment receivables may be affected by:

●	real estate values, the level of housing starts and interest rates; and

●	the level of nonresidential construction.

[Delinquencies, repossessions and net losses on forestry equipment receivables may be affected by:

●	changes in demand for forestry products; and

●	prices for pulp and lumber.]

[Sustained negative economic conditions and outlook could affect the U.S. housing market and other construction activities and may negatively impact one or more of the receivables listed above and may otherwise continue to affect delinquencies, repossessions and net losses.] If losses are incurred on the receivables and the funds in the reserve account are not sufficient to cover the resulting shortfalls in payments due on the notes, the noteholders may incur losses on their notes. If an event of default occurs in respect of the notes, the receivables may be sold to repay the notes.

Generally, when an account becomes 120 days delinquent, accrual of finance income is suspended, the collateral is repossessed, or the account is designated for litigation. There can be no assurance that the delinquency, repossession and net loss experience on the receivables will be comparable to JDCC’s prior experience or that new factors will not materially affect this experience in the future.

The notes may suffer losses if the interests of other persons in the receivables are superior to the trust’s interest	To facilitate servicing and to minimize administrative burden and expense, the servicer will be appointed as custodian for the receivables by the owner trustee, but will not stamp the receivables to reflect the sale and assignment of the receivables to the trust, nor amend the financing statements, if any, filed to perfect the security interest in the equipment financed thereby (the “financed equipment”) or the certificates of title, if applicable, of the financed equipment. [In the case of turf equipment receivables generated by consumer purchases, the trust’s security interest in the financed equipment is based on the automatically perfected purchase money security interest transferred from JDCC and the depositor. Except in limited circumstances, no financing statements are filed with respect to turf equipment receivables generated by consumer purchases].

Financing statements under the Uniform Commercial Code (the “UCC”) will be filed reflecting the sale of the receivables by JDCC to the depositor and by the depositor to the trust. However, because the servicer will maintain possession of the receivables and not segregate or mark the receivables as belonging to the trust, another person could acquire an interest in a receivable evidenced by a tangible contract that is superior to the trust’s interest by obtaining physical possession of the document representing that receivable without knowledge of the assignment of the receivable to the trust. Additionally, another person could acquire an interest in a receivable evidenced by an electronic contract that is superior to the trust’s interest in the receivable if the servicer loses control over the authoritative copy of the contract and another party purchases the receivable evidenced by the contract without knowledge of the trust’s interest. If the servicer loses control over the contract through fraud, forgery, negligence or error, or as a result of a computer virus or a hacker’s actions or otherwise, a person other than the trust may be able to modify or duplicate the authoritative copy of the contract. If another person acquires an interest in a receivable that is superior to the trust’s interest in the receivable, some or all of the collections on that receivable may not be available to make payment on the notes. For more information about the security interest in the receivables, see “Certain Legal Aspects of the Receivables” in this prospectus.

In the absence of amendments to the certificates of title, the trust may not have perfected security interests in the financed equipment securing the receivables originated in some states. [In the absence of financing statements being filed with respect to turf equipment receivables generated by consumer purchases, a purchaser of such turf equipment from the obligor may take the equipment free of the trust’s security interest if the purchaser, without knowledge of the trust’s security interest, buys the equipment for value and primarily for the buyer’s personal, family or household purposes.] The trust’s not having first priority perfected security interests or perfected purchase money security interests in some of the financed equipment securing the receivables may adversely affect the trust’s ability to realize on the collateral securing those receivables, and thus may reduce the proceeds available to make payments on the notes.

In addition, the depositor will be obligated to repurchase any receivable (and JDCC will be obligated to purchase the receivable from the depositor contemporaneously with the depositor’s repurchase from the trust) sold to the trust as to which a perfected security interest in the name of JDCC in the financed equipment securing the receivable does not exist as of the date the trust purchased that receivable if:

●	the failure to have a perfected security interest materially adversely affects the interest of the trust in the receivable; and

●	the failure has not been cured by the last day of the second, or, if the depositor elects, the first, month following the discovery by or notice to the depositor of the breach.

If the security interest in the financed equipment is not perfected, the rights of the depositor, the trust and the indenture trustee to enforce that security interest to obtain payment on the related receivable may be impaired. To the extent the security interest in the financed equipment is perfected, the trust will have a prior claim over subsequent purchasers of the financed equipment and holders of subsequently perfected security interests. However, as against mechanics’ liens or liens for taxes unpaid by an obligor under a receivable, or through fraud or negligence, the trust could lose the priority of its security interest or its security interest in the financed equipment. Neither the depositor nor the servicer will have any obligation to repurchase a receivable as to which any of the aforementioned occurrences result in the trust’s losing the priority of its security interest or its security interest in the financed equipment after the date the trust purchased the receivable.

The proceeds from the sale of any receivable may not cover the principal and interest payments on the notes	The net proceeds of any sale of the receivables or the related financed equipment following an event of default may not cover the principal and interest due on the notes. In addition, until the final payment date for a class of notes, the amount of principal required to be paid on the notes of that class is limited to the amount available for the payment. Consequently, the failure to pay principal on a class of notes will not be an event of default until the final payment date for that class of notes.

Ratings of the notes may be lowered or withdrawn, or the notes may receive an unsolicited rating, which would adversely affect the value of the affected notes	A rating is not a recommendation to purchase, hold or sell securities, inasmuch as the rating does not comment as to market price or suitability for a particular investor.

The ratings of the notes address the likelihood of the timely payment of interest on and the ultimate repayment of principal of the notes pursuant to their terms. There is no assurance that a rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if in its judgment circumstances in the future so warrant. Additionally, we note that a hired NRSRO may have a conflict of interest where, as is the case with the ratings of the notes, the sponsor or the issuer of a note pays the fees charged by the hired NRSRO for its rating services.

The sponsor has retained the hired NRSROs to assign ratings on the notes. The sponsor has not hired any other nationally recognized statistical rating organization, or “NRSRO,” to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes. However, under Rule 17g-5 of the Exchange Act, information provided to a hired NRSRO for the purpose of assigning or monitoring the ratings on the notes is required to be made available to any qualified NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the closing date, and none of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired NRSROs, have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired NRSROs, which could adversely affect the market value of your notes and/or limit your ability to resell your notes and, for regulated entities, could affect the status of the notes as a legal investment or the capital treatment of the notes. Investors in the notes should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the ratings issued by the hired NRSROs. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired NRSRO for the purpose of assigning or monitoring the ratings on the notes, a hired NRSRO could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

Additionally, if a rating is subsequently lowered or withdrawn, the value of the affected notes would be adversely affected. In that event, no person or entity will be obligated to provide any additional credit enhancement. The rating of the notes is based primarily on the credit quality of the receivables, the subordination provided by the certificates and the availability of funds in the reserve account [, and, solely in the case of the class A notes, the subordination provided by the class B notes].

This prospectus sets forth certain circumstances in which the hired NRSROs are requested to confirm in writing that a proposed action will not result in a reduction or withdrawal of the then current rating of any class of notes. This prospectus also sets forth that if notice is received from a hired NRSRO that a proposed amendment to a transaction document would result in a reduction or withdrawal of the then current rating of any class of notes, the amendment will require the consent of a majority of the noteholders. In this transaction, one of the hired NRSROs is only required to receive 10 business days’ prior notice of a proposed action or a proposed amendment and the reduction or withdrawal by such hired NRSRO of the then current rating of any class of notes because of the proposed action or the proposed amendment would not prevent the action or require noteholder approval, as the case may be.

JDCC or the depositor may have to repurchase receivables	JDCC will make representations and warranties with respect to the characteristics of the receivables in the pool. In certain circumstances, JDCC and the depositor may be obligated to repurchase these receivables if these representations and warranties have been breached. In general, the repurchase obligation will constitute the sole remedy available to noteholders, certificateholders, the indenture trustee or the owner trustee in respect of the trust for any uncured breach. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables” and “The Receivables Pool—Asset Representations Review” in this prospectus.

Federal and state laws impose requirements upon creditors in connection with extensions of retail credit and collections and certain of these laws make an assignee of a contract liable to the obligor of the contract for any violation by the lender. Unless otherwise provided in this prospectus, the depositor will be obligated to repurchase any receivable, subject to JDCC’s repurchase thereof, that fails to comply with these requirements, and JDCC will be obligated to repurchase that receivable from the depositor contemporaneously with the depositor’s repurchase from the trust. [Many federal and state consumer protection laws regulate consumer contracts such as the turf equipment receivables generated by consumer purchases. If any of such turf equipment receivables do not comply with one or more of these laws, the servicer may be prevented from or delayed in collecting amounts due on the receivables.] JDCC will make representations and warranties relating to the receivables’ compliance with law and the enforceability of the related contracts. In certain circumstances, JDCC and the depositor may be required to repurchase these receivables if these representations and warranties have been breached. In general, the repurchase obligation will constitute the sole remedy available to noteholders, certificateholders, the indenture trustee or the owner trustee in respect of the trust for any uncured breach. See “Certain Legal Aspects of the Receivables—Consumer Protection Laws” in this prospectus.

Consistent with its normal procedures, the servicer or sub-servicer may, in its discretion and on a case-by-case basis, arrange with the obligor on a receivable to extend or modify the payment schedule. Some of these arrangements as described in this prospectus will result in the servicer purchasing the receivable for the purchase amount. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus.

JDCC and its affiliates must comply with governmental laws and regulations that are subject to change and involve significant costs	JDCC and its affiliates are governed by numerous laws and subject to the supervision and examination of various regulatory agencies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act-”) was signed into law, which significantly affects the financial services industry, including equipment financing and securitizations. The financial services industry is subject to increasing regulation, such as additional disclosure requirements and other obligations, as well as restrictions on pricing and enforcement proceedings. The Dodd-Frank Act also created a Consumer Financial Protection Bureau with rulemaking and enforcement authority over consumer finance businesses.

In addition, the Dodd-Frank Act gives the Federal Deposit Insurance Corporation (“FDIC”) authority to act as receiver of certain financial companies and their affiliates in specific situations under the Dodd-Frank Act’s Orderly Liquidation Authority (“OLA”) provisions. No assurances can be given that OLA would not apply to JDCC or its affiliates, including the depositor and the trust, or, if it were to apply, would not result in a repudiation of any contract to which the entity in receivership was a party, or in the recovery of any receivables transferred under any such contract. Application of the OLA provisions (including regulations relating to OLA which the FDIC may adopt in the future) could result in delays in payments on the notes or in reductions of amounts available to make payments on the notes. See “Certain Legal Aspects of the Receivables—Dodd-Frank Act Orderly Liquidation Authority Provisions” in this prospectus.

Compliance with applicable laws and regulations may be costly because new processes, forms, controls and additional infrastructure may be required to comply with new requirements. Any failure to comply with these laws and regulations could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible revocation of licenses and damage to reputation, brand and valued customer relationships. Many provisions of the Dodd-Frank Act are required to be implemented through rulemaking by the applicable federal regulatory agencies, which is still ongoing. Additionally, many provisions of the EU Capital Requirements Regulation (No. 575/2013) on securitizations require implementing regulations that are yet to be finalized. [to update if necessary] Therefore, the full impact of the Dodd-Frank Act and the EU Capital Requirements Regulation on the financial markets and its participants, and on the securitization market in particular, will not be known until such rulemaking has been completed and implemented.

No assurances can be given that the Dodd-Frank Act or the EU Capital Requirements Regulation and their implementing regulations, or the imposition of additional regulations including OLA, will not have a significant adverse impact on the trust, the depositor, the sponsor, or the servicer, including on the servicing of the receivables, or the price that a subsequent purchaser would be willing to pay for the notes.

Delays in processing payments or distributions on the notes could occur if JDCC ceases to act as servicer or Deere Credit Services ceases to act as sub-servicer	If JDCC were to cease acting as servicer or if Deere Credit Services were to cease acting as sub-servicer, delays in processing payments on the receivables and information in respect thereof could occur and result in delays in payments to the noteholders.

You will have limited ability to resell notes	There is currently no secondary market for the notes. The underwriters currently intend to make a market in the offered notes, but they are not required to do so, and they may stop making a market at any time. A secondary market may not develop. If a secondary market does develop, it may not give you sufficient liquidity to allow you to resell your notes when you want to.

[Payments on the class B notes are junior to payments on the Class A Notes]	[Interest and principal payments on the class B notes will be junior to payments on the class A notes as follows:

●	no interest will be paid on the class B notes on any payment date until all of the interest due on the class A notes on such payment date has been paid;

●	no principal will be paid on the class B notes on any payment date until the principal payable on the class A notes on such payment date (other than any reallocated class B note monthly principal distributable amount) has been paid; and

●	if the outstanding principal balance of the class B notes is reduced to a specified floor, so long as any class A notes remain outstanding, the principal that would otherwise be payable on the class B notes will be reallocated to pay principal on the class A notes.]

[Noteholders may suffer a loss on their investment from interest rate fluctuations if the Class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [Class B] notes interest rate hedge[s] terminate[s]]	[The class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [B] notes bear interest at floating rates, while the payments due under the receivables are calculated using fixed interest rates. The trust will enter into [a separate] [an] interest rate hedge for [each of] the class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [B] notes to mitigate the risk associated with an increase in [[LIBOR][•] that results in the interest payable on such notes exceeding the amount available to make these payments.]

[If [an] [the] interest rate hedge is terminated or [an] [the] interest rate hedge counterparty fails to perform its obligations under [an] [the] interest rate hedge agreement, the noteholders will be exposed to the risk that the interest rate on the class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [B] notes will be greater than the fixed rate payable by the trust under the [related] interest rate hedge agreement, which could leave the trust without sufficient funds to make all required payments on the notes.]

[The interest rate hedge counterparty’s claim for payments other than termination payments will be higher in priority than payments on the note. [Any interest rate hedge counterparty’s claim for termination payments will be at the same priority with interest on the class of notes.] If there is a shortage of funds available on any payment date, you may experience delays and/or reductions in the interest and principal payments on your notes.]

The interest rate hedge[s] generally may not be terminated except upon (a) failure of either party to make payments when due, (b) insolvency of either party, (c) illegality, (d) an acceleration of the notes resulting from an event of default under the indenture, (e) the liquidation of the trust’s assets by the indenture trustee, (f) the making of an amendment or supplement to the indenture or any of certain other transaction documents that affects such interest rate hedge agreement without the consent of the interest rate hedge counterparty, which consent will not be unreasonably withheld, or (g) certain tax consequences arising from (i) administrative or judicial procedures, (ii) changes in tax law or (iii) certain mergers and asset transfers.

Depending on market interest rates prevailing at the time of the termination, a termination payment may be due to the trust or to the interest rate hedge counterparty. The amount of any such termination payment will be based on the market value of the interest rate hedge which may be positive or negative for the trust. Any such termination payment could, if market interest rates or other conditions have changed materially, be substantial. A payment due to the interest rate hedge counterparty would be made by the trust out of funds that would otherwise be available to make payments on the notes. To the extent not paid by a replacement interest rate hedge counterparty, any hedge termination payments would be paid from available funds on the same priority level with payments of interest on the class of notes to which the [applicable] interest rate hedge relates, and will reduce the amount of funds available for payments of interest and principal on the notes.

[If the interest rate hedge counterparty fails to make a termination payment owed to the trust, the trust may not be able to enter into a replacement interest rate hedge, and, to the extent the interest rate on the floating rate class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [Class B] notes[, as applicable,] exceeds the fixed rate the trust would have been required to pay the hedge counterparty under such interest rate hedge, the amount available to pay principal of and interest on the notes will be reduced. If [an] [the] interest rate hedge is terminated and no replacement hedge is entered into, you may experience delays and/or reductions in the interest and principal payments on your notes.]

[Retention of [[•]% of t][t]he class [•] notes by the depositor or an affiliate of the depositor may reduce the liquidity of the class [•] notes	[[•]% of t][T]he class [•] notes will be retained by the depositor or an affiliate of the depositor on the closing date, but[, to the extent not necessary to satisfy credit risk retention requirements,] may subsequently be sold directly by the depositor or through a placement agent or an underwriter after the closing date in one or more negotiated transactions or otherwise at varying prices to be determined at the time of sale. Accordingly, the market for such retained notes may be less liquid than would otherwise be the case. In addition, if any retained notes are subsequently sold in the secondary market, demand and market price of notes already in the market could be adversely affected. Additionally, if any retained notes are subsequently sold in the secondary market, the voting power of the noteholders of the outstanding notes may be diluted.]

Bankruptcy or insolvency of JDCC could result in delays or reductions in payments on the notes	The depositor has taken steps in structuring the transactions contemplated hereby that are intended to ensure that the voluntary or involuntary application for relief by JDCC under the U.S. Bankruptcy Code or other insolvency laws will not result in legal consolidation of the assets and liabilities of the depositor with those of JDCC. These steps include:

●	the creation of the depositor as a separate, limited-purpose subsidiary pursuant to a certificate of incorporation containing certain limitations, including restrictions on the nature of the depositor’s business; and

●	a restriction on the depositor’s ability to commence a voluntary case or proceeding under any insolvency law without the prior unanimous affirmative vote of all the depositor’s directors.

However, there can be no assurance that the activities of the depositor would not result in a court’s concluding that the assets and liabilities of the depositor should be consolidated with those of JDCC in a proceeding under any insolvency law.

JDCC will warrant to the depositor in each purchase agreement that the sale of the related receivables by it to the depositor is a valid legal sale of those receivables to the depositor. In addition, JDCC and the depositor will treat the transactions described in this prospectus as a legal sale of the receivables to the depositor, and the depositor will take all actions that are required to perfect the depositor’s ownership interest in the receivables.

Notwithstanding the foregoing, if JDCC were to become a debtor in a bankruptcy case, and a creditor or trustee-in-bankruptcy of the debtor or the debtor itself were to take the position that a sale of receivables to the depositor should be recharacterized as a pledge of those receivables to secure a borrowing of the debtor, then delays in payments of collections of receivables to the depositor could occur, or should the court rule in favor of the creditor, trustee or debtor, reductions in the amount of the payments could result.

If any transfer of receivables to the depositor is recharacterized as a pledge, a tax or government lien on the property of JDCC arising before the transfer of a receivable to the depositor may have priority over the depositor’s interest in the receivable. If the transactions contemplated in this prospectus are treated as a sale, for legal purposes the receivables would not be part of JDCC’s bankruptcy estate and would not be available to JDCC’s creditors.

In addition, while JDCC is the servicer, cash collections held by JDCC may, subject to certain conditions, be commingled and used for the benefit of JDCC prior to each payment date and, in the event of the bankruptcy of JDCC, a trust may not have a perfected interest in these collections.

Lack of liquidity in the secondary market could limit your ability to resell the notes	Over the past several years, events in the global financial markets, including the weakened financial condition of several major financial institutions, problems related to the housing market and securities backed directly or indirectly by mortgages and other financial assets, the depressed value of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain asset-backed securities, have caused, and may continue to cause, a significant reduction in liquidity in the secondary market for asset-backed securities, which could limit your ability to resell your notes and/or adversely affect the price of your notes. Your ability to resell your notes may also be adversely affected if current economic conditions result in increases in delinquencies by obligors on the receivables and such increases in delinquencies cause potential purchasers of your notes to become concerned about possible defaults by obligors. In addition, general economic concerns about the servicer or the sponsor, as well as general concerns about financial stability in the [agricultural, turf, construction and forestry] industries, may also lead to decreased liquidity for the notes. For more information about how a lack of liquidity may impact your ability to resell your notes, see “Risk Factors—You will have limited ability to resell notes.”

In some states the trust may not have a perfected security interest in the financed equipment securing the receivables	To facilitate servicing and to minimize administrative burden and expense, the servicer will be appointed custodian for the related receivables by the owner trustee, but will not stamp the receivables to reflect the sale and assignment of receivables to the trust, nor amend the financing statements filed to perfect the security interest in the financed equipment or the related certificates of title, if applicable, of the financed equipment. In the absence of amendments to the certificates of title, in some states a trust may not have perfected security interests in the financed equipment securing receivables originated. See “Certain Legal Aspects of the Receivables.”

If the protection provided to the investment of the noteholders by the subordination of the certificates and by the availability of the funds in the reserve account, if any, or any other credit enhancement or the protection provided to certificateholders by the reserve account or other credit enhancement is insufficient, the trust must rely solely on the payments from the obligors on the receivables, and the proceeds from the repossession and sale of financed equipment that secures defaulted receivables. In that event, certain factors, such as the trust’s not having first perfected security interests in some of the financed equipment, may affect the trust’s ability to realize on the collateral securing the receivables, and may reduce the proceeds to be distributed to the holders of the notes. See “Description of the Transfer and Servicing Agreements—Distributions” and “Offered Securities—Reserve Account” and “Certain Legal Aspects of the Receivables.”

Subordination may cause the certificates and some classes of notes to bear additional credit risk	The rights of the holders of any class of notes to receive payments of interest and principal may be subordinated to one or more other classes of notes. Holders of subordinated classes of notes will bear more credit risk than the more senior classes. In addition, to the extent specified in this prospectus, the rights of the holders of the certificates to receive payments of principal will be subordinated in priority of payment to payments of principal and interest on the notes.

Subordination may take the following forms:

●	interest payments on any date on which interest is due will first be allocated to the more senior classes;

●	principal payments on the subordinated classes might not begin until principal of the more senior classes is repaid in full;

●	subordinated classes bear the first risk of losses; and

●	if the indenture trustee had to sell receivables, the net proceeds of that sale may be allocated first to pay principal and interest on the more senior classes.

The timing and priority of payment, seniority, allocations of losses and method of determining payments on the respective classes of notes and certificates of any trust will be described in this prospectus.

Potential early payment of notes due to prepayment of receivables	All the receivables will be repayable at any time. Each prepayment will shorten the weighted average life of the receivables and the weighted average lives of the notes. Prepayment includes:

●	voluntary prepayments, including voluntary prepayments in connection with a refinancing due to trade-ins and issuance of a new note;

●	liquidations due to default; and

●	receipts of proceeds from insurance policies.

The rate of prepayments on the receivables may be influenced by a variety of economic, financial, climatic and other factors. In particular, the amount of prepayments on agricultural equipment receivables has historically tended to increase during periods in which farmers have strong cash flows.

Any reinvestment risks resulting from a faster or slower incidence of prepayment of receivables will be borne entirely by the noteholders. Also, see “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables” and “—Servicing Procedures” regarding JDCC’s obligation to repurchase the receivables under certain circumstances, “Description of the Transfer and Servicing Agreements—Termination” regarding the servicer’s option to purchase the receivables and “Description of the Transfer and Servicing Agreements” regarding the sale of the receivables if an insolvency event with respect to the depositor occurs.

Yield on the notes could be lower than you anticipate	In the case of securities purchased at a discount, the risk that a slower than anticipated rate of principal payments on the receivables could result in an actual yield that is less than the anticipated yield and, in the case of any securities purchased at a premium, the risk that a faster than anticipated rate of principal payments on the receivables could result in an actual yield that is less than the anticipated yield.

JDCC may commingle collections on the receivables with its own funds and invest the collections for its own benefit	The servicer will deposit all payments on receivables and all proceeds of receivables collected during each collection period into the collection account within two business days of receipt thereof. However, if JDCC satisfies certain requirements for monthly or less frequent remittances as described in this prospectus, then so long as JDCC is the servicer and provided that:

●	there exists no servicer default; and

●	each other condition to making monthly or less frequent deposits that may be specified by each hired NRSRO is satisfied,

the servicer will not be required to deposit such amounts into the collection account until on or before the business day preceding the payment date. Pending deposit into the collection account, collections may be invested by the servicer at its own risk and for its own benefit, and will not be segregated from funds of the servicer. If the servicer were unable to remit these funds, noteholders might incur a loss.

THE TRUST

General

The issuing entity, John Deere Owner Trust 20XX, will be a statutory trust formed under the laws of the State of Delaware under a trust agreement between the depositor and the owner trustee for the transactions described in this prospectus. After its formation, the trust will not engage in any activity other than:

●	acquiring, holding and managing the receivables and the other assets of the trust and proceeds from those assets;

●	issuing the notes;

●	[making Net Hedge Payments and hedge termination payments pursuant to the interest rate hedge agreement[s];]

●	making payments on the notes;

●	issuing and making payments on the certificates representing beneficial equity interests in that trust; and

●	engaging in other activities that are necessary, suitable or convenient to accomplish the foregoing or that are incidental thereto or connected with those activities.

Upon the issuance of the notes and the certificates, the trust will use the proceeds to purchase receivables from the depositor pursuant to the sale and servicing agreement. The servicer will initially service the receivables and will be compensated for acting as the servicer. See “Description of the Transfer and Servicing Agreements—Servicing Compensation.” Upon the issuance of the notes and the certificates, following the transfer of the receivables and other related trust assets to the trust, the depositor will have no continuing duties with respect to the securities or the pool assets other than certain reporting obligations described elsewhere in this prospectus.

The trust agreement may be amended by the depositor and the owner trustee, without the consent of any of the noteholders or the certificateholder, to cure any ambiguity, to correct or supplement any provisions in the trust agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the trust agreement or of modifying in any manner the rights of the noteholders or the certificateholder; provided, however, that such action shall not adversely affect in any material respect the interests of any noteholder or the certificateholder, provided further that 10 days’ (or 10 business days’, if set forth in the trust agreement) prior written notice of any such amendment be given to each hired NRSRO and, if a hired NRSRO notifies the owner trustee that such amendment will result in a downgrading or withdrawal of the then current rating of any class of the notes, such amendment shall become effective with the consent of the noteholders evidencing not less than a majority of the outstanding amount of the notes (or other amount set forth in this prospectus); provided further that any solicitation of such consent shall disclose the downgrading or withdrawal that would result from such amendment.

In addition, the trust agreement may also be amended by the depositor and the owner trustee, with prior written notice to the hired NRSROs, with the consent of the noteholders evidencing not less than a majority of the outstanding amount of the notes and the consent of the certificateholder (which consents will not be unreasonably withheld) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the trust agreement or of modifying in any manner the rights of the noteholders or the certificateholder; provided, however, that no such amendment shall (a) increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on receivables relating to the notes or distributions that shall be required to be made for the benefit of the noteholders or the certificateholder or (b) reduce the percentage of the outstanding amount of the notes required to consent to any such amendment or eliminate the consent of the certificateholder to any such amendment, without the consent of the holders of all the outstanding notes and the certificate.

The owner trustee, each certificateholder, the indenture trustee and each noteholder will agree that they will not at any time institute against the depositor or the trust, or join in any institution against the depositor or the trust of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any federal or state bankruptcy or similar law in connection with any obligations relating to the trust certificates, the notes or any of the transaction documents. However, the depositor, the servicer and the indenture trustee are not prohibited from filing any claim or taking any action with respect to any insolvency proceeding that was instituted against the trust by any person other than such party.

Unless otherwise provided in this prospectus, the trust agreement will provide that the trust will be dissolved upon certain bankruptcy events with respect to the depositor, including the filing of a decree or order by a court in an involuntary bankruptcy proceeding which order remains unstayed and in effect for 90 consecutive days, and the commencement by the depositor of a voluntary bankruptcy proceeding.

The depositor will retain the certificates. The issuance of the certificates and the proceeds from the initial sale of the notes will be used by the trust to purchase the receivables from the depositor pursuant to the sale and servicing agreement among the trust, the depositor and the servicer. No other expenses incurred in connection with the selection and acquisition of the receivables are payable from the proceeds of the issuance of the notes. [The sale of the receivables by the depositor to the trust will be treated as a secured financing rather than a sale for accounting purposes.] The servicer will initially service the receivables pursuant to the sale and servicing agreement, and will be compensated for acting as the servicer. The servicer will designate Deere Credit Services, an indirect wholly owned subsidiary of Deere, as its agent to service the receivables as sub-servicer at the servicer’s expense. See “Description of the Transfer and Servicing Agreements—Servicing Compensation” in this prospectus. To facilitate servicing and to minimize the administrative burden and expense, the servicer will be appointed custodian for the receivables by the trust, but will not stamp the receivables to reflect the sale and assignment of the receivables to the trust, nor amend the financing statements, if any, filed to perfect the security interest in the equipment financed thereby or the certificates of title, if applicable, of the financed equipment. In the absence of amendments to the certificates of title, the trust may not have perfected security interests in the financed equipment securing the receivables originated in some states. [In the case of turf equipment receivables generated by consumer purchases, the trust’s security interest in the financed equipment is based on the automatically perfected purchase money security interest transferred from JDCC and the depositor. Except in limited circumstances, no financing statements are filed with respect to turf equipment receivables generated by consumer purchases. In the absence of financing statements being filed with respect to turf equipment receivables generated by consumer purchases, a purchaser of such turf equipment from the obligor may take the equipment free of the trust’s security interest if the purchaser, without knowledge of the trust’s security interest, buys the equipment for value and primarily for the buyer’s personal, family or household purposes. See “Certain Legal Aspects of the Receivables” in this prospectus.]

If the protection provided to the investment of the noteholders by the availability of funds in the reserve account is insufficient, the trust must rely solely on payments from or on behalf of the obligors on the receivables and the proceeds from the repossession and sale of the financed equipment that secures defaulted receivables. In that event, certain factors, such as the trust’s not having first priority perfected security interests or perfected purchase money security interests in some of the financed equipment subject to the receivables, may affect the trust’s ability to realize on the collateral securing those receivables, and may reduce the proceeds available to make payments on the notes. See “Description of the Transfer and Servicing Agreements—Distributions”, “—Credit and Cash Flow Enhancement—Reserve Account and Certificates” and “Certain Legal Aspects of the Receivables” in this prospectus.

The trust’s fiscal year-end is [•] of each year and its principal offices are in [•], in care of [•], as owner trustee, at the address listed below under “—The Owner Trustee” in this prospectus.

Security Interest in the Receivables

The indenture will create a security interest in the receivables owned by the trust in favor of the indenture trustee on behalf of the noteholders. The trust will perfect such security interest by filing a financing statement under the UCC with the appropriate authority in the State of Delaware. The trust will be obligated to maintain such perfected security interest.

Capitalization of the Trust

The following table illustrates the capitalization of the trust as of the cut-off date as if the issuance of the notes and the certificates had taken place on that date:

Class A-1[*]	[•]% Asset Backed Notes	$ [•]
Class A-2[A][*][**]	[•]% Asset Backed Notes	[•]
[Class A-2B[*][**]	Floating Rate Asset Backed Notes[(1)]	[•]]
Class A-3[*]	[•]% Asset Backed Notes	[•]
Class A-4[*]	[•]% Asset Backed Notes	[•]
[Class B[*]	[•]% Asset Backed Notes	[•]]

Certificates		[•]

Total		$ [•]

[(1)	Interest accrues at a per annum rate of [LIBOR][•] + [•]%.]
[*	NOTE: The number of classes is for illustrative purposes only. In a particular transaction, there may be more or fewer classes offered.]
[**	NOTE: The class A-2 notes are divided into fixed and floating rate classes for illustrative purposes only. In any particular transaction, there may be more or fewer classes divided into fixed interest rate and floating interest rate classes.]

The Owner Trustee

[•] will act as the owner trustee under the trust agreement. [•] is a [banking corporation] [national banking association] and its principal offices are located at [•]. The owner trustee has provided owner trustee services since [•] and as of December 31, [•], [•] was acting as owner trustee with respect to over [•] issuances of securities, including mortgage-backed securities and asset-backed securities. [•] has acted as owner trustee of equipment lease-backed securities since [•]. The owner trustee has frequently acted as owner trustee for an issuing trust in securitizations of retail [agricultural], [turf], [construction] and [forestry] equipment receivables. The owner trustee’s liability in connection with the issuance and sale of the notes and the certificates is limited solely to the express obligations of the owner trustee set forth in the trust agreement and the sale and servicing agreement. The depositor shall pay the fees of the owner trustee and shall reimburse it for certain liabilities and expenses. [The owner trustee is an affiliate of [•], one of the underwriters and an affiliate of [•], which is one of a number of banks with which Deere and JDCC maintain ordinary banking relationships and from which Deere and JDCC have obtained credit facilities and lines of credit.]

To be eligible to be an owner trustee a financial institution must have trust powers, have a combined capital and surplus of at least $50,000,000, and be subject to supervision by state or federal authorities. An owner trustee’s liability in connection with the issuance and sale of the securities is limited solely to the express obligations of the owner trustee set forth in the trust agreement and the sale and servicing agreement. Under the administration agreement, JDCC, as administrator, is obligated to perform on behalf of the owner trustee all of the administrative obligations of the owner trustee under the trust agreement. The owner trustee shall not have any liability for those obligations that the administrator has agreed to perform.

An owner trustee may resign at any time, in which event the administrator will be obligated to appoint a successor owner trustee. The administrator of a trust may also remove the owner trustee if the owner trustee ceases to be eligible to continue as owner trustee under the trust agreement or if the owner trustee becomes insolvent. In either of these circumstances, the administrator will be obligated to appoint a successor owner trustee. Any resignation or removal of an owner trustee and appointment of a successor owner trustee will not become effective until acceptance of the appointment by the successor owner trustee. Expenses associated with replacing the owner trustee with a successor owner trustee will be paid by the depositor, unless the removal is a result of the willful misconduct or negligence of the owner trustee.

The depositor will pay the fees of the owner trustee. The depositor will reimburse and indemnify the owner trustee for all liabilities, losses, damages and expenses that are incurred by the owner trustee or arise out of its actions in connection with the trust, except where such liabilities, losses, damages or expenses arise from the owner trustee’s willful misconduct or negligence. The owner trustee will not be liable for any error in judgment made in good faith and will not be liable for any action taken at the direction of the administrator or any noteholder. The owner trustee will not be required to expend its own funds or incur any financial liability in respect of any of its actions as owner trustee if the owner trustee has reasonable grounds to believe that reimbursement to it of such funds or for such liabilities is not reasonably assured.

[to insert description of legal proceedings pending against the owner trustee]

THE TRUST PROPERTY

The property of the trust will include:

●	a pool of receivables transferred to the trust;

●	all monies, including accrued interest, due under the receivables on or after the applicable cut-off date;

●	amounts that from time to time may be held in one or more accounts established and maintained by the servicer pursuant to the sale and servicing agreement, as described in this prospectus;

●	security interests in the equipment financed under the receivables in the pool;

●	the right to proceeds from insurance policies covering equipment financed under the receivables or the obligors on the receivables;

●	proceeds of any repossessed equipment;

●	rights of the depositor under the purchase agreement with JDCC;

●	[rights under the hedge agreement and payments made by hedge counterparties under the hedge agreement];

●	interest earned on short-term investments made by the trust; and

●	any proceeds of the foregoing.

The receivables in each pool will arise from financing proposed by JDCC in connection with retail sales by John Deere dealers of new and used [agricultural, turf, construction and forestry] equipment to retail purchasers (the “obligors”). The receivables are acquired by JDCC from Deere and John Deere Construction and Forestry Company (the “sales companies”). In turn, the sales companies either originate the receivables in the ordinary course of business in connection with retail sales or acquire the receivables from the dealers in the ordinary course of business.

Each pool of receivables will continue to be serviced by the servicer and evidence direct or indirect financing made available by JDCC to the obligors. On or before the closing date, JDCC will sell the receivables to the depositor for sale to the trust. A reserve account will be maintained with the indenture trustee for the benefit of the noteholders and the certificateholders of the notes.

THE DEPOSITOR, THE SPONSOR AND SERVICER

John Deere Receivables, Inc.

The depositor is a wholly owned subsidiary of JDCC. JDRI was incorporated in the State of Nevada on July 15, 1992 and is organized for the limited purpose of purchasing retail receivables, transferring those receivables to third parties and performing any activities incidental to, and necessary or convenient for, the accomplishment of those purposes (including repurchase obligations for breaches of representations and warranties regarding receivables). The principal executive offices of JDRI are located at 1 East First Street, Suite 600, Reno, Nevada 89501, and its telephone number is (775) 786-5914.

The depositor has taken steps in structuring the transactions contemplated hereby that are intended to ensure that the voluntary or involuntary application for relief by JDCC under any insolvency law will not result in consolidation of the assets and liabilities of the depositor with those of JDCC. These steps include:

●	the creation of the depositor as a separate, limited-purpose subsidiary pursuant to a certificate of incorporation containing certain limitations, including restrictions on the nature of the depositor’s business; and

●	a restriction on the depositor’s ability to commence a voluntary case or proceeding under any insolvency law without the prior unanimous affirmative vote of all of the depositor’s directors.

However, there can be no assurance that the activities of the depositor would not result in a court’s concluding that the assets and liabilities of the depositor should be consolidated with those of JDCC in a proceeding under any insolvency law. See “Risk Factors—Bankruptcy or Insolvency of JDCC could result in delays or reductions in payments on the notes.”

In addition, with respect to the trust, the owner trustee, the indenture trustee, all noteholders and all certificateholders will covenant that they will not at any time institute against the depositor any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

JDCC will warrant to the depositor in the purchase agreement that the sale of the receivables by it to the depositor is a valid sale of the receivables to the depositor. In addition, JDCC and the depositor will treat the transactions described in this prospectus as a sale of the receivables to the depositor, and the depositor will take all actions that are required to perfect the depositor’s ownership interest in the receivables. See “Risk Factors—Bankruptcy or Insolvency of JDCC could result in delays or reductions in payments on the notes.”

[JDCC’s wholly-owned subsidiary, the depositor, will initially retain [            ]% of each class of notes and] the residual interest in the trust. The residual interest represents the ownership interest in the trust and the right to all funds not needed to make required payments on the notes, pay fees and expenses of the trust or make deposits in the reserve account. [The depositor’s retention of             % of each class of notes represents a vertical interest in the securitization transaction.] [The depositor’s retention of [             % of] the residual interest represents a horizontal interest in the securitization transaction.] The residual interest is subordinated to the notes and represents the first-loss interest in the securitization transaction. The depositor’s retained interests will not be hedged by JDCC, the depositor or any of their affiliates.]

[To be added for offerings after December 24, 2016:] [For more information of about the required retention of credit risk in the transaction by the sponsor, you should read “Credit Risk Retention.”]

Deere & Company

John Deere’s operations are categorized into three major business segments:

●	the agriculture and turf segment primarily manufactures and distributes a full line of agriculture and turf equipment and related service parts—including large, medium and utility tractors; loaders; combines, corn pickers, cotton and sugarcane harvesters and related front-end equipment and sugarcane loaders; tillage, seeding and application equipment, including sprayers, nutrient management and soil preparation machinery; hay and forage equipment, including self-propelled forage harvesters and attachments, balers and mowers; turf and utility equipment, including riding lawn equipment and walk behind mowers, golf course equipment, utility vehicles, and commercial mowing equipment, along with a broad line of associated implements; integrated agricultural management systems technology and solutions; and other outdoor power products.

●	the construction and forestry segment primarily manufactures and distributes a broad range of machines and service parts used in construction, earthmoving, material handling and timber harvesting—including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders; excavators; motor graders; articulated dump trucks; landscape loaders; skid-steer loaders; and log skidders, feller bunchers, log loaders, log forwarders, log harvesters and related attachments.

The products and services produced by the segments above are marketed primarily through independent retail dealer networks and major retail outlets.

●	the financial services segment primarily finances sales and leases by John Deere dealers of new and used agriculture and turf equipment and construction and forestry equipment. In addition, it provides wholesale financing to dealers of the foregoing equipment, finances retail revolving charge accounts and operating loans and offers extended equipment warranties.

Deere is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the SEC. For further information regarding Deere, reference is made to those reports and other information which are available as described under “Where You Can Find More Information” in this prospectus.

John Deere Capital Corporation

JDCC is the sponsor, servicer and originator. JDCC is a corporation organized under the laws of Delaware, which commenced operations in 1958. JDCC and its subsidiaries provide and administer financing for retail purchases of new equipment manufactured by John Deere’s agriculture and turf and construction and forestry divisions and used equipment taken in trade for this equipment. JDCC and its subsidiaries generally purchase retail installment sales and loan contracts (retail notes) from John Deere. John Deere generally acquires these retail notes through John Deere retail dealers. JDCC and its subsidiaries also purchase and finance a limited amount of non-John Deere retail notes and continue to service a small portfolio of recreational products and other retail notes. John Deere Financial Services, Inc., a wholly owned finance holding subsidiary of Deere, is the parent of JDCC. JDCC’s executive offices are located at 1 East First Street, Suite 600, Reno, Nevada 89501. Its telephone number is (775) 786-5527.

JDCC and its subsidiaries also finance and service revolving charge accounts, in most cases acquired from and offered through merchants in the agriculture and turf and construction and forestry markets. JDCC and its subsidiaries also provide wholesale financing for inventories of John Deere agriculture and turf, and construction and forestry equipment owned by dealers of those products. They also lease John Deere equipment and a limited amount of non-John Deere equipment to retail customers.

JDCC and its subsidiaries also offer credit enhanced international export financing to select customers and dealers which generally involves John Deere products.

JDCC is the sponsor that initiates and organizes the issuance by the trust and is the servicer of the receivables. JDCC’s role as sponsor includes directing the issuance of the notes by the issuing trust, establishing the terms of the notes, and working with the hired NRSROs, the trustee, legal counsel, accountants and the underwriters in connection with offering of the notes. JDCC and its predecessors, directly or through one of its affiliated companies, including Deere Credit Services, have been sponsoring and servicing retail installment contracts receivables since 1958. As of [            ], 20XX, JDCC was servicing a total portfolio of approximately $[            ] in retail notes. JDCC services all of the retail notes that have been securitized by JDCC, which as of [            ], 20XX totaled over $[            ] in retail notes. Except as provided in this prospectus, there have been no defaults or performance trigger events in any of its public retail agricultural, turf, construction and forestry equipment receivables securitizations. JDCC has not taken any actions outside of its ordinary performance to prevent such events. There have been no material changes in JDCC’s policies or procedures for its servicing of retail agricultural, turf, construction and forestry equipment receivables during the three years preceding the date of this prospectus and JDCC has not had material disclosures nor has been terminated as a servicer due to servicing activities.

At             , 20XX, JDCC and its subsidiaries had [•] and [•] full- and part-time employees, respectively. At that date, net receivables and leases administered by JDCC, which include receivables administered but not owned, were $[•] [billion]. The sponsor has significant securitization experience and has sponsored various securitizations of assets similar to the receivables held by the trust in registered U.S. transactions. JDCC was the sole sponsor of each of these transactions. No securitizations sponsored or serviced by JDCC have defaulted or experienced an early amortization triggering event. The following table sets forth the aggregate principal amount of the notes and certificates issued in the public securitizations sponsored by JDCC:

John Deere Owner Trust	Aggregate Principal Amount (Notes and Certificates)
20XX	$	XX
2015-B		$770,260,178
2015		$1,021,359,183
2014-B		$1,035,811,582
2014		$1,032,994,050
2013-B		$870,372,823
2013		$873,258,402
2012-B		$1,062,657,975
2012		$1,032,313,144
2011		$1,157,621,971
2010		$747,429,380
2009-B		$775,459,440
2009		$702,403,218
2008		$653,678,817
2007		$1,016,079,095
2006		$802,510,248
2005		$751,775,240
2004		$756,988,476
2003		$757,696,670
2001		$931,575,802
1999-A		$805,741,832
1995-A		$750,353,833
1994-A		$500,077,200
1993-A		$600,098,154
1993-B		$600,245,250
1992-A		$500,136,353

Total:	$	[ ]

The following table sets forth the size of the portfolio of retail installment contracts serviced by JDCC since [•]:

	20XX	20XX	20XX	20XX	20XX	20XX
(Dollars in Millions)
Retail installment contracts	$ [•]	$ [•]	$ [•]	$ [•]	$ [•]	$ [•]

Deere Credit Services, Inc.

The servicer will designate Deere Credit Services, an indirect wholly owned subsidiary of Deere and of the servicer, as its agent to service the receivables as sub-servicer at the servicer’s expense. Deere Credit Services was incorporated in 1986 in the State of Delaware and has acted as sub-servicer with respect to all of the retail installment contracts receivables serviced by JDCC in connection with the depositor’s registered securitizations of retail installment receivables contracts. The servicing procedures and practices adopted by Deere Credit Services, as sub-servicer, are the same as those adopted by JDCC. See “Description of the Transfer and Servicing Agreements—Servicing Procedures.”

Affiliations Among Transaction Parties

The diagram below illustrates the ownership structure among the affiliated transaction parties.

THE RECEIVABLES POOL

Underwriting Criteria for Receivables

Each pool of receivables will consist of receivables purchased by JDCC from the sales companies as described in this prospectus. JDCC purchases and enters into contracts in accordance with its credit standards, which are generally based upon:

●	the obligor’s ability to repay the obligation;

●	the obligor’s credit history; and

●	the obligor’s down payment on the financed equipment.

Origination

General

JDCC provides and administers financing for retail purchases of new equipment manufactured by John Deere’s [agricultural, turf, construction and forestry] equipment divisions and used equipment taken in trade for this equipment. JDCC purchases retail installment sales and loan contracts (“retail notes”) from John Deere. These retail notes are acquired by John Deere through John Deere equipment retail dealers. JDCC also purchases and finances a limited amount of retail notes unrelated to equipment manufactured by John Deere.

The terms and the conditions on which JDCC acquires retail note receivables from John Deere are governed by agreements with John Deere, which may be terminated by either John Deere or JDCC on 30 days’ notice. As provided in these agreements, JDCC agrees to the terms and conditions for purchasing the retail notes from John Deere. Under these agreements, John Deere is not obligated to sell retail notes to JDCC, and JDCC is obligated to purchase retail notes from John Deere only if the retail notes comply with the terms and conditions set by JDCC.

The basis on which John Deere originates or acquires retail notes from the dealers is governed by agreements with the John Deere dealers, which may be terminated at will by either the dealers or John Deere. In originating or acquiring these retail notes from dealers, the terms and conditions, as set forth in agreements with the dealers, conform with the terms and conditions adopted by JDCC in determining the acceptability of retail notes to be purchased from John Deere. The dealers are not obligated to refer or sell these notes to John Deere and John Deere is not obligated to accept these retail notes from the dealers. In practice, retail notes are originated or acquired from dealers generally if the terms of these retail notes and the creditworthiness of the customers are acceptable to JDCC for purchase of these retail notes from John Deere. JDCC acts on behalf of both itself and John Deere in determining the acceptability of the retail notes and in acquiring acceptable retail notes from dealers.

Receivables are eligible for acceptance if they conform to prescribed finance plan terms.

JDCC guidelines relating to down payment requirements and contract terms on retail notes are generally as follows:

	Down Payment	Contract Term
Agricultural equipment (new and used):
Seasonal payments	20%	3-7 crop years
Monthly payments	10%	36-84 months
Turf equipment (new and used):
Seasonal payments	10%	3-7 years
Monthly payments	10%	36-84 months
Construction and forestry equipment:
New	10%	48-60 months
Used	15%	36-48 months

While the above-mentioned down payment requirements are generally JDCC’s minimum guidelines, historically agricultural contracts have typically received greater down payments than these guidelines due to factors such as trade-in values where the customer has a strong equity position in the equipment that is being traded in. In limited circumstances, retail notes may be accepted and acquired even though they do not conform in all respects to JDCC’s general underwriting terms. Acceptance and acquisition of these retail notes is based on steps specified in JDCC’s written underwriting guidelines, which include proper documentation of any underwriting exceptions and receipt of prior approvals at the appropriate authority level. JDCC determines whether retail notes should be accepted and how they should be serviced. JDCC’s underwriting guidelines provide that acceptance of these retail notes is subject to various factors such as the obligor’s prior payment history with JDCC and other creditors, and may also be dependent in part on one or more of the following risk mitigation enhancements: higher down payment than guideline, accelerated payment schedule or risk sharing with the originating John Deere dealer. Officers of JDCC are responsible for establishing policies and reviewing the performance of JDCC in accepting and collecting retail notes. JDCC normally makes all of its own routine collections, settlements and repossessions on retail notes.

Additionally, while JDCC uses automated acceptance decisions to more efficiently process applications, the credit scoring used in that process is not a minimum level for approval within the underwriting criteria and applications may be reviewed manually for reasons unrelated to credit scoring.

Credit Review and Acceptance

JDCC has an Internet-based application system which provides quotes, credit approvals and documentation. Within JDCC this same system interfaces with JDCC’s decision engine module and loan accounting system. Retail notes and financial information are entered into the system by dealers. An internal credit score is then automatically calculated from the data entered plus credit bureau information. A review of the information is performed to ensure that the retail note is complete and in compliance with the terms approved by John Deere Financial. Dealers print the required documentation and obtain the customer’s signatures. The contract is submitted to John Deere Financial Services, Inc., where it is audited.

John Deere documents some of its retail notes through electronic installment contracts. Retail notes may be evidenced by electronic installment sales contracts, which are classified as “electronic chattel paper” under the Uniform Commercial Code (“UCC”).

A deposit equal to one percent of the face amount of certain John Deere agricultural and turf equipment retail notes originating from each dealer is withheld by JDCC from that dealer. Any subsequent retail note losses are charged against the withheld deposits. At the end of each calendar quarter, the balance of each dealer’s withholding account in excess of (i) a specified percentage (ranging from one half of one percent to three percent based on dealer qualifications) of the total balance outstanding on retail notes originating with that dealer, or (ii) the excess above an agreed dollar amount, is remitted to the dealer. To the extent that these deposits withheld from the dealer from whom the retail note was acquired cannot absorb a loss on a retail note, it is charged against JDCC’s allowance for credit losses. No such deposits withheld from a dealer will be pledged for the benefit of, or otherwise transferred to, the issuing entity for the notes. There is no withholding of dealer deposits on John Deere construction and forestry products.

JDCC requires that theft and physical damage insurance be carried on all goods securing retail notes. The customer may, at his or her own expense, have JDCC or the seller of the goods purchase this insurance or obtain it from other sources.

Dealers must obtain prior approval on each application before submitting a retail note. JDCC requires this advance review because JDCC bears significant credit risk on the retail notes. Credit analysts review the customer’s employment/job experience in addition to the financial statements, payment history and credit score.

Agricultural Equipment

The agricultural credit scoring system used by JDCC is statistically derived from historical data. All agricultural retail notes have been evaluated using this scoring system since December 1986. The scorecards are updated and changes are implemented periodically. JDCC uses the credit scoring system to automate some acceptance decisions.

The agricultural retail installment and loan contracts that may be part of the receivables pool are normally financed up to 90% of the dealer invoice price of the financed equipment. In certain circumstances up to 115% of the dealer invoice price of the equipment may be financed.

[Turf Equipment

JDCC evaluates the credit risk of the turf equipment credit applications it receives by using a scoring system that was statistically derived from historical data. All turf equipment retail notes have been evaluated using this scoring system since January 1995. The scoring system is updated and changes are implemented periodically. JDCC uses the credit scoring system to automate some acceptance decisions.

The turf equipment retail installment and loan contracts that may be part of the receivables pool are normally financed up to 90% of the dealer invoice price. In certain circumstances up to 130% of the dealer invoice price may be financed.]

Construction & Forestry Equipment

All construction and forestry retail notes accepted since July 1987 have been scored using a distinct construction scoring system that was statistically derived from historical data. Construction scorecards are reviewed and updated periodically. During 1997, an auto-approval process, which utilizes credit score and other criteria, was implemented. Based on the credit score, an application for a loan will currently be priced in one of five categories.

The construction and forestry retail installment and loan contracts that may be part of the receivables pool are normally financed in an amount ranging from 100% to 115% of the dealer invoice price of the financed equipment.

Billing, Collection and Non-Performance Procedures

Billing and Collections

All payments are applied first to interest and then to principal. Each retail note has a ten-day grace period. If the payment is not received by the end of this period, past due interest may accrue from the payment due date on the past due payment amount, depending on the obligor’s state of residence. Payments on a limited number of accounts with outstanding late payment and other charges may first be applied to satisfy those charges with the remainder applied to interest and principal.

Agricultural, turf, construction, and forestry accounts enter an automated collection system at 10 days past due and are behavior-scored. The collection system features automated work assignments and scheduling and provides collection activity statistics for reporting and evaluation purposes.

Collection strategies are employed according to the behavior score and the applicable past due category: 1-59 days delinquent, 60-119 days delinquent, and over 120 days delinquent. The telephone collection process (calls and letters) will continue until all means to collect the account have been exhausted. Generally, a decision is made whether to continue collections efforts or to repossess when the account reaches 120 days past due for agricultural notes and 90 days for construction notes. At any time, if the account is deemed uncollectible, the equipment may be repossessed regardless of the past due status. The dealer that sold the equipment to the customer and facilitated the note request generally provides assistance with collecting or repossessing the past due account. Agricultural and turf equipment dealers often provide assistance in order to protect their reserve accounts and preserve customer relationships, while construction and forestry dealers provide assistance primarily to preserve customer relationships.

The use of the collection system, collection strategies, and dealer assistance problem accounts are identified at initial stages, which helps to minimize losses.

Deferrals

JDCC makes every effort to collect accounts promptly. However, occasionally it becomes necessary to grant a deferral on part or all of a scheduled installment. Factors for determining whether a deferral should be granted generally include:

●	equity in the equipment;

●	payment potential of customer;

●	payment history of customer; and

●	individual circumstance (e.g., loss of crops, funding delay relating to approved operating loans or government payments, illness, etc.).

Deferrals are only granted after the customer has demonstrated a true need and the ability for repayment remains highly probable. Before granting a deferral, significant effort is made to obtain a partial payment. The dealer that facilitated the origination of the retail note being considered for a deferral is usually contacted for consultation, since the dealer’s reserve is at risk for agricultural and turf notes.

Deferrals are utilized to match customer cash flows to payment dates. Customers in the agricultural, construction, forestry, and commercial turf markets occasionally experience payment delays because of timing of governmental payments, delays in receivables or cash flows. Most agricultural note payments are due annually to match harvest and estimated cash flows. Construction, forestry and commercial turf notes are generally structured with monthly payments or irregular payment schedules in which there are months during the year when payments are not required due to the seasonality of the work. Consequently, deferrals are utilized to move payments into those months when payments are not otherwise due, or to months where payments better match a customer’s future cash flow.

Repossession Procedures

If it becomes impossible to collect on a past due account, the only option may be to repossess the equipment. The decision to repossess is almost always made in consultation with the selling dealer.

The selling dealer is typically asked to recover agricultural, turf, construction and forestry equipment. If the dealer does not or cannot do so, an outside repossession agency is hired. The dealer, or in rare instances a third party, provides storage space until the equipment is sold or the past due status is cured.

Recovery Process

The customer is given the option, in writing, to redeem the repossessed equipment for up to three weeks (depending on the relevant state regulation) from the date of repossession. The amount due plus any repossession costs and legal fees must be paid in cash or certified funds before the equipment is released. If the customer does not redeem the equipment, JDCC disposes of it in a commercially reasonable manner. Once the equipment is physically on the dealer’s lot, the selling process begins. If the selling dealer purchases the retail note, the equipment is reassigned to the dealer. If, however, the selling dealer declines to purchase the retail note and the customer does not cure the past due status, the equipment is listed for sale to both John Deere dealers and approved equipment brokers.

Purchase offers are reviewed and either accepted or rejected. Many times a higher sale price is negotiated with the party making the offer. Under this scenario, eighty days normally elapse from the time the decision to repossess the equipment is made until the equipment is sold and settled for.

In the case of agricultural and turf notes, JDCC charges the reserve account of the dealer that originated a defaulted note for losses and any appropriate unrecovered expenses of repossession, disposition and collection of deficiency balances. JDCC does pursue the customer for deficiency balances and, when payments are received, the selling dealer’s reserve is credited, if appropriate. Construction and forestry dealers do not have a reserve account so deficiencies are pursued against the customer.

Asset Representations Review

The asset representations reviewer will conduct a review of receivables that are 60 days or more delinquent for their compliance with certain representations and warranties made by the sponsor and the depositor about the receivables in the transaction documents upon the satisfaction of each of the following conditions:

●	the delinquency trigger (as defined below) is met or exceeded, and

●	the following occurs:

¡	at least 5% of the noteholders, measured by the outstanding principal balance of the notes, demand a vote of the noteholders to determine if a review should be performed, and

¡	at least a majority of the noteholders, measured by the outstanding principal balance of the notes of the noteholders voting, choose to initiate an asset representations review.

For more information regarding the asset representations reviewer, see “Asset Representations Reviewer” in this prospectus.

Asset Representations Review Delinquency Trigger

A “delinquent” receivable is a receivable for which payment of at least 95% of the required payment for agricultural contracts and 90% of the required payment for [construction], [turf], and [forestry] contracts has not been received by the servicer by the payment due date as of the end of the collection period, including receivables with bankrupt obligors but excluding receivables in repossession status or that have been charged off by the servicer according to its servicing procedures.

The “delinquency trigger” is calculated as a percentage equivalent of a fraction, the numerator of which is equal to the payoff amount of [60] day or more delinquent receivables and the denominator of which is equal to the pool balance of all outstanding receivables, measured as of the end of the collection period. The pool balance is defined as the aggregate principal balance of the receivables (excluding purchased receivables and liquidated receivables) less the aggregate write-down amount as of the last day of such collection period.

The “payoff amount” for a receivable is calculated as of the close of business on the last day of a collection period, and is equal to the remaining unpaid principal balance of the delinquent receivable, plus accrued but unpaid interest and related fees.

The delinquency trigger applicable to this transaction will be [            ].

The sponsor believes that the delinquency trigger is appropriate based on an analysis of the historical [60] day or more delinquency rate over the life of the sponsor’s other transactions. For each of the [•] registered [and selected private] offerings of notes backed by [•] completed by the sponsor from [•] to [•], the sponsor determined the maximum delinquency ratio across all settlement periods. The sponsor then multiplied this maximum historical delinquency ratio by [    ] times and rounded to the nearest [0.05]% to derive the delinquency trigger. Because the sponsor’s other transactions have not experienced significant historical delinquencies and given the relatively stable economic period related to the agricultural market, the multiple is intended to account for future volatility and stressed economic conditions. Based on its experience in historical transactions, the sponsor believes that this method will incorporate shifts in delinquencies that align the delinquency trigger with changes in delinquency rates. [Additionally, the [    ] times multiple is expected to generate a delinquency trigger which would be met before any losses on the notes would occur.]

[Include chart comparing the delinquency trigger against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB]

For more information regarding [60] day or more delinquent asset statistics for the sponsor’s prior securitized pools, see “The Receivables Pool—Static Pool Information” in this prospectus.

The servicer will monitor delinquent receivables and will include on the monthly statement to noteholders the percentage of receivables that are delinquent in each monthly period in 30 or 31 day increments up to [180] days and whether the delinquency trigger has been met or exceeded for the related monthly period. If the delinquency trigger has been met or exceeded for the related monthly period, the servicer will provide a notice to the sponsor, the depositor and the indenture trustee, and will include a notice on the monthly servicer report and on the Form 10-D, that such trigger has been met.

Voting

Within [90] days of publication that the delinquency trigger has been met or exceeded in the monthly statement to noteholders on Form 10-D, the noteholders may determine whether a review of [60] day or more delinquent receivables should be initiated by the asset representations reviewer. Noteholders may exercise this right by contacting the [indenture trustee].

If the requesting noteholder is the record holder of any notes, no verification procedures will be required. If the requesting noteholder is not the record holder of any notes and is instead a beneficial owner of notes, the [indenture trustee] may require no more verification than (1) a written certification from the noteholder that it is a beneficial owner of a specified principal balance of the notes and (2) one additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document. If less than 5% of the noteholders by aggregate principal balance of the notes demand that a review be initiated within [90] days of publication of the delinquency trigger being met, no additional vote will be required and no asset representations review will be conducted. Notes held by the sponsor or servicer, or any affiliates thereof, will not be included in the calculation of determining whether 5% of noteholders have elected to initiate a vote.

If at least 5% of the noteholders by aggregate principal amount of the notes outstanding demand that a vote be conducted, the indenture trustee will initiate a vote of all the noteholders by posting a notice through The Depository Trust Company (“DTC”) and the issuing entity will disclose on the Form 10-D for the relevant monthly period in which the noteholders demand that a vote be conducted the voting procedures that the indenture trustee will use and how to cast a vote. The indenture trustee will allow noteholders to vote for at least [150] days after the Form 10-D including disclosure that the trigger has been met or exceeded is filed. If at the end of that [150] day period, at least a majority of the noteholders by aggregate principal balance of the notes who have voted choose to approve initiating the asset representations review, the indenture trustee will notify the servicer and depositor who in turn will direct the asset representations reviewer to conduct a review as set forth below under “—The Asset Representations Review.” In addition, the indenture trustee will provide a notice of the result of the vote through DTC, which will be directed to the noteholders.

Asset Representations Review

Upon the approval of the noteholders as set forth above under “—Voting,” the trust will instruct the servicer to provide the asset representations reviewer with access to copies of documents necessary to perform its review within [45] days of the conclusion of the vote approving the review. The asset representations reviewer will then conduct its review of all receivables [60] days or more delinquent as of the end of the most recent [collection] period. The asset representations reviewer will compare such delinquent receivables to the asset level representations and warranties made by the sponsor and the depositor on the closing date with respect to the receivables. The related representations and warranties are measured as of the time of origination, the cut-off date or the closing date as specified in the sale and servicing agreement. The procedures to be used by the asset representations reviewer will be set forth in the asset representations review agreement, which will be filed with the final prospectus.

The asset representations reviewer will only determine whether:

●	a receivable sold on the closing date satisfied the asset level representations and warranties made by the sponsor and the depositor in the transaction documents,

●	a receivable failed to satisfy such representations or warranties,

●	there is missing or insufficient documentation with respect to whether a representation or warranty was satisfied, or

●	[there was no evidence that a receivable failed to satisfy any representation or warranty].

The asset representations reviewer will not determine whether any failures to meet the representations and warranties resulted in breaches of the representations and warranties or whether the sponsor or the depositor would be required to repurchase any such receivables. Additionally, the asset representations reviewer will not determine the reason for the delinquency of any receivable, the creditworthiness of any obligor, the overall quality of any receivable or the compliance of the servicer with its covenants with respect to the servicing of the receivables.

[The fees and expenses of the asset representation reviewer will be paid by the trust from monthly collections on the receivables. See “Description of the Transfer and Servicing Agreements—Distributions—Priority of Payments.”] [The fees and expenses of the asset representations reviewer will be paid by the sponsor. To the extent any fees, expenses and indemnification of the asset representations reviewer are not paid by the sponsor, any unpaid fees, expenses and indemnification of the asset representations reviewer will be paid from collections of the trust.]

The asset representations reviewer will be required to complete its review within [60] days of receiving the documents necessary to start its review. The asset representations reviewer will provide the indenture trustee, the sponsor, the depositor and the servicer with (i) a detailed report of its findings and (ii) a summary of its report (for distribution to the noteholders) within [30] days of completing its review. The summary of the asset representations reviewer’s report will be included in the statement to noteholders on the Form 10-D for the collection period in which such summary report was provided. A complete copy of the asset representations reviewer’s report may be provided to any noteholder by the indenture trustee at the request of such noteholder, which will include receivable-level information necessary for any repurchase requests and the result of tests performed on each receivable.

After receiving the asset representations review report, the depositor will take appropriate action, as necessary, to determine whether there is any breach of any representation and warranty that materially and adversely affects the interests of a trust in a receivable. If there is such a breach, unless the breach is cured, the depositor will repurchase the affected receivables from the trust. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables.” None of the indenture trustee, the owner trustee, the asset representations reviewer or the servicer is obligated to investigate the accuracy of the representations and warranties with respect to the receivables subject to the asset representations review.

[Financial Condition of the Sponsor or the Servicer]

[To the extent material, add disclosure regarding the financial condition of the sponsor, the servicer and any other party responsible for repurchasing a receivable as a result of a breach of any representations or warranties.]

Dispute Resolution

The depositor, the sponsor, the owner trustee, the servicer, the sub-servicer, the indenture trustee or any noteholder may, upon discovery of a breach of a representation or warranty related to a receivable made by the depositor or the sponsor in the transaction documents, which materially and adversely affects the interest of the noteholders [or the certificateholders] in the related receivable, demand that the depositor or the sponsor repurchase the related receivable from the trust. In order to make a repurchase demand, a noteholder will be required to provide a notice to the indenture trustee. If any such party provides sufficient notice as provided in the transaction documents within the applicable statute of limitations period of an alleged breach of a representation or warranty with respect to a receivable made by the depositor or the sponsor in the transaction documents, and the sponsor or the depositor fails to resolve such request within 180 days of receipt, the requesting party has the right to refer the matter to a dispute resolution process described below. This right applies to all repurchase requests made in accordance with the transaction documents and is not limited to repurchase requests made in connection with a review pursuant to the asset representations review process described under “—Asset Representations Review.” This right applies only to repurchase requests based on an alleged breach by the depositor or the sponsor of a representation or warranty made with respect to a receivable in the transaction documents which breach materially and adversely affects the interests of the noteholders [or the certificateholders], and is not a mechanism for requesting repurchase or other relief from losses resulting from changes in the credit quality of the receivable or other market conditions. Each such notice must be made in accordance with the requirements set forth in the transaction documents and must specifically identify the receivable to be repurchased and specify the representations or warranties allegedly breached. General allegations relating to the entire pool of receivables or an unspecified subset of the pool are not a sufficient description for purposes of the notice. If a receivable is paid off, satisfied or repurchased, no demands to repurchase are permitted, and there is no further right to mediation or arbitration regarding that receivable. None of the representations and warranties related to the receivables relate to the performance of the receivables or to any credit losses that may occur as a result of a default by the related obligor on the receivable. Furthermore, the dispute resolution procedures described below apply only to the specific receivables that are related to the dispute and no method such as statistical sampling will be permitted for the purpose of determining additional receivables that may be subject to a repurchase request; provided, that methods such as statistical sampling may be used to determine whether noncompliance with the representations and warranties constitutes a breach.

The indenture trustee will notify the requesting party at the end of the 180-day period if a repurchase request is unresolved. The requesting party, including a noteholder, will then have the right to refer the matter to mediation (including non-binding arbitration) or third-party binding arbitration at its discretion. In each case, the process will be administrated by [the American Arbitration Association (“AAA”)] [the Financial Industry Regulatory Authority (“FINRA”)] [JAMS (“JAMS”)][a nationally-recognized alternative dispute resolution facilitator (“ADR Facilitator”)] pursuant to [the AAA’s Commercial Arbitration Rules and Mediation Procedures] [FINRA’s Code of Arbitration Procedure and Code of Mediation Procedure] [JAMS’ Rules and Procedures] [the ADR Facilitator’s governing rules and procedures], as applicable, or any successor rules or procedures (the “[AAA][FINRA][JAMS][ADR] Rules”). The mediation or arbitration will take place in New York, New York. If the requesting party chooses to act as such, it (i) must initiate the proceedings within 90 days after the end of the 180-day period and (ii) provide notice (as defined by the [AAA][FINRA][JAMS][ADR] Rules) to the sponsor and the depositor of its intent to pursue resolution through mediation or arbitration at [insert email address or other address] within 30 days after delivery of the notice from the indenture trustee that the repurchase demand remains unresolved following the end of the 180-day period. The sponsor or the depositor must respond to the notice within 30 days and must submit to the method of dispute resolution requested.

If the requesting party chooses to refer the matter to mediation, the sponsor or depositor and the requesting party will agree on a neutral mediator approved by [the AAA][FINRA][JAMS][the ADR Facilitator] within [15] days of the receipt by the sponsor or the depositor of the requesting party’s notice of its intent to refer the matter to mediation. If the parties cannot agree on a mediator, one will be appointed by [the AAA][FINRA][JAMS][the ADR Facilitator] in accordance with the applicable [AAA][FINRA][JAMS][ADR] Rules. The parties, with the assistance of the mediator, will mutually agree on the allocation of expenses incurred in connection with the mediation. If the requesting party is unsatisfied with the result of the mediation, the requesting party may choose to submit the matter to binding arbitration.

If the requesting party chooses to refer the matter to arbitration, the matter will be referred to a panel of three arbitrators to be selected in accordance with [the AAA][FINRA][JAMS][the ADR] Rules. The arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. Discovery will be completed within [30] days of appointment of the panel and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions. The arbitrator, however, may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary. Briefs will be limited to no more than [ten] pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief. The evidentiary hearing on the merits will commence no later than [60] days following the appointment of the panel and will proceed for no more than [10] consecutive business days, with equal time allotted to each side for the presentation of direct evidence and cross examination. In each case, the panel will have discretion to modify these timeframes if, based on the facts and circumstances of the particular dispute, good cause exists, there is an unavoidable delay or with the consent of all of the relevant parties. The panel will render its decision on the matter within [90] days of the selection of the panel. The panel will decide the matter in accordance with the terms of the contract, including choice-of-law provisions, and will not be permitted to award punitive or special damages. The panel will also determine which party will be responsible for paying the dispute resolution fees, including attorneys’ fees, incurred in this process. Judgment on the award will be entered in any court having jurisdiction. Once the representations and warranties with respect to a receivable have been reviewed by a panel, the panel’s decision will be binding with respect to that receivable, and such receivable may not be the subject of any additional mediation or arbitration.

In all cases, the proceedings of the mediation or arbitration, including the occurrence of such proceedings, the nature and amount of any relief sought or granted and the results of any discovery taken in the matter, will be kept strictly confidential by both parties, except as necessary in connection with a judicial challenge to or enforcement of an award, or as otherwise required by law.

Selection Criteria for Receivables

The receivables described in this prospectus were purchased by JDCC from the sales companies, described below, which either originated the receivables in the ordinary course of business in connection with retail sales by the dealers or, in limited instances, acquired the receivables from the dealers in the ordinary course of business. The large majority of the aggregate principal balance of the receivables represents financing of new and used equipment manufactured or distributed by John Deere. The receivables consist of [agricultural], [turf], [construction] and [forestry] equipment retail installment sale and loan contracts secured by new and used [agricultural], [turf], [construction] and [forestry] equipment, the security interests in the equipment financed thereby and the proceeds thereof. John Deere categorizes its [agricultural equipment receivables], [turf equipment receivables], [construction equipment receivables] and [forestry equipment receivables] based on the type or use of equipment comprising the greatest initial principal balance of the original receivable contract. Based on this system, the receivables in the pool consist exclusively of [•] [agricultural equipment] receivables, [•] [construction equipment] receivables, [•] [turf equipment] receivables and [•] [forestry equipment] receivables. However, each receivable could be secured by more than one of the above types of equipment as financed equipment. JDCC purchases contracts in accordance with its credit standards, which generally include the following criteria:

●	the buyer’s ability to repay the obligation;

●	the buyer’s credit history; and

●	the buyer’s down payment on the financed equipment.

The sales companies include Deere and John Deere Construction & Forestry Company. The depositor will purchase the receivables from JDCC pursuant to the purchase agreement and sell them to the trust pursuant to the sale and servicing agreement.

The receivables were selected from JDCC’s portfolio by several criteria, including, as of the cut-off date, the following. Except as described under “Certain Legal Aspects of the Receivables” in this prospectus, each receivable:

●	was originated in the United States;

●	has an obligor that has a mailing address in the United States;

●	has a fixed interest rate (“APR”), including an APR of 0% if the receivable is a non-interest bearing receivable;

●	is secured by a perfected first priority security interest in the financed equipment;

●	has a scheduled maturity not later than , 20XX;

●	provides for scheduled payments that fully amortize the amount financed;

●	has an outstanding principal balance of at least $[500]; and

●	is not more than [89] days past due.

See “The Receivables Pool—Underwriting Criteria for Receivables” and the “The Receivables Pool—Origination” in this prospectus. Because all retail installment contracts follow the underwriting processes as described in this prospectus, the depositor has concluded that it can provide reasonable assurance that none of the receivables in the pool were originated with exceptions to JDCC’s written underwriting guidelines.

No single obligor on the receivables accounted for more than [•]% of the receivables. As of the cut-off date, no obligor on any receivable was noted in the related records of the servicer or the sub-servicer as having filed for bankruptcy. [Additionally, as of the cut-off date, none of the receivables is more than 30 days past due.] No selection procedures believed by JDCC or the depositor to be adverse to the noteholders were used in selecting the receivables.

Each receivable provides for fixed payments on a monthly, quarterly, semiannual, annual or other basis. Most receivables relating to agricultural equipment pay on an annual basis and most other receivables pay on a monthly basis. The fixed payments provided for under each receivable are sufficient to amortize fully the amount financed and pay finance charges, if any, over the original term of the receivable.

[The financed equipment securing a receivable of an obligor held by the trust may also secure, through cross-collateralization provisions, other receivables of the same obligor originated by Deere, John Deere Construction & Forestry Company or certain affiliates, which may consist of equipment retail installment contracts or other receivables such as revolving loans, and which receivables, if equipment retail installment contracts, may or may not be included in the trust. In addition, equipment retail installment contracts relating to an obligor which may not be included in the trust may provide that a default under such equipment retail installment contract could cause a default of other equipment retail installment contracts of the same obligor which may be included in the trust. Under the purchase agreement, JDCC will represent, subject to certain limitations, that each of the trust’s receivables is secured by a perfected purchase money security interest in the related financed equipment. A perfected purchase money security interest in the financed equipment would be senior to any security interest in such financed equipment arising under any such cross-collateralization provisions included in any other equipment retail installment contract not included in the trust.]

[As of the cut-off date, [•] of the receivables, having an aggregate balance of $[•], have been more than 30 days past due at least once since their origination, of which [•] receivables, having an aggregate balance of $[•], have been more than 60 days past due at least once since their origination, of which [•] receivables, having an aggregate balance of $[•], have been more than 90 days past due at least once since their origination, and of which [•] receivables, having an aggregate balance of $[•], have been more than 120 days past due at least once since their origination. The aggregate balance of the receivables represents the aggregate balance of all receivables that are past due by the specified number of days, including receivables in repossession and has been calculated as the sum of the principal balance of the receivables plus accrued interest thereon as of the cut-off date. As of the cut-off date, none of the receivables has been more than [•] days past due since their origination.]

In connection with the offering of the notes, the depositor has performed a review of the receivables in the pool and the disclosure regarding the receivables required to be included in this prospectus by Item 1111 of Regulation AB (such disclosure, the “Rule 193 Information”). This review was designed and effected to provide reasonable assurance that the Rule 193 Information is accurate in all material respects. As part of this review, the depositor consulted with both internal and external counsel, was assisted by responsible personnel of Deere and JDCC and engaged a third party to assist it with certain components of the review. The depositor determined the nature, extent and timing of the review and the level of assistance provided by any such third party. The depositor had ultimate authority and control over, and assumes all responsibility for, the review and the findings and conclusions of the review. The depositor attributes all findings and conclusions of the review to itself.

In designing the review, members of the Deere legal and Deere securitization groups identified the Rule 193 Information to be covered and identified the review procedures for each portion of the Rule 193 Information.

Descriptions consisting of factual information were reviewed and approved by management of JDCC’s operations group to ensure the accuracy of such descriptions. Members of the Deere legal group also reviewed the Rule 193 Information consisting of descriptions of portions of the transaction documents and compared the Rule 193 Information to the related transaction documents to ensure the descriptions were accurate. Members of the Deere and JDCC securitization groups also consulted with internal regulatory personnel and counsel, as well as external counsel, with respect to the description of the legal and regulatory provisions that may materially and adversely affect the performance of the receivables or payments on the notes.

Additionally, a review was performed by members of the Deere and JDCC securitization groups that involved applying systemic and manual filters to the pool data tape, which is a data tape prepared by the depositor which includes certain attributes of the receivables, and then comparing that data against a checklist containing all pool selection criteria as defined in the relevant transaction documents. The purpose of this component of the overall review was to test whether the receivables in the pool conformed to pool selection criteria in all material aspects as set forth under “The Receivables Pool” in this prospectus, as well as criteria set forth in the relevant transaction documents.

Further, the depositor randomly selected [•] retail installment sale contract files identified in the pool selection process and believed to be representative of the receivables pool. The depositor compared certain information in those contract files it deemed to be relevant, given the scope of the Rule 193 Information, to data contained in the associated receivables pool data tape. The depositor found no discrepancies that it considers to be material.

In addition, the depositor had the information in the pool composition and stratification tables set forth under the section “The Receivables Pool—Composition of the Receivables” in this prospectus independently recalculated. The information was recalculated using the information in the pool data tape and stratification formulas. Upon recalculation of the information in the tables, the depositor found no discrepancies in the pool composition and stratification tables.

The depositor’s review of the receivables is also supported by JDCC’s extensive control processes used in the day-to-day operation of its business. These controls include financial reporting controls required by the Sarbanes-Oxley Act of 2002, regular internal audits of key business functions, including receivables contract purchasing, servicing and systems processing, internal credit policy and underwriting compliance, and securitization processes. In addition, JDCC has an integrated network of computer applications to ensure that receivables information is accurately entered, captured and maintained in its receivables and other systems. These computer systems are subject to change control processes, automated controls testing and control review programs to determine whether systems controls are operating effectively and accurately. All of these controls and procedures form part of the review to ensure integrity of data and information and accuracy of securitization disclosures (including the Rule 193 Information).

[After completion of the review described above and its evaluation of the findings of such review, the depositor has concluded, with reasonable assurance, that the disclosure related to the Rule 193 Information in this prospectus are accurate in all material respects.]

The composition of the receivables and the distribution of the receivables by APR, equipment type, payment frequency, current principal balance plus accrued interest, and the geographic distribution, all as of the cut-off date, are set forth in the following tables. For purposes of the data in the following tables only, aggregate balances of the receivables have been calculated as the sum of the principal balances of the receivables plus accrued interest thereon as of the cut-off date. Totals may not add to 100% due to rounding.

Composition of the Receivables
Weighted Average APR of Receivables (Range)	Aggregate Balance	Number of Receivables	Weighted Average Remaining Term (Range)	Weighted Average Original Term (Range)	Average Balance (Range)
[•]%	$[•]	[•]	[•] months	[•] months	$[•]
([•]% to [•]%)			([•] to [•] months)(1)	([•] to [•] months)(1)(2)	($[•] to $[•])

(1)	Based on scheduled payments and assuming no prepayments.
(2)	For purposes of this table, the original term of each receivable begins on the date of origination of the receivable and continues through the scheduled maturity.

Average Original Balance (Range)	Total Accrued Interest	Weighted Average Credit Scores of Obligors(1) (Range)
$[•]	$[•]	[•]
($[•] to $[•])		([•] to [•])

(1)	Credit scores relate to the FICO score of the obligors, which is a credit score derived from a scoring system created by the Fair Isaac Corporation. A FICO score is used to evaluate creditworthiness on the basis of, among other things, information that a credit bureau keeps about the applicant for credit and the debt service-to-income ratio of the applicant. The highest FICO score a person can receive is 850 and the lowest 300. [•]% of the aggregate balance of the pool did not contain a FICO credit score and thus was excluded from the calculation.

Distribution of the Receivables by APR

APR Range	Number of Receivables	Aggregate Balance	Percent of Aggregate Balance
0.00% to 0.49%	[•]	$[•]	[•]%
0.50% to 0.99%	[•]	[•]	[•]
1.00% to 1.49%	[•]	[•]	[•]
1.50% to 1.99%	[•]	[•]	[•]
2.00% to 2.49%	[•]	[•]	[•]
2.50% to 2.99%	[•]	[•]	[•]
3.00% to 3.49%	[•]	[•]	[•]
3.50% to 3.99%	[•]	[•]	[•]
4.00% to 4.49%	[•]	[•]	[•]
4.50% to 4.99%	[•]	[•]	[•]
5.00% to 5.49%	[•]	[•]	[•]
5.50% to 5.99%	[•]	[•]	[•]
6.00% to 6.49%	[•]	[•]	[•]
6.50% to 6.99%	[•]	[•]	[•]
7.00% to 7.49%	[•]	[•]	[•]
7.50% to 7.99%	[•]	[•]	[•]
8.00% to 8.49%	[•]	[•]	[•]
8.50% to 8.99%	[•]	[•]	[•]
9.00% to 9.49%	[•]	[•]	[•]
9.50% to 9.99%	[•]	[•]	[•]
10.00% to 10.49%	[•]	[•]	[•]
10.50% to 10.99%	[•]	[•]	[•]
11.00% to 11.49%	[•]	[•]	[•]
11.50% to 11.99%	[•]	[•]	[•]
12.00% and above	[•]	[•]	[•]

Total	[•]	$[•]	100.00%

Distribution of the Receivables by Equipment Type

Equipment Type(1)	Number of Receivables	Aggregate Balance	Percent of Aggregate Balance
[Agricultural]
New	[•]	$[•]	[•]%
Used	[•]	[•]	[•]
[Construction]
New	[•]	[•]	[•]
Used	[•]	[•]	[•]
[Turf]
New	[•]	[•]	[•]
Used	[•]	[•]	[•]
[Forestry]
New	[•]	[•]	[•]
Used	[•]	[•]	[•]

Total	[•]	$[•]	100.00%

(1)	John Deere categorizes its receivables based on the type or use of equipment comprising the greatest initial principal balance of the original receivable contract.

Distribution of the Receivables by Payment Frequency

Payment Frequency	Number of Receivables	Aggregate Balance	Percent of Aggregate Balance
Annual	[•]	$[•]	[•]%
Semiannual	[•]	[•]	[•]
Quarterly	[•]	[•]	[•]
Monthly	[•]	[•]	[•]
Other	[•]	[•]	[•]

Total	[•]	$[•]	100.00%

Distribution of the Receivables by Current Balance

Current Balance Range	Number of Receivables	Aggregate Balance	Percent of Aggregate Balance
$ 500.00 – $ 10,000.00	[•]	$[•]	[•]%
10,000.01 – 20,000.00	[•]	[•]	[•]
20,000.01 – 30,000.00	[•]	[•]	[•]
30,000.01 – 40,000.00	[•]	[•]	[•]
40,000.01 – 50,000.00	[•]	[•]	[•]
50,000.01 – 100,000.00	[•]	[•]	[•]
100,000.01 – 200,000.00	[•]	[•]	[•]
200,000.01 – 300,000.00	[•]	[•]	[•]
300,000.01 – 400,000.00	[•]	[•]	[•]
400,000.01 – 500,000.00	[•]	[•]	[•]
500,000.01 – 600,000.00	[•]	[•]	[•]
600,000.01 – 700,000.00	[•]	[•]	[•]
700,000.01 – 800,000.00	[•]	[•]	[•]
800,000.01 – and above	[•]	[•]	[•]

Total	[•]	$[•]	100.00%

Geographic Distribution of the Receivables

Geographic Distribution(1)	Number of Receivables	Aggregate Balance	Percent of Aggregate Balance
Alabama	[•]	$[•]	[•]%
Alaska	[•]	[•]	[•]
Arizona	[•]	[•]	[•]
Arkansas	[•]	[•]	[•]
California	[•]	[•]	[•]
Colorado	[•]	[•]	[•]
Connecticut	[•]	[•]	[•]
Delaware	[•]	[•]	[•]
District of Columbia	[•]	[•]	[•]
Florida	[•]	[•]	[•]
Georgia	[•]	[•]	[•]
Hawaii	[•]	[•]	[•]
Idaho	[•]	[•]	[•]
Illinois	[•]	[•]	[•]
Indiana	[•]	[•]	[•]
Iowa	[•]	[•]	[•]
Kansas	[•]	[•]	[•]
Kentucky	[•]	[•]	[•]
Louisiana	[•]	[•]	[•]
Maine	[•]	[•]	[•]
Maryland	[•]	[•]	[•]
Massachusetts	[•]	[•]	[•]
Michigan	[•]	[•]	[•]
Minnesota	[•]	[•]	[•]
Mississippi	[•]	[•]	[•]
Missouri	[•]	[•]	[•]
Montana	[•]	[•]	[•]
Nebraska	[•]	[•]	[•]
Nevada	[•]	[•]	[•]
New Hampshire	[•]	[•]	[•]
New Jersey	[•]	[•]	[•]
New Mexico	[•]	[•]	[•]
New York	[•]	[•]	[•]
North Carolina	[•]	[•]	[•]
North Dakota	[•]	[•]	[•]
Ohio	[•]	[•]	[•]
Oklahoma	[•]	[•]	[•]
Oregon	[•]	[•]	[•]
Pennsylvania	[•]	[•]	[•]
Rhode Island	[•]	[•]	[•]
South Carolina	[•]	[•]	[•]
South Dakota	[•]	[•]	[•]
Tennessee	[•]	[•]	[•]
Texas	[•]	[•]	[•]
Utah	[•]	[•]	[•]
Vermont	[•]	[•]	[•]
Virginia	[•]	[•]	[•]
Washington	[•]	[•]	[•]
West Virginia	[•]	[•]	[•]
Wisconsin	[•]	[•]	[•]
Wyoming	[•]	[•]	[•]

Total	[•]	$[•]	100.00%

(1)	Based on billing addresses of obligors.

[If 10% or more of the pool assets are or will be located in any one state or other geographic region, any economic or other factors specified to such state or region that may materially impact the pool assets or pool asset cash flows will be described.]

Original Scheduled Payments

Collection Period	Gross Scheduled Payments(1)
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]
[•]	[•]

(1)	This table presents scheduled payments on the receivables as of the cut-off date and does not reflect prepayments that may occur. The actual performance of the receivables may differ from this table. See “Maturity and Prepayment Considerations” in this prospectus for a discussion of various factors affecting the rate of prepayments of the receivables.

JDCC’s Historical Delinquencies; Repossessions and Net Losses

Set forth below is certain information concerning JDCC’s experience in the United States pertaining to delinquencies and repossessions on its entire portfolio (excluding a small portion of the total JDCC retail installment portfolio related to receivables that are not candidates for securitization within the JDOT program) of retail [agricultural], [turf], [construction] and [forestry] equipment receivables (including variable rate receivables, fixed rate receivables and variable rate receivables that are subject to an interest rate cap arrangement). The division of the receivables in the pool among [agricultural], [turf], [construction] and [forestry] equipment differs from the division in JDCC’s entire portfolio. For factors that have affected JDCC’s delinquencies, repossessions and net losses in the past and are expected to do so in the future, see “Risk Factors—Losses on the Receivables May Cause Losses on the Notes” in this prospectus.

Delinquency Experience

	At [•],										At [•],
Number of Contracts	20[ ]		20[ ]		20[ ]		20[ ]		20[ ]		20[ ]		20[ ]
Number of Contracts
Ending Portfolio		[•]		[•]		[•]		[•]		[•]		[•]		[•]
Period of Delinquency
30–59 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
60–89 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
90–119 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
120–149 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
150–179 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
180+ Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]

Total Delinquencies		[•]		[•]		[•]		[•]		[•]		[•]		[•]

Total Delinquencies as a Percent of Ending Portfolio		[•]%		[•]%		[•]%		[•]%		[•]%		[•]%		[•]%

(Dollars in Millions)
Ending Portfolio Amount of Contracts(1)
Ending Portfolio	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]
Period of Delinquency
30–59 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
60–89 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
90–119 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
120–149 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
150–179 Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]
180+ Days		[•]		[•]		[•]		[•]		[•]		[•]		[•]

Total Delinquencies	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]	$	[•]

Total Delinquencies as a Percent of Ending Portfolio		[•]%		[•]%		[•]%		[•]%		[•]%		[•]%		[•]%

(1)	Ending portfolio amounts and percentages are based on the outstanding balance of each contract. The information in the table includes previously sold contracts that continued to be serviced by Deere Credit Services. A contract is considered delinquent if the obligor paid less than (i) 95% of the scheduled payment on an agricultural contract by the due date, or (ii) 90% of the scheduled payment on a construction, turf or forestry contract by the due date.

Credit Loss/Repossession Experience(1)

	Year Ended [•],					[•] Months Ended [•],
	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]	20[ ](5)	20[ ](5)
(Dollars in Millions)
Total [Agricultural], [Turf], [Construction] and [Forestry]
Average Portfolio Managed During the Period(2)	$ [•]	$ [•]	$ [•]	$ [•]	$ [•]	$ [•]	$ [•]
Repossessions as a Percentage of Average Portfolio Managed(2)	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Net Losses as a Percentage of Average Portfolio Managed(3)	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%
Net Losses as a Percentage of Liquidations(3)(4)	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%	[•]%

(1)	Except as indicated, all amounts and percentages are based on the outstanding balance of each contract.
(2)	Average portfolio managed includes [agricultural], [turf], [construction] and [forestry] equipment retail notes owned by JDCC, other financial institutions and securitization trusts. All of these retail notes are serviced by Deere Credit Services.

(3)	Net losses are equal to the aggregate net balances of all contracts that are determined to be uncollectible and liquidated, or uncollectible and written off, less any recoveries (before giving effect to any recoveries relating to dealer reserves). Dealer reserves in respect of the receivables are not available to the trust.
(4)	Liquidations represent a reduction in the outstanding balances of the contracts as a result of cash payments and charge-offs.
(5)	Rates have been annualized. Annualized rates are not necessarily indicative of the experience for a full year.

Static Pool Information

Set forth below is certain static pool information regarding cumulative net losses, delinquencies and prepayment history for JDCC’s prior securitized pools of retail [agricultural], [turf], [construction] and [forestry] equipment receivables in the past [five] years shown both in a tabular and graphical presentation. In addition, the table shown on page [ ] sets forth a summary of certain information relating to the original characteristics of JDCC’s prior securitized pools of retail [agricultural], [turf], [construction] and [forestry] equipment receivables in the past [five] years. [Totals may not add up to 100% due to rounding.]

We cannot assure you that the prepayment, loss or delinquency experience of the receivables sold to the trust will be comparable to the historical prepayment, loss or delinquency experience of any of the securitized pools sponsored by JDCC. In this regard, you should note how the characteristics of the receivables in those securitized pools differ from the characteristics of the trust’s receivables. Although we believe such differences are immaterial, such differences, along with the varying economic conditions applicable to those securitized pools, may make it unlikely that the trust’s receivables will perform in the same way that any of those pools has performed. Information regarding prior securitization transactions sponsored by JDCC contained on the John Deere website is not incorporated by reference in, and should not be considered part of, this prospectus.

John Deere Capital Corporation

Cumulative Net Losses As of the

[    ], 20[    ] Payment Date(1)

Month	JDOT [ ]	JDOT [ ]	JDOT [ ]	JDOT [ ]	JDOT [ ]
1	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%
[ ]	[•]%	[•]%	[•]%	[•]%	[•]%

(1)	The monthly cumulative net loss percent is calculated by dividing the cumulative realized losses by the original pool balance. The realized loss definition recognizes an estimated loss on any receivable that is 180 days or more past due and any receivable that is a repossessed receivable. This estimate is adjusted to actual loss at the time the receivable is liquidated.

(1)	The monthly cumulative net loss percent is calculated by dividing the cumulative realized losses by the original pool balance. The realized loss definition recognizes an estimated loss on any receivable that is 180 days or more past due and any receivable that is a repossessed receivable. This estimate is adjusted to actual loss at the time the receivable is liquidated.

John Deere Capital Corporation

30-59 Days Delinquent(1)(2)

As of the [    ], 20[    ] Payment Date

Month	JDOT [ ]	JDOT [ ]	JDOT [ ]	JDOT [ ]	JDOT [ ]
1	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%
[ ]	[•]%	[•]%	[•]%	[•]%	[•]%

(1)	A contract is considered delinquent if the obligor paid less than (i) 95% of the scheduled payment on an agricultural contract by the due date, or (ii) 90% of the scheduled payment on a [construction], [turf] or [forestry] contract by the due date.
(2)	[The monthly delinquency percent for JDOT [ ], JDOT [ ], JDOT [ ], JDOT [ ] and JDOT [ ] is calculated by dividing the aggregate amount of all scheduled payments to be paid on each contract 30 to 59 days past due by the month end pool balance. The pool balance is adjusted to reflect the write down amount, if any, with respect to any receivable that is 180 days or more past due and any receivable that is a repossessed receivable.] [The monthly delinquency percent [for JDOT 2013-B forward] is calculated by dividing the payoff amount on each contract 30 to 59 days past due by the month end pool balance. The pool balance is adjusted to reflect the write down amount, if any, with respect to any receivable that is 180 days or more past due and any receivable that is a repossessed receivable.]

(1)	A contract is considered delinquent if the obligor paid less than (i) 95% of the scheduled payment on an agricultural contract by the due date, or (ii) 90% of the scheduled payment on a [construction], [turf] or [forestry] contract by the due date.
(2)	[The monthly delinquency percent for JDOT [ ], JDOT [ ], JDOT [ ], JDOT [ ] and JDOT [ ] is calculated by dividing the aggregate amount of all scheduled payments to be paid on each contract 30 to 59 days past due by the month end pool balance. The pool balance is adjusted to reflect the write down amount, if any, with respect to any receivable that is 180 days or more past due and any receivable that is a repossessed receivable.] [The monthly delinquency percent [for JDOT 2013-B forward] is calculated by dividing the payoff amount on each contract 30 to 59 days past due by the month end pool balance. The pool balance is adjusted to reflect the write down amount, if any, with respect to any receivable that is 180 days or more past due and any receivable that is a repossessed receivable.]

[to include tables and charts for receivables 60-89, 90-119, 120-149, 150-179 and 180+ days delinquent]

(1)	A contract is considered delinquent if the obligor paid less than (i) 95% of the scheduled payment on an agricultural contract by the due date, or (ii) 90% of the scheduled payment on a [construction], [turf] or [forestry] contract by the due date.
(2)	[The monthly delinquency percent for JDOT [ ], JDOT [ ], JDOT [ ], JDOT [ ] and JDOT [ ] is calculated by dividing the aggregate amount of all scheduled payments to be paid on each contract 60 days or more past due by the month end pool balance. The pool balance is adjusted to reflect the write down amount, if any, with respect to any receivable that is 180 days or more past due and any receivable that is a repossessed receivable.] The monthly delinquency percent [for JDOT 2013-B forward] is calculated by dividing the payoff amount on each contract 60 days or more past due by the month end pool balance. The pool balance is adjusted to reflect the write down amount, if any, with respect to any receivable that is 180 days or more past due and any receivable that is a repossessed receivable.

John Deere Capital Corporation

Cumulative Prepayment History

As of the [    ], 20[    ] Payment Date(1)

Month	JDOT [ ]	JDOT [ ]	JDOT [ ]	JDOT [ ]	JDOT [ ]
1	[•]%	[•]%	[•]%	[•]%	[•]%
2	[•]%	[•]%	[•]%	[•]%	[•]%
3	[•]%	[•]%	[•]%	[•]%	[•]%
4	[•]%	[•]%	[•]%	[•]%	[•]%
5	[•]%	[•]%	[•]%	[•]%	[•]%
6	[•]%	[•]%	[•]%	[•]%	[•]%
[ ]	[•]%	[•]%	[•]%	[•]%	[•]%

(1)	The formula for calculating the prepayment percentages are the equivalent of 1 minus an amount equal to a fraction with the numerator equal to the actual note value at the end of such month and the denominator equal to the scheduled note value at the end of such month calculated using the initial cash flows at the cut-off date, raised to the power of a fraction with a numerator equal to 12 and a denominator equal to the number of collection periods elapsed since the cut-off date to the end of such month.

(1)	The formula for calculating the prepayment percentages are the equivalent of 1 minus an amount equal to a fraction with the numerator equal to the actual note value at the end of such month and the denominator equal to the scheduled note value at the end of such month calculated using the initial cash flows at the cut-off date, raised to the power of a fraction with a numerator equal to 12 and a denominator equal to the number of collection periods elapsed since the cut-off date to the end of such month.

The following table sets forth a summary of certain information relating to the original characteristics of JDCC’s prior securitized pools of retail [agricultural], [turf], [construction] and [forestry] equipment receivables in the past [five] years. [Totals may not add up to 100% due to rounding.]

Characteristics of Prior

Securitized Pools

	JDOT [ ]		JDOT [ ]		JDOT [ ]		JDOT [ ]		JDOT [ ]
(Dollars in Millions)
Total [agricultural], [turf], [construction] and [forestry]
Total Number of Pool Assets	$[•]		$[•]		$[•]		$[•]		$[•]
Aggregate Balance as of Original Pool Cut-Off Date (dollars in millions)	$[•]		$[•]		$[•]		$[•]		$[•]
Average Balance	$[•]		$[•]		$[•]		$[•]		$[•]
Range of Balances	$[•]		$[•]		$[•]		$[•]		$[•]
Weighted Average Interest Rate	$[•]-$[•]		$[•]-$[•]		$[•]-$[•]		$[•]-$[•]		$[•]-$[•]
Weighted Average Original Term (months)	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Weighted Average Remaining Term (months)	[•]		[•]		[•]		[•]		[•]
Weighted Average Credit Score of Obligors(1)	[•]		[•]		[•]		[•]		[•]
Range of Credit Scores of Obligors(1)	[•]–[•]		[•]–[•]		[•]–[•]		[•]–[•]		[•]–[•]
% without FICO (% of aggregate balance as of original pool cut-off date)	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[Agricultural]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[Turf]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[Construction]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
[Forestry]	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
State Concentration (top 5 states) (% of aggregate balance as of original pool cut-off date)	[•]		[•]		[•]		[•]		[•]
Payment Frequency (% of aggregate balance as of original pool cut-off date) Annual	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Semiannual	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Quarterly	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Monthly	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%
Other	[•]	%	[•]	%	[•]	%	[•]	%	[•]	%

(1)	Credit scores relate to the FICO score of the obligors, which is a credit score derived from a scoring system created by the Fair Isaac Corporation. A FICO score is used to evaluate creditworthiness on the basis of, among other things, information that a credit bureau keeps about the applicant for credit and the debt service to income ratio of the applicant. The highest FICO score a person can receive is 850 and the lowest 300.

Repurchase History

JDCC, as sponsor, has [no] activity to report under Rule 15Ga-1(a) for the three-year period ending             , 20XX.

The depositor, as securitizer, filed its most recent Form ABS-15G with the SEC on             , 20XX. The depositor’s CIK number is: 0000889668.

For more information on obtaining a copy of the filing, you should read “Where You Can Find More Information” in this prospectus.

MATURITY AND PREPAYMENT CONSIDERATIONS

General

All the receivables in the pool can be prepaid at any time. Each prepayment will shorten the weighted average life of the receivables and the weighted average life of the notes. Prepayment includes:

●	voluntary prepayments, including voluntary prepayments in connection with a refinancing due to trade-ins and issuance of a new note;

●	liquidations due to default; and

●	receipts of proceeds from insurance policies.

The “weighted average life” of a debt instrument means the average amount of time in which each dollar of principal is repaid. The rate of prepayments on the receivables may be influenced by a variety of economic, financial, climatic and other factors. The amount of prepayments on agricultural equipment installment sale and loan contracts similar to the receivables has historically tended to increase during periods in which farmers have strong cash flows. In addition, under certain circumstances, JDCC is obligated to repurchase specific receivables pursuant to the purchase agreement, the depositor is obligated to repurchase specific receivables pursuant to the sale and servicing agreement, and the servicer is obligated to purchase specific receivables pursuant to the sale and servicing agreement. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables” and “Description of the Transfer and Servicing Agreements—Servicing Procedures” in this prospectus. Any reinvestment risks resulting from a faster or slower incidence of prepayment of receivables than is expected by a noteholder will be borne entirely by the noteholder. See also “Description of the Notes—Optional Redemption” regarding the servicer’s option to purchase the receivables when the pool balance is [•]% or less of the pool balance as of the cut-off date. This purchase would result in the redemption of the [class A] notes that are outstanding.

Weighted Average Lives

The following information is given solely to illustrate the effect of prepayments of the receivables on the weighted average lives of the notes under the stated assumptions and is not a prediction of the prepayment rate that might actually be experienced by the receivables.

Prepayments on retail installment contracts can be measured relative to a prepayment standard or model. The model used in this prospectus is based on a constant prepayment rate (“CPR”). CPR is determined by the percentage of principal outstanding at the beginning of a period that prepays during that period, stated as an annualized rate. The CPR prepayment model, like any prepayment model, does not purport to be either an historical description of prepayment experience or a prediction of the anticipated rate of prepayment.

The tables on pages [            ] and [            ] below have been prepared on the basis of certain assumptions, including that:

●	all of the receivables have an APR of [•]%;

●	the initial note value is equal to $[•];

●	the notes are issued in the assumed initial principal amounts set forth on the cover of this prospectus;

●	the receivables prepay in full at the specified monthly CPR, and there are no defaults, losses or repurchases;

●	each scheduled payment on the receivables is made on the last day of each collection period;

●	the servicing fee is [•]% per annum calculated based on the note value as of the first day of the collection period (rather than on the pool balance as of such date as required under the sale and servicing agreement)[; provided that in the case of the first payment date, the servicing fee will be an amount equal to the sum of (a) 1.00% per annum of the note value as of the cut-off date (for the first collection period) and (b) 1.00% per annum of the note value at the beginning of the second collection period (for the second collection period)];

●	[the servicer exercises the optional redemption on the earliest date on which the note value is equal to or less than 10% of the initial note value (rather than on the basis of the principal balance of the receivables as required under the sale and servicing agreement) (however, this assumption is not made as to the “Weighted average life without optional redemption (years)” numbers in the last row of each of the following tables)];

●	distributions are made on each payment date (assuming each payment date occurs on the day of each month) in accordance with the description set forth under “Description of the Transfer and Servicing Agreements—Distributions” without giving effect to the final payment date of any class of notes;

●	no investment earnings are earned on any account; and

●	the closing date is , 20XX.

The tables indicate, on the basis of the foregoing assumptions, the weighted average life of each class of notes and the percentage of the initial principal balance of each class of notes that would be outstanding after each of the payment dates shown at various CPR percentages.

The information included in the following tables represents forward-looking statements and involves risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The actual characteristics and performance of the receivables will differ from the assumptions used in constructing the tables below. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, the actual discount rate used to determine the initial note value may be different from the assumed discount rate and as a result the principal balance of the notes issued may vary (although not by more than [•]%), thereby possibly affecting the prepayment speed of the notes. Additionally, it is highly unlikely that the receivables will prepay at a constant CPR until maturity or that all of the receivables will prepay at the same CPR. Moreover, the diverse terms of receivables could produce slower or faster principal distributions than indicated in the tables at the various CPRs specified. Any difference between such assumptions and the actual characteristics and performance of the receivables will affect the percentages of initial balances outstanding over time and the weighted average lives of the notes.

Percentage of Initial Principal Amount of the Notes at Various CPR Percentages

	Class A-1 Notes						Class A-2[A] Notes
Payment Date	0%	10%	12%	16%	18%	20%	0%	10%	12%	16%	18%	20%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Weighted average life with optional redemption (years)(1)(2)	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Optional redemption date	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average life without optional redemption (years)(1)	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]

(1)	The weighted average life of a class A-1 note[,][or a] class A-2[A] [or a class A-2B] note is determined by: (a) multiplying the amount of each principal payment on the applicable [class A] note by the number of years from the date of issuance of the [class A] note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of the [class A] note.
(2)	To the optional redemption date specified in the table, which is based on the earliest date on which the note value is equal to or less than [•]% of the initial note value under the assumptions (rather than on the basis of the principal balance of the receivables as required under the sale and servicing agreement). See “Description of the Notes—Optional Redemption” in this prospectus.

This table has been prepared based on the assumptions described on page [    ] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[[Percentage of Initial Principal Amount of the Notes at Various CPR Percentages]

A-2B Notes
Payment Date	0%	10%	12%	16%	18%
Closing Date	100	100	100	100	100
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
Weighted average life with optional redemption (years)(1)(2)
Optional redemption date	[•]	[•]	[•]	[•]	[•]
Weighted average life without optional redemption (years)(1)	[•]	[•]	[•]	[•]	[•]

(1)	[The weighted average life of a class A-2B note is determined by: (a) multiplying the amount of each principal payment on the applicable class A2-B note by the number of years from the date of issuance of the class A-2B note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of the class A-2B note.]
(2)	[To the optional redemption date specified in the table, which is based on the earliest date on which the note value is equal to or less than [•]% of the initial note value under the assumptions (rather than on the basis of the principal balance of the receivables as required under the sale and servicing agreement). See “Description of the Notes—Optional Redemption” in this prospectus.]

[This table has been prepared based on the assumptions described on page [            ] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.]]

Percentage of Initial Principal Amount of the Notes at Various CPR Percentages

	Class A-3 Notes						Class A-4 Notes
Payment Date	0%	10%	12%	16%	18%	20%	0%	10%	12%	16%	18%	20%
Closing Date	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Weighted average life with optional redemption (years)(1)(2)	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]
Optional redemption date	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average life without optional redemption (years)(1)	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]

(1)	The weighted average life of a class A-3 note or a class A-4 note is determined by: (a) multiplying the amount of each principal payment on the applicable [class A] note by the number of years from the date of issuance of the [class A] note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of the [class A] note.
(2)	To the optional redemption date specified in the table, which is based on the earliest date on which the note value is equal to or less than [•]% of the initial note value under the assumptions (rather than on the basis of the principal balance of the receivables as required under the sale and servicing agreement). See “Description of the Notes—Optional Redemption” in this prospectus.

This table has been prepared based on the assumptions described on page [    ] (including the assumptions regarding the characteristics and performance of the receivables, which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith.

[Percentage of Initial Principal Amount of the Notes at Various CPR Percentages]

Class B Notes
Payment Date	0%	10%	12%	16%	18%
Closing Date	100	100	100	100	100
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
	[•]	[•]	[•]	[•]	[•]
Weighted average life with optional redemption (years)(1)(2)
Optional redemption date	[•]	[•]	[•]	[•]	[•]
Weighted average life without optional redemption (years)(1)	[•]	[•]	[•]	[•]	[•]

(1)	[The weighted average life of a class B note is determined by: (a) multiplying the amount of each principal payment on the applicable B note by the number of years from the date of issuance of the class B note to the related payment date, (b) adding the results, and (c) dividing the sum by the related initial principal amount of the class B note.]
(2)	[To the optional redemption date specified in the table, which is based on the earliest date on which the note value is equal to or less than [•]% of the initial note value under the assumptions (rather than on the basis of the principal balance of the receivables as required under the sale and servicing agreement). See “Description of the Notes—Optional Redemption” in this prospectus.]

[CREDIT RISK RETENTION]

[To be added for offerings after December 24, 2016:]

[The risk retention regulations in Regulation RR of the Securities Act require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the receivables. The depositor is a wholly-owned affiliate of JDCC and will retain the required economic interest in the credit risk of the receivables to satisfy the sponsor’s requirements under Regulation RR.]

[Combination Vertical and Horizontal Interest Option]

[The [depositor][sponsor] will satisfy the risk retention requirements of Regulation RR by retaining a combination of an “eligible vertical interest” and an “eligible horizontal residual interest” under Regulation RR. The [depositor][sponsor] expects that the percentage of the “eligible vertical interest” and the percentage of the fair value of the “eligible horizontal residual interest” will equal at least five.] [Include following disclosure for both Eligible Vertical Interest Option and Eligible Horizontal Residual Interest Option.]

[Eligible Vertical Interest Option]

[The [depositor][sponsor]’s retention of     % of each class of notes satisfies the requirements for an “eligible vertical interest” under Regulation RR. The [sponsor][depositor], or [a][another] majority-owned affiliate of JDCC, is required to retain this interest until the later of two years from the closing date, the date the pool balance is one-third or less of the initial pool balance, or the date the principal amount of the notes is one-third or less of the original principal amount. JDCC, the depositor or any of their affiliates may not hedge the retained interest during this period. If the percentage of each class of notes and the residual interest retained by the [depositor][sponsor] on the closing date is materially different than     %, JDCC or the sub-servicer will include the retained percentage in the first investor report.

By retaining the “eligible vertical interest,” the [depositor][sponsor] will be a noteholder of     % of each class of notes and will be entitled to receive     % of all payments of interest and principal made on each class of notes and, if any class of notes incurs losses, will bear     % of those losses. Each class of notes retained by the [depositor][sponsor] as part of the “eligible vertical interest” will have the same terms as all other notes in that class, except that the notes retained by the [depositor][sponsor] will not be included for purposes of determining whether a required percentage of any class of notes have taken any action under the indenture or any other transaction document.]

[Eligible Horizontal Residual Interest Option]

[The [depositor][sponsor]’s retention of certificates [in combination with the establishment and funding of the eligible horizontal cash reserve account] satisfies the requirements for an “eligible horizontal residual interest” under Regulation RR. The fair value of the certificates [and the amount funded to the eligible horizontal cash reserve account] is expected to represent at least [5]% of the sum of the fair value of the notes and the certificates on the closing date. The [depositor][sponsor], or [a][another] majority-owned affiliate of JDCC, is required to retain the residual interest until the later of two years from the closing date, the date the pool balance is one-third or less of the initial pool balance, or the date the principal amount of the notes is one-third or less of the original principal amount. JDCC, the depositor or any of their affiliates may not hedge the retained interest during this period. The [depositor][sponsor] intends to retain the certificates for the life of this securitization transaction.

[The reserve account is structured to be an eligible horizontal cash reserve account and will be funded by the retention of a portion of the purchase price for the offered notes on the closing date in the amount equal to $[            ]. Funds on deposit in the eligible horizontal cash reserve account may not be used to pay the basic servicing fee or the administrator fee for as long as JDCC or an affiliate of JDCC is the servicer or the administrator. For all other purposes, the eligible horizontal cash reserve account may be used to make any payments that are due as described under “Transfer and Servicing Agreement—Distributions—Priority of Payments” in this prospectus but are otherwise unpaid, including each of the notes on the final scheduled distribution date to the extent collections on the receivables are insufficient to make such payments. [Insert any other disclosure required by Rule 4(c)(1) of Regulation RR (17 CFR 264.4).]]

In general, the certificates represent the rights to payments received on the receivables and to the credit enhancement not needed to make payments on the notes or cover losses on the receivables. Because the certificates are subordinated to each class of notes and is only entitled to amounts not needed on a payment date to make payments on the notes or to make other required payments or deposits according to the priority of payments described in “Description of the Transfer and Servicing Agreement—Distributions—Priority of Payments” the certificates [and the eligible horizontal cash reserve account] absorb all losses on the receivables by reduction of, first, the amounts in the [eligible horizontal cash] reserve account, before any losses are incurred by the notes. For a further description of the material terms of the certificates [and the eligible horizontal cash reserve account], please read “Description of the Transfer and Servicing Agreements—Credit and Cash Flow Enhancement—Reserve Account and Certificates.”]

Fair Value

The fair value of the notes [,][and] the certificates [and the eligible horizontal cash reserve account] is summarized below:

	Fair Value (in millions)	Fair Value (as a percentage of the fair value amount of the notes and certificates)

Class A notes	$		%

[Class B notes]

Certificates

[Eligible horizontal cash reserve account]

Total	$	%

The sponsor determined the fair value of the notes, the certificates [and the eligible horizontal cash reserve account] using a fair value measurement framework under generally accepted accounting principles. In measuring fair value, the use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessment, with Level 1 inputs favored over Level 3 inputs.

● Level 1—inputs include quoted prices for identical instruments and are the most observable,

● Level 2—inputs include quoted prices for similar instruments and observable inputs such as interest rates and yield curves, and

● Level 3—inputs include data not observable in the market and reflect management judgment about the assumptions market participants would use in pricing the instrument.

The fair value of the notes is categorized within Level 2 of the hierarchy, reflecting the use of inputs derived from prices for similar instruments. The fair value of the certificates is categorized within Level 3 of the hierarchy as inputs to the fair value calculation are generally not observable.

The fair value of the notes is assumed to be equal to the initial principal amount, or par. This reflects the expectation that the final interest rates of the notes will be consistent with the interest rate assumptions below:

Class	Interest Rate
Class A-1	—%
Class A-2[A]	—%
[Class A-2B	[LIBOR][●]+ —%]
Class A-3	—%
Class A-4	—%
[Class B	—%]

These interest rates are estimated based on recent pricing of similar transactions and market-based expectations for interest rates and credit risk.

[The fair value of the eligible horizontal cash reserve account is assumed to be equal to the cash amount initially deposited into it at the closing of this offering.]

To calculate the fair value of the certificates, the sponsor used an internal valuation model. This model projects future cash flows from the pool of receivables, the interest and principal payments on each class of notes, transaction fees and expenses and the servicing fee. The resulting residual cash flows are discounted to present value based on a discount rate that reflects the credit exposure to these cash flows. In completing these calculations, the sponsor made the following assumptions:

●	residual interest cash flows are discounted at [ ]%;

●	interest accrues on the notes at the rates described above. [In determining the interest payments on the floating rate Class A-2B notes, [●] is assumed to reset consistent with the applicable forward rate curve as of , 20 ];

●	cash flows from the receivables are calculated using the scheduled payments adjusted for assumptions regarding prepayments and net losses as described below. These assumptions are different than the analysis described in “Maturity and Prepayment Considerations—Weighted Average Lives” where amortization is due to prepayments only;

●	receivables prepay at a [ ]% CPR rate based on amortization resulting from both prepayments and losses. This assumption is different than the analysis described in “Maturity and Prepayment Considerations—Weighted Average Lives” where amortization is due to prepayments only;

●	any cash flows beyond 48 months utilize the percentage stated for Month 48 below; and

●	cumulative net losses on the receivables, as a percentage of the initial pool balance, occur each month at the following rates:

Month	Cumulative Net Loss	Month	Cumulative Net Loss	Month	Cumulative Net Loss
1%		17%		33%
2%		18%		34%
3%		19%		35%
4%		20%		36%
5%		21%		37%
6%		22%		38%
7%		23%		39%
8%		24%		40%
9%		25%		41%
10%		26%		42%
11%		27%		43%
12%		28%		44%
13%		29%		45%
14%		30%		46%
15%		31%		47%
16%		32%		48%

The sponsor developed these inputs and assumptions by considering the following factors:

●	CPR rate—estimated considering the composition of the receivables and the performance of its prior securitized pools described in “The Receivables Pool—Static Pool Information”;

●	Cumulative net loss rate—estimated using assumptions for both the magnitude of lifetime cumulative net losses and the shape of the cumulative net loss curve. The lifetime cumulative net loss assumption was developed considering the composition of the receivables, the performance of prior securitized pools described in “The Receivables Pool—Static Pool Information”, the performance of prior non-securitized pools with similar attributes to that of the securitized pool, and economic conditions. The shape of the cumulative net loss curve is based on a historical average of its securitized pools described in “The Receivables Pool—Static Pool Information” from the past [ ] years. Default and recovery rate estimates are included in the cumulative net loss assumption; and

●	Discount rate applicable to the residual cash flows—estimated to reflect the credit exposure to the residual cash flows. Due to the lack of an actively traded market in residual interests, the discount rate was derived using qualitative factors that consider the equity-like component of the first-loss exposure.

JDCC believes that the inputs and assumptions described above include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective noteholder’s ability to evaluate the fair value calculation. The fair value of the notes and the residual interest was calculated based on the assumptions described above, including the assumptions regarding the characteristics and performance of the receivables that will differ from the actual characteristics and performance of the receivables. You should be sure you understand these assumptions when considering the fair value calculation.

JDCC will recalculate the fair value of the notes and the residual interest following the closing date to reflect the issuance of the notes and any changes in the methodology or inputs and assumptions described above. The fair value of the residual interest as a percentage of the sum of the fair value of the notes and the residual interest and as a dollar amount will be included in the first investor report, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value.]

POOL FACTORS AND TRADING INFORMATION

The “note pool factor” for each class of notes will be a seven-digit decimal, which the servicer will compute prior to each distribution with respect to that class of notes, indicating the remaining outstanding principal balance of that class of notes as of the applicable payment date, as a fraction of the initial outstanding principal balance of the class.

The “certificate pool factor” for the certificates will be a seven-digit decimal, which the servicer will compute prior to each distribution with respect to the certificates, indicating the remaining certificate balance of the certificates as of the applicable payment date, as a fraction of the initial certificate balance.

Each note pool factor and certificate pool factor will be initially 1.0000000, and after that will decline to reflect reductions in the outstanding principal balance of the applicable class of notes or the certificate balance. A noteholder’s portion of the aggregate outstanding principal balance of a class of notes is the product of:

●	the original denomination of such noteholder’s note; and

●	the applicable note pool factor.

A certificateholder’s portion of the aggregate outstanding certificate balance for the certificates is the product of:

●	the original denomination of the certificateholder’s certificate; and

●	the applicable certificate pool factor.

If so provided in this prospectus with respect to the trust, pursuant to the indenture, the noteholders of record will receive reports on or about each payment date concerning the payments received on the receivables, the pool balance, each note pool factor and various other items of information.

If so provided in this prospectus with respect to the trust, the certificateholders of record will receive reports on or about each payment date concerning the payments received on the receivables, the related pool balance, the certificate pool factor and various other items of information. In addition, securityholders of record during any calendar year will be furnished information for tax reporting purposes not later than the latest date permitted by law. See “Description of the Notes—Reports to Noteholders.”

USE OF PROCEEDS

The proceeds from the sale of the notes will be applied by the trust to the purchase of the receivables.

DESCRIPTION OF THE NOTES

General

The notes will be issued under the indenture. A copy of the indenture will be filed with the SEC. Because this Section is a summary, it does not describe every aspect of the notes and the indenture under which they will be issued. We urge you to read the indenture because it, and not this description, defines your rights as a holder of notes. See “Where You Can Find More Information” on page [    ] for information on how to obtain a copy of the indenture.

All references in this prospectus to actions by noteholders refer to actions taken by DTC upon instructions from its participating organizations (the “participants” ), and all references in this prospectus to distributions, notices, reports and statements to noteholders refer to distributions, notices, reports and statements to DTC or its nominee, as the registered holder of the notes for distribution to noteholders in accordance with DTC’s procedures with respect thereto. See “—Book-Entry, Delivery and Form” below.

Payments of Interest

The class [A-1] [A-2[A]] [A-3] [A-4] [B] notes are fixed rate notes [, and the class [A-1] [A-2B] [A-3] [A-4] [B] notes are floating rate notes. The interest rate payable on the class [A-1] [A-2B] [A-3] [A-4] [B] notes will equal[LIBOR][•] plus the [applicable] spread amount set forth under “Summary of Terms—Offered Securities.”] [.]

[The per annum interest rate (the “interest rate”) for each class of notes is as follows:

Class	Interest Rate
Class A-1	[•]%
Class A-2[A]	[•]%
[Class A-2B	[LIBOR] [•] + [•] % ]
Class A-3	[•]%
Class A-4	[•]%
[Class B	[•]%]

[The [class A-1] [class A-2B] [class A-3] [class A-4] [class B] interest rate hedge counterpart[y][ies] will be the calculation agent[s] for the class [A-1] [A-2B] [A-3] [A-4] [B] notes, [respectively,] and [each] will determine (using, for so long as such interest rate hedge is outstanding, the rate provided by such interest rate hedge counterparty) [LIBOR][•] for each interest period on the second London Banking Day prior to the beginning of that interest period.]

“[•]” means [add benchmark interest].

“[•] Determination Date” means [•].

[“One-Month LIBOR” means, for the class [A-1] [A-2B] [A-3] [A-4] [B] notes and for each interest period, the rate for deposits in U.S. dollars for a period of one month corresponding to such interest period which appears on the Reuters Screen LIBOR01 Page as of 11: 00 a.m., London time, on the related LIBOR Determination Date. If such rate does not appear on the Reuters Screen LIBOR01 Page, the rate for that interest period will be determined as if “USD-LIBOR Reference Banks Rate” had been specified as the applicable rate.]

[“USD-LIBOR Reference Banks Rate” means, for each interest period, the rate determined on the basis of the rates at which deposits in U.S. dollars are offered by the four major banks in the London interbank market selected by the [relevant] interest rate hedge counterparty at approximately 11: 00 a.m., London time, on the related LIBOR Determination Date to prime banks in the London interbank market for a period of one month commencing on the first day of the interest period for which such rate is being determined and in a Representative Amount. [Each] [The] interest rate hedge counterparty (in its capacity as calculation agent under the interest rate hedge) will request the principal London office of each of four major banks in the London interbank market selected by such interest rate hedge counterparty to provide a quotation of its rate. If at least two such quotations are provided, the rate for that interest period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that interest period will be the arithmetic mean of the rates quoted by major banks in New York City, selected by such interest rate hedge counterparty, at approximately 11: 00 a.m., New York City time, on the related LIBOR Determination Date for loans in U.S. dollars to leading European banks for a period of one month commencing on the first day of the interest period for which such rate is being determined and in a Representative Amount.]

[“LIBOR Determination Date” means the day that is two London Banking Days preceding the first day of an interest period and with respect to the first LIBOR Determination Date, the day that is two London Banking Days preceding the closing date.]

[“London Banking Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.]

[“Representative Amount” means, on any [LIBOR][•] Determination Date, an amount equal to the outstanding principal amount of the class [A-1] [A-2B] [A-3] [A-4] [B] notes[, as applicable,] on the immediately preceding payment date or the closing date, as applicable.]

[In the event [one of] the interest rate hedge[s] terminate[s] and is not replaced or the [relevant] interest rate hedge counterparty fails to provide a calculation of [•] [LIBOR] for the class [A-1] [A-2B] [A-3] [A-4] [B] notes, the indenture trustee will become the calculation agent for such class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [B] notes[, as applicable,] and will determine the applicable [•][LIBOR] itself, using the methods described above.]

A “payment date” will be the 15th day of each month or, if any of those dates is not a business day, the next succeeding business day, commencing                     , 20XX. [In addition, if any class A-1 notes remain outstanding after the payment date in                     , 20XX, a special payment date for the payment of interest and principal on the class A-1 notes will occur on                     , 20XX, and will be the final payment date for the class A-1 notes.] Interest on the class A-1 notes[, the class A-2B notes][, the class A-3 notes] [and][,] [the class A-4 notes] [and class B notes]] will accrue from and including the closing date or from and including the most recent payment date to which interest has been paid to but excluding the current payment date and will be calculated on the basis of the actual number of days occurring in the period for which interest is payable divided by 360. Interest on the class A-2[A] notes, the class A-3 notes and, the class A-4 notes [and class B notes] will accrue from and including the 15th day of each month (or the closing date in the case of the first payment date) to and including the 14th day of the next month and will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Interest accrued as of any payment date but not paid on that payment date will be due on the next payment date together with interest on the unpaid amount at the related interest rate. Interest payments on the notes will generally be derived from:

●	the total distribution amount remaining after the payment of the administration fee and, if JDCC or an affiliate of JDCC is not the servicer, the servicing fee; and

●	amounts in the reserve account.

See “Description of the Transfer and Servicing Agreements—Distributions” and “—Credit and Cash Flow Enhancement—Reserve Account and Certificates.” If the available funds in the note distribution account and the reserve account are not sufficient to pay the amount of interest payable on the [class A] notes on any payment date, each [class A] noteholder will receive its ratable share (based upon the total amount of interest due on its [class A] note) of the amount available to be distributed in respect of interest on the [class A] notes.

[Interest will not be paid on the class B notes on any payment date until all interest due on the class A notes on that payment date has been paid.]

[If the available funds in the note distribution account and the reserve account are not sufficient to pay the amount of interest payable on the class A notes on any payment date, each class A noteholder will receive its ratable share (based upon the total amount of interest due on its class A note) of the amount available to be distributed in respect of interest on the class A notes. If the available funds in the note distribution account and the reserve account are not sufficient to pay the amount of interest payable on the class B notes on any payment date, each class B noteholder will receive its ratable share (based upon the total amount of interest due on its class B note) of the amount available to be distributed in respect of interest on the class B notes.]

Payments of Principal

[Principal payments will be made to the class A-1 noteholders on each payment date, and if necessary, to the noteholders of the class A-1 notes on the special payment date on                     , 20XX, in an amount equal to the note monthly principal distributable amount until the balance of the class A-1 notes is reduced to zero.]

[After the class A-1 notes have been paid in full, principal payments on each payment date generally will be allocated between the remaining class A notes and the class B notes to the extent described under “Description of the Transfer and Servicing Agreements—Distributions” until the outstanding principal amount of the class B notes has been reduced to (and so long as it remains at) a specified floor amount, at which time the principal that would otherwise be payable on the class B notes will be reallocated to pay principal on the class A notes. Principal payments on the remaining class A notes will be distributed sequentially, i.e., to the class A-2[A] [or class A-2B] noteholders until the principal balance of the class A-2 notes is reduced to zero; to the class A-3 noteholders until the principal balance of the A-3 notes is reduced to zero; and to the class A-4 noteholders until the principal balance of the A-4 notes is reduced to zero. No principal will be paid on the class B notes on any payment date until the principal payable on the class A notes on such payment date (other than any reallocated class B note monthly principal distributable amount) has been paid. See “Description of the Transfer and Servicing Agreements—Distributions” for additional details on such distributions.][*]

[*NOTE: These priorities of principal payments are for illustrative purposes only. More, different or fewer classes of notes may pay principal pro rata with another class, or all of the classes may pay principal sequentially.]

The principal amount of each class of [class A] notes, to the extent not previously paid, will be payable in full on the payment date in the month specified below:

Class of Notes	Final Payment Date
A-1	[•]
A-2[A]	[•]
[A-2B	[•]]
A-3	[•]
A-4	[•]
[B	[•]]

[Following an event of default and acceleration of the notes, payments (including payments funded out of proceeds from the sale of the receivables in connection with an event of default as described in this prospectus under the heading “Description of the Notes—The Indenture—Events of Default; Rights upon Event of Default”) will be made, after payment of fees, ratably to the class A noteholders first based on the amount of interest due on each note (in the case of payments of interest) and then based on the outstanding principal balance (in the case of payments of principal) until the principal balance of all of the class A notes is reduced to zero[, and thereafter to the class B noteholders until the outstanding principal balance of the class B notes is reduced to zero].]

[The class A-1 notes will benefit from a “turbo” feature that applies the aggregate available funds on a payment date (after payment of servicer fees, administrator’s fees, interest on the notes[, the payments due to the hedge counterparty (other than certain subordinated hedge termination payments)], any required deposits in the reserve account, fees and expenses of the indenture trustee, the owner trustee and the trust and more senior allocations to repay principal on such notes on such payment date) to pay principal on the Class A-1 Notes until paid in full.]

Optional Redemption

The servicer has the right to purchase the remaining receivables on a payment date when the pool balance becomes equal to or less than [•]% of the pool balance as of the cut-off date. If the servicer exercises this right, the [class A] notes outstanding at that time will be redeemed in full at a price equal to their unpaid principal balance plus accrued and unpaid interest. [If the servicer elects to exercise its right to purchase the receivables as described above, the servicer shall furnish notice of such election to the indenture trustee not later than [25] days prior to the redemption date and the servicer shall deposit with the indenture trustee in the note distribution account the redemption price of the notes to be redeemed whereupon all such notes shall be due and payable on the redemption date. Notice of redemption shall be given by the indenture trustee by first-class mail, postage prepaid, mailed not less than [five] days prior to the applicable redemption date to each noteholder, as of the close of business on the record date preceding the applicable redemption date, at such noteholder’s address appearing in the note register. The notice will identify the payment date on which the redemption will occur, the redemption price, the place where notes are to be surrendered for payment, and the CUSIP numbers of the affected notes.]

The “principal balance” of a receivable, as of the close of business on the last day of a collection period, means the amount financed minus the sum of (i) that portion of all scheduled payments paid on or prior to such day allocable to principal using the actuarial method, (ii) any payment of the purchase amount with respect to the receivable purchased by the servicer or repurchased by the seller and allocable to principal and (iii) any prepayment in full or any partial prepayments applied to reduce the principal balance of the receivable.

The “pool balance” as of the close of business on the last day of a collection period will be the aggregate principal balance of the receivables (excluding purchased receivables and liquidated receivables) less the aggregate write down amount as of the last day of such collection period.

A “liquidated receivable” means a defaulted receivable in respect of which the financed equipment has been sold or otherwise disposed of or which the servicer has determined to charge-off without realizing on the financed equipment and “liquidation proceeds” means all proceeds of a liquidated receivable, net of expenses incurred by the servicer in connection with such liquidation and any amounts required by law to be remitted to the obligor on such liquidated receivable.

A “purchased receivable” means a receivable purchased by the depositor or the servicer from the trust as required or permitted by the sale and servicing agreement. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables” in this prospectus.

The “write down amount” for any collection period for any 180-day receivable or repossessed receivable will be the excess of (a) the principal balance plus accrued and unpaid interest on such receivable as of the last day of the collection period during which the receivable became a 180-day receivable or repossessed receivable, as applicable, over (b) the estimated realizable value of the receivable, as determined by the servicer in accordance with its normal servicing procedures for the related collection period, which write down amount may be adjusted to zero by the servicer in accordance with its normal servicing procedures if the receivable has ceased to be a 180-day receivable as provided in the definition of “180-day receivable.”

The Indenture

The following summary describes the material terms of the indenture.

Modification of Indenture

With the consent of the holders of a majority of the outstanding notes, the indenture trustee and the trust may execute a supplemental indenture to add provisions to change in any manner or eliminate any provisions of the indenture with respect to the notes or to modify, except as provided below, in any manner the rights of the noteholders.

Notwithstanding the foregoing, without the consent of the holder of each outstanding note affected thereby, no supplemental indenture may:

●	change the due date of any installment of principal of, or interest on, any note or reduce the principal amount of the note, the interest rate of the note or the redemption price with respect to the note or change any place of payment where or the coin or currency in which any note or any interest on the note is payable;

●	impair the right to institute suit for the enforcement of certain provisions of the indenture regarding payment;

●	reduce the percentage of the aggregate amount of the outstanding notes the consent of the holders of which is required for any supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the indenture or of certain defaults under the indenture and their consequences as provided for in the indenture;

●	modify or alter the provisions of the indenture regarding the voting of notes held by the trust, the depositor, an affiliate of either of them or any obligor on the notes;

●	reduce the percentage of the aggregate outstanding amount of those notes the consent of the holders of which is required to direct the trust to sell or liquidate the receivables if the proceeds of that sale would be insufficient to pay the principal amount and accrued but unpaid interest on the outstanding notes;

●	decrease the percentage of the aggregate principal amount of those notes required to amend the sections of the indenture which specify the applicable percentage of aggregate principal amount of the notes necessary to amend the indenture or certain other related agreements; or

●	permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the notes or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on any collateral or deprive the holder of any note of the security afforded by the lien of the indenture.

The trust and the indenture trustee may also enter into supplemental indentures, without obtaining the consent of noteholders, for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of modifying in any manner the rights of the noteholders; provided, however, that such action will not materially and adversely affect the interest of any noteholder; provided further that 10 days’ (or 10 business days’, if set forth in the indenture) prior written notice of any such amendment be given to each hired NRSRO and, if a hired NRSRO notifies the indenture trustee that such amendment will result in a downgrading or withdrawal of the then current rating of any class of the notes or the certificates, such amendment shall become effective with the consent of the holders of notes evidencing not less than a majority of the outstanding amount of the notes and the consent of the related certificateholders.

Events of Default; Rights upon Event of Default

An “event of default” with respect to the notes is defined in the indenture as being:

●	a default for five days or more in the payment of any interest due on any note;

●	a default in the payment of the principal of or any installment of the principal of any note when the same becomes due and payable;

●	a default in the observance or performance of any covenant or agreement of the trust made in the indenture and the continuation of that default for a period of 30 days after notice of a default is given to the trust by the indenture trustee or to the trust and indenture trustee by the holders of at least 25% in principal amount of the notes then outstanding;

●	any representation or warranty made by the trust in the indenture or in any certificate delivered pursuant to the indenture or in connection with the indenture having been incorrect in a material respect as of the time made, and that breach not having been cured within 30 days after notice of the breach is given to the trust by the indenture trustee or to the trust and the indenture trustee by the holders of at least 25% in principal amount of the notes then outstanding; or

●	certain events of bankruptcy, insolvency, receivership or liquidation of the trust.

However, the amount of principal required to be distributed to the noteholders under the indenture is generally limited to amounts available therefor in the applicable note distribution account. Therefore, the failure to pay principal on a class of notes generally will not result in the occurrence of an event of default until the final scheduled payment date for that class of notes.

If an event of default should occur and be continuing with respect to the notes, the indenture trustee or holders of a majority in principal amount of those notes then outstanding may declare the principal of the notes to be immediately due and payable. That declaration may, under certain circumstances, be rescinded by the holders of a majority in principal amount of those notes then outstanding.

If the notes have been declared to be due and payable following an event of default with respect thereto, the indenture trustee may, in its discretion, either sell the receivables or elect to have the trust maintain possession of the receivables and continue to apply distributions on the receivables as if there had been no declaration of acceleration. In addition, the indenture trustee is prohibited from selling the receivables following an event of default, other than a default in the payment of any principal or a default for five days or more in the payment of any interest on any note, unless:

●	the holders of all outstanding notes consent to the sale,

●	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding notes at the date of the sale, or

●	the indenture trustee determines that the proceeds of the receivables would not be sufficient on an ongoing basis to make all payments on the notes as those payments would have become due if the obligations had not been declared due and payable, and the indenture trustee obtains the consent of the holders of 66 2/3% of the aggregate outstanding amount of the notes.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, in case an event of default occurs and is continuing with respect to the notes, the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the noteholders if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities that might be incurred by it in complying with the request; provided, that the indenture trustee is required to honor directions or requests from the noteholders when such directions or requests relate to an asset representations review request and noteholder communications with regards to repurchase requests as set forth in the indenture.

Subject to the provisions for indemnification and certain limitations contained in the indenture, the holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding or any remedy available to the indenture trustee, and the holders of a majority in principal amount of those notes then outstanding may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified without the waiver or consent of all of the holders of the outstanding notes.

No holder of a note will have the right to institute any proceeding with respect to the indenture, unless:

●	the holder previously has given to the indenture trustee written notice of a continuing event of default;

●	the holders of not less than 25% in principal amount of all the outstanding notes have made written request of the indenture trustee to institute the proceeding in its own name as indenture trustee;

●	the holder or holders have offered the indenture trustee reasonable indemnity;

●	the indenture trustee has for 60 days failed to institute the proceeding; and

●	no direction inconsistent with the written request has been given to the indenture trustee during this 60-day period by the holders of a majority in principal amount of the outstanding notes.

In addition, the indenture trustee and the noteholders will covenant that they will not at any time institute against the trust any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

[If a trust issues a class of notes that is subordinated to one or more other classes of notes and an event of default occurs under the indenture, the indenture trustee may be deemed to have a conflict of interest under the Trust Indenture Act of 1939 and may be required to resign as trustee for one or more of the classes of notes. In that event, the indenture will provide for a successor indenture trustee to be appointed for those classes of notes.]

None of the indenture trustee, the owner trustee in its individual capacity, any holder of a certificate representing an ownership interest in the trust, or any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the related notes or for the agreements of the trust contained in the indenture.

Certain Covenants by the Trust

The indenture will provide that the trust may not consolidate with or merge into any other entity, unless:

●	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States, any state thereof or the District of Columbia;

●	the surviving entity expressly assumes the trust’s obligation to make due and punctual payments upon the notes and the performance or observance of every agreement and covenant of the trust under the indenture;

●	no event of default has occurred and is continuing immediately after the merger or consolidation;

●	the trust has been advised that the rating of the notes then in effect would not be reduced or withdrawn by the hired NRSROs as a result of the merger or consolidation; and

●	the trust has received an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to the trust or to any noteholder.

The trust will not, among other things:

●	except as expressly permitted by the indenture, the transfer and servicing agreements or certain related documents with respect to the trust (collectively, the “related documents”), sell, transfer, exchange or otherwise dispose of any of the assets of the trust;

●	claim any credit on or make any deduction from the principal and interest payable in respect of the notes other than amounts withheld under the Internal Revenue Code or applicable state law or assert any claim against any present or former noteholder because of the payment of taxes levied or assessed upon the trust;

●	dissolve or liquidate in whole or in part;

●	permit the validity or effectiveness of the indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the notes under the indenture except as may be expressly permitted by the indenture; or

●	permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance to be created on, extend to, otherwise arise upon or burden the assets of the trust, any part of the trust, any interest therein or the proceeds thereof except as may be created by the terms of the indenture.

No trust may engage in any activity other than as specified in this prospectus. The trust will not incur, assume or guarantee any indebtedness other than indebtedness incurred under the notes and the indenture or otherwise in accordance with the related documents.

List of Noteholders

With respect to the trust, three or more holders of the notes of any class each of whom has owned a note for at least six months may, by written request to the indenture trustee, obtain access to the list of all noteholders maintained by the indenture trustee for the purpose of communicating with other noteholders with respect to their rights under the indenture or the notes. The indenture trustee may elect not to afford the requesting noteholders access to the list of those noteholders if it agrees to mail the desired communication or proxy, on behalf and at the expense of the requesting noteholders, to all noteholders of record.

Annual Compliance Statement

The trust will be required to file annually with the indenture trustee a written statement as to the fulfillment of its obligations under the indenture.

Indenture Trustee’s Annual Report

If required by law, the indenture trustee will be required to mail each year to all noteholders a brief report relating to its eligibility and qualification to continue as the indenture trustee under the indenture, any amounts advanced by it under the indenture, the amount, interest rate and maturity date of certain indebtedness owing by the trust to the indenture trustee in its individual capacity, the property and funds physically held by the indenture trustee in its capacity as indenture trustee and any action taken by it that materially affects the notes and that has not been previously reported.

Satisfaction and Discharge of Indenture

The indenture will be discharged with respect to the collateral securing the notes upon the delivery to the indenture trustee for cancellation of all the notes or, with certain limitations, upon deposit with the indenture trustee of funds sufficient for the payment in full of all of the notes.

Book-Entry, Delivery and Form

The notes will be issued as one or more fully registered global securities which will be deposited with, or on behalf of, DTC, New York, New York and registered in the name of Cede & Co., DTC’s nominee. We will not issue notes in certificated form except under certain limited circumstances described in this prospectus. Beneficial interests in the global securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC (the “DTC participants”). Investors may elect to hold interests in the global securities through DTC (in the United States), Clearstream Banking, société anonyme (“Clearstream Luxembourg”), or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear” ), if they are participants in those systems, or indirectly through organizations that are participants in those systems.

Under the indenture, only the person in whose name a note is registered is recognized as the holder of that note. Consequently, for notes issued in book-entry form, we will recognize only the depositary as the holder of the notes and we will make all payments on the notes to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the notes.

Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold these interests in customers’ securities accounts in the depositaries’ names on the books of DTC. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg, and JPMorgan Chase Bank, N.A. acts as U.S. depositary for Euroclear (each, a “U.S. depositary”). Beneficial interests in the global securities will be held in denominations of $1,000 and integral multiples thereof. Except as set forth below or in this prospectus, the global securities may be transferred, in whole but not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations (“Clearstream participants”) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters in this offering or their affiliates. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream participant, either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream Luxembourg.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., as operator of the Euroclear System (the “Euroclear operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters in this offering or their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of, or relationship with, persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

In the event certificated notes are issued in the limited circumstances described in this prospectus, the holders of certificated notes will be able to receive payments of principal and interest thereon by check mailed to the record holder thereof. Payment of the final installment of principal of a certificated note may be made only against surrender of the relevant note to one of the paying agents.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same Day Funds Settlement System. Secondary market trading between Clearstream participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream participants or Euroclear participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes at DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time zone differences, credits of notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. These credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received at Clearstream Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement at DTC.

Although DTC, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of DTC, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

Special Considerations for Book-Entry Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the notes represented by the global security.

If notes are issued only in the form of a global security, an investor should be aware of the following:

●	An investor cannot cause the notes to be registered in his or her name, and cannot obtain certificates for his or her interest in the notes except in the special situations we describe below.

●	An investor will be an indirect holder and must look to his or her own broker, bank or other financial institution for payments on the notes and protection of his or her legal rights relating to the notes, as we describe above.

●	An investor may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

●	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the notes must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

●	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the indenture trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the indenture trustee also do not supervise the depositary in any way.

●	DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker, bank or other financial institution may also require you to use immediately available funds when purchasing or selling interests in a global security.

●	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the notes. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Definitive Notes

The notes will be issued in fully registered, certificated form (“definitive notes”) to the noteholders or their nominees, rather than to DTC or its nominee, only if:

●	the administrator advises the indenture trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the notes and the administrator is unable to locate a qualified successor, or

●	the administrator, at its option, elects to terminate the book-entry system through DTC or, after the occurrence of an event of default under the indenture or a servicer default under the sale and servicing agreement, noteholders representing at least a majority of the outstanding principal amount of the notes advise the indenture trustee through DTC in writing that the continuation of a book-entry system through DTC, or a successor thereto, is no longer in the noteholders’ best interest.

Upon the occurrence of any event described in the immediately preceding paragraph, the indenture trustee will be required to notify all the noteholders, through participants, of the availability of definitive notes. Upon surrender by DTC of the definitive certificates representing the notes and receipt of instructions for re-registration, the indenture trustee will reissue the notes as definitive notes to the noteholders.

Distributions of principal of, and interest on, the notes will thereafter be made by the indenture trustee in accordance with the procedures set forth in the indenture directly to holders of definitive notes in whose names the definitive notes were registered at the close of business on the applicable record date specified for the notes in this prospectus. These distributions will be made by check mailed to the address of holder as it appears on the register maintained by the indenture trustee. The final payment on any note, however, will be made only upon presentation and surrender of the note at the office or agency specified in the notice of final distribution to the noteholders.

Definitive notes in respect of the notes will be transferable and exchangeable at the offices of the indenture trustee or of a certificate registrar named in a notice delivered to holders of the definitive notes. No service charge will be imposed for any registration of transfer or exchange, but the indenture trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Reports to Noteholders

With respect to the notes, on or prior to each payment date, either JDCC or the sub-servicer will prepare and provide to the indenture trustee a statement, which the indenture trustee will be required to forward to the noteholders of record, and will provide to the owner trustee a statement which the owner trustee will be required to forward to the certificateholders, in each case setting forth the following information as to the notes and certificates with respect to the payment date or the related collection period:

(i)	the amount of the distribution allocable to principal of each class of notes and to the certificate balance of the certificates;

(ii)	the amount of the distribution allocable to interest and the interest rate or pass-through rate on or with respect to each class of the notes, in each case applicable to distributions made on the payment date;

(iii)	the pool balance, note value and pool face amount, if applicable, as of the close of business on the last day of the related collection period;

(iv)	the aggregate outstanding principal balance of each class of notes and the certificate balance for the certificates, in each case after giving effect to all payments reported under (i) above on that date;

(v)	the amount of the servicing fee paid to the servicer with respect to the related collection period;

(vi)	the amount of the administration fee paid to the administrator with respect to the related collection period;

(vii)	the amount of the aggregate purchase amounts for receivables that have been repurchased, if any, for the collection period;

(viii)	the balance of the reserve account, if any, on the payment date, after giving effect to distributions made on that payment date, and the specified reserve account balance for the payment date;

(ix)	the amount of all scheduled payments in respect of receivables 60 days or more past due, and that amount as a percentage of the pool balance, as of the close of business on the last day of the related collection period; and

(x)	the face amount of receivables with any scheduled payments 60 days or more past due, and that amount as a percentage of the pool face amount, as of the close of business on the last day of the related collection period.

(xi)	a summary of the findings and conclusions of any asset representations review conducted by the asset representations reviewer;

(xii)	[information with respect to any change in the asset representations reviewer as required by Item 1121(d)(2) of Regulation AB;]

(xii)	[information with respect to the event(s) that triggered an asset representations review during the distribution period as required by Item 1121(d)(1)(i) of Regulation AB;]

(xii)	[information with respect to any request received from an investor to communicate with other investors as required by Item 1121(e) of Regulation AB].

[To be added for offerings after December 24, 2016:]

[The first investor report will also include [the percentage of each class of notes retained by the [sponsor][depositor] on the closing date, if that percentage is materially different than     %] [the fair value of the residual interest as a percentage of the sum of the fair value of the notes and the residual interest and as a dollar amount as of the closing date, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value], as described in “Credit Risk Retention.”]

Each amount set forth under subclauses (i), (ii), (v) and (vii) with respect to the notes or the certificates will be expressed as a dollar amount per $1,000 of the initial principal balance of the notes or the initial certificate balance of the certificates, as applicable.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year, the indenture trustee will provide to the noteholders a statement containing the amounts described in subclauses (i) and (ii), other than information relating to the note interest rate and the pass-through rate, for that calendar year and any other information required by applicable tax laws for the purpose of the noteholders’ preparation of federal income tax returns. Within the prescribed period of time for tax reporting purposes after the end of each trust tax year, the owner trustee will provide to the certificateholders a statement containing the amounts described in subclauses (i) and (ii), other than information relating to the note interest rate and the pass-through rate, subclauses (v) and (vii) above for that tax year and any other information required by applicable tax laws for the purposes of the certificateholders’ preparation of federal income tax returns.

Investor Communications

The sale and servicing agreement will provide that any noteholder may require that the servicer cause the trust to include in its Form 10-D filing a request to communicate with other noteholders related to a possible exercising of the noteholders’ rights under the transaction documents. A noteholder should send its request to the servicer at [insert email address or other address]. The noteholder should include in its request the method by which other noteholders should contact it.

The servicer will cause the following information to be included in the Form 10-D related to the reporting period in which the noteholder request was received:

●	a statement that the servicer has received a communication request from a noteholder;

●	the name of the noteholder making the request;

●	the date the request was received;

●	a statement that such noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents; and

●	a description of the method other noteholders may use to contact the requesting noteholder.

The servicer will bear any costs associated with including the above information in the Form 10-D. The noteholders will pay any costs associated with communicating with other noteholders, and no other transaction party, including the issuing entity, will be responsible for such costs.

If definitive notes are issued and the requesting noteholder is the record holder of any notes, no verification procedures will be required. If the requesting noteholder is not the record holder of any notes and is instead a beneficial owner of notes, the servicer may require no more verification than (1) a written certification from the noteholder that it is a beneficial owner of notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document.

The Indenture Trustee

The indenture trustee for the notes may resign at any time, in which event the trust will be obligated to appoint a successor trustee for the notes. The trust may also remove the indenture trustee if the indenture trustee ceases to be eligible to continue as indenture trustee under the indenture or if the indenture trustee becomes insolvent. In these circumstances, the trust will be obligated to appoint a successor indenture trustee for the notes. Any resignation or removal of the indenture trustee and appointment of a successor indenture trustee for the notes does not become effective until acceptance of the appointment by the successor indenture trustee for the notes. Expenses associated with replacing the indenture trustee with a successor indenture trustee will be paid by the trust or the servicer, unless the removal of the indenture trustee is a result of the willful misconduct, negligence or bad faith of the indenture trustee.

The indenture trustee is obligated to perform only those duties that are specifically assigned to it in the indenture. If an event of default has occurred and is continuing, the indenture trustee is required to exercise its rights under the indenture and use the same degree of skill and care in their exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs. The indenture trustee may conclusively rely on certificates and opinions furnished to it in accordance with the indenture. The indenture does not require the indenture trustee to expend or risk its own funds or otherwise incur financial liability if it has reasonable grounds to believe that repayment of such funds or adequate indemnity against such risk is not reasonably assured to it. The indenture trustee is not liable for any error of judgment made by it in good faith. The indenture trustee will not be liable with respect to any action it takes or omits to take pursuant to directions from the holders of a majority in principal amount of the notes.

Also, upon receipt of instructions from the servicer for a payment date, the indenture trustee will apply the funds in the accounts of a trust to pay specified expenses of the trust and to make payments of the securities of that trust. The trust is obligated to indemnify, or to cause the administrator to indemnify, the indenture trustee against any and all loss, liability and expense in connection with the performance of its duties under the indenture, except for any loss, liability or expense incurred through the indenture trustee’s own willful misconduct, negligence or bad faith. Any indemnification payments made by a trust would reduce the amount available to make payments on its securities. The indenture trustee will charge fees for its services as such, and such fees will be payable by the servicer or the trust.

[to include information as required by Item 1109 of Regulation AB]

DESCRIPTION OF THE TRANSFER AND SERVICING AGREEMENTS

In connection with the issuance by the trust of the notes, the parties indicated below will enter into the following agreements, which are collectively called the “transfer and servicing agreementstrust”:

●	the sale and servicing agreement under which the trust is purchasing receivables from the depositor and the servicer is undertaking to service or cause the sub-servicer to service the receivables;

●	the purchase agreement under which the depositor is purchasing those receivables from JDCC;

●	the administration agreement under which JDCC, as administrator, will undertake certain administrative duties with respect to the trust; and

●	the trust agreement under which the trust will be created and the related certificates will be issued.

The following, together with other information included elsewhere in this prospectus, summarizes the material terms of the transfer and servicing agreements, forms of which have been filed as exhibits to the registration statement. We will file copies of the transfer and servicing agreements with the SEC. The following summary does not purport to be complete and is subject to, and qualified by reference to, the provisions of the transfer and servicing agreements.

Sale and Assignment of Receivables

On the closing date specified in this prospectus (the “closing date”), JDCC will sell and assign to the depositor, without recourse, its entire interest in the related receivables, including its security interests in the related financed equipment, pursuant to a purchase agreement. On the closing date, the depositor will sell and assign to the trust, without recourse, its entire interest in those receivables, including its security interests in the related financed equipment, pursuant to a sale and servicing agreement. Each receivable will be identified in a schedule appearing as an exhibit to the sale and servicing agreement.

The owner trustee, on behalf of the trust, will, concurrently with this sale and assignment, execute, authenticate and deliver the related notes and the certificates. The proceeds received from the sale of the notes and the certificates will be applied to the purchase of the receivables from the depositor.

In the purchase agreement, JDCC will represent and warrant to the depositor, among other things, that:

●	the information provided with respect to the related receivables is correct in all material respects;

●	the obligor on each related receivable is required to maintain physical damage insurance covering the financed equipment in accordance with JDCC’s normal requirements;

●	at the closing date, the related receivables are free and clear of all security interests, liens, charges and encumbrances, and no offsets, defenses or counterclaims have been asserted or threatened;

●	at the closing date, each of the related receivables is secured by a first priority perfected security interest in the financed equipment in favor of JDCC; and

●	each receivable, at the time it was originated, complied and, at the closing date, complies in all material respects with applicable federal and state laws.

As of the last day of the second or, if the depositor elects, the first month following the discovery by or notice to the depositor of a breach of any representation or warranty that materially and adversely affects the interests of a trust in a receivable, unless the breach is cured, the depositor will repurchase the receivable from the trust, and JDCC will repurchase the receivable from the depositor, at a price equal to the unpaid principal balance owed by the obligor plus interest thereon at the respective receivable rate to the last day of the month of repurchase (the “purchase amount”).

The obligation of the depositor to repurchase any receivable with respect to which any representation or warranty has been breached is subject to JDCC’s repurchase of that receivable. The repurchase obligation will constitute the sole remedy available to the noteholders, the indenture trustee, the certificateholders or the owner trustee in respect of that trust for any such uncured breach.

To assure uniform quality in servicing the receivables and to reduce administrative costs, the depositor will, pursuant to the sale and servicing agreement, appoint the servicer as custodian of the receivables. JDCC’s accounting records and computer systems will reflect the sale and assignment of the related receivables to the depositor and the sale and assignment or pledge by the depositor to the trust, and UCC financing statements reflecting those sales and assignments or pledge will be filed.

Accounts

The servicer will establish and maintain with the indenture trustee one or more accounts, in the name of the indenture trustee on behalf of the noteholders and the certificateholders, into which all payments made on or with respect to the related receivables will be deposited (the “collection account”). The servicer will also establish and maintain with the indenture trustee an account, in the name of the indenture trustee on behalf of the noteholders, in which amounts released from the collection account and the reserve account or other credit enhancement, if any, for distribution to the noteholders will be deposited and from which all distributions to the noteholders will be made (the “note distribution account”). The servicer will also establish and maintain at the office of the indenture trustee the reserve account (the “reserve account”) in the name of the indenture trustee on behalf of the noteholders.

Funds in the collection account, the note distribution account and the reserve account (collectively, the “trust accounts”) will be invested by the indenture trustee pursuant to the servicer’s written instruction as provided in the sale and servicing agreement in eligible investments. The “eligible investments” are generally limited to investments acceptable to the hired NRSROs as being consistent with the rating of the securities. Subject to certain conditions, eligible investments may include securities issued by the depositor or its affiliates or trusts originated by the depositor or its affiliates.

Except as described below, eligible investments are limited to obligations or securities that mature not later than the business day immediately preceding the next distribution. However, subject to certain conditions, funds in the reserve account may be invested in securities that will not mature prior to the date of the next distribution and will not be sold to meet any shortfalls. Thus, the amount of cash in any reserve account at any time may be less than the balance of the reserve account.

If the amount required to be withdrawn from any reserve account to cover shortfalls in collections on the related receivables exceeds the amount of cash in the reserve account, a temporary in the amounts distributed to the noteholders or certificateholders could result, which could, in turn, increase the average lives of the notes or the certificates. Investment earnings on funds deposited in the trust accounts, net of losses and investment expenses (collectively, “investment earnings”), will be deposited in the applicable collection account on each payment date and will be treated as collections of interest on the related receivables.

The trust accounts and the certificate distribution account will be maintained as eligible deposit accounts.

An “eligible deposit account” means either:

●	a segregated account with an eligible institution; or

●	a segregated trust account with the corporate trust department of a depository institution organized under the laws of the United States or any one of the states thereof or the District of Columbia, or any domestic branch of a foreign bank, having corporate trust powers and acting as trustee for funds deposited in that account, so long as any of the securities of the depository institution has a credit rating from each hired NRSRO in one of its generic rating categories that signifies investment grade.

An “eligible institution” means, with respect to the trust:

●	the corporate trust department of the indenture trustee or the owner trustee; or

●	a depository institution organized under the laws of the United States or any one of the states thereof or the District of Columbia, or any domestic branch of a foreign bank, so long as this depository institution or domestic branch meets both of the following conditions:

●	it, or its parent corporation, has either a long-term unsecured debt rating acceptable to the hired NRSROs or a short-term unsecured debt rating or certificate of deposit rating acceptable to the hired NRSROs; and

●	its deposits are insured by the FDIC.

The servicer will also establish and maintain with the owner trustee an account, in the name of the owner trustee, on behalf of the certificateholders, in which amounts released from the collection account and the reserve account for distribution to the certificateholders will be deposited and from which all distributions to the certificateholders will be made (the “certificate distribution account”).

Servicing Compensation

The servicer will be entitled to receive the servicing fee for each collection period in an amount equal to [1.00]% per annum of the pool balance as of the first day of the collection period[; provided that in the case of the first payment date, the servicing fee will be an amount equal to the sum of (a) [1.00]% per annum of the pool balance as of the cut-off date (for the [            ]period) and (b) [1.00]% per annum of the pool balance as of [            ] (for the [            ] collection period).]

So long as JDCC or an affiliate of JDCC is the servicer, the servicing fee will be paid after payments are made to the noteholders and to the reserve account as set forth in this prospectus. If JDCC or an affiliate of JDCC ceases to be the servicer, the servicing fee will be paid prior to any other application of funds on deposit in the collection account. See “—Distributions—Deposits to the Distribution Accounts” in this prospectus.

The servicer will also collect and retain any late fees, the penalty portion of interest paid on past due amounts and other administrative fees or similar charges allowed by applicable law with respect to the receivables, and will be entitled to reimbursement from the trust for certain liabilities. Payments by or on behalf of obligors will be allocated to scheduled payments and late fees and other charges in accordance with the sub-servicer’s normal practices and procedures.

The servicing fee will compensate the servicer for performing, or causing the sub-servicer to perform, the functions of a third-party servicer of similar types of receivables as an agent for their beneficial owner, including:

●	collecting and posting all payments,

●	responding to inquiries of obligors on the receivables,

●	investigating delinquencies,

●	sending payment coupons to obligors,

●	reporting tax information to obligors,

●	paying costs of collection and disposition of defaults, and

●	policing the collateral.

The servicing fee also will compensate the servicer for:

●	administering, or causing the sub-servicer to administer, the receivables, and

●	accounting, or causing the sub-servicer to account, for collections and furnishing, or causing the sub-servicer to furnish, statements to the owner trustee and indenture trustee with respect to distributions.

The servicing fee will also reimburse the servicer for certain taxes, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the receivables.

[Servicing of Defaulted Receivables

The transfer and servicing agreements provide that the servicer is to exercise discretion, consistent with its customary servicing procedures and the terms of the transfer and servicing agreements, in servicing defaulted receivables so as to maximize the trust’s collection of defaulted receivables. The transfer and servicing agreements provide the servicer with broad discretion to choose to sell, or not to sell, any of the trust’s defaulted receivables.]

Distributions

Beginning on the payment date specified in this prospectus, distributions of principal and interest or, where applicable, of principal or interest only on each class of securities entitled thereto will be made by the indenture trustee to the noteholders and by the owner trustee to the certificateholders.

On each payment date collections on the receivables will be transferred from the collection account to the note distribution account and the certificate distribution account for distribution to noteholders and certificateholders. Credit enhancement, such as a reserve account, will be available to cover any shortfalls in the amount available for distribution on date. Distributions in respect of principal of a class of the notes will be subordinate to distributions in respect of interest on such class, and distributions in respect of the certificates will be subordinate to payments in respect of the notes.

Deposits to Collection Account. By the second business day prior to a payment date, the servicer will provide (or cause to be provided) to the indenture trustee certain information with respect to the related collection period, including the amount of aggregate collections on the receivables and the aggregate purchase amount of receivables to be repurchased by the depositor or to be purchased by the servicer. A “collection period” for a payment date is a fiscal month, specified in the sale and servicing agreement, that will end prior to that payment date.

On or prior to the business day before each payment date, the servicer will cause the total distribution amount to be deposited into the collection account. The “total distribution amount” for a payment date shall be the aggregate collections (including any liquidation proceeds and purchase amounts) in respect of the receivables during the related collection period plus net investment earnings on short-term investments of amounts on deposit in the trust’s accounts since the preceding payment date [and any Net Hedge Receipts]. The total distribution amount on any payment date shall exclude all payments and proceeds (including liquidation proceeds) of:

●	any receivables for which a purchase amount has been included in the total distribution amount in a prior collection period, and

●	any liquidated receivable after the reassignment of such liquidated receivable by the trust to the depositor.

[Amounts distributed on the                     , 20XX special payment date to the class A-1 notes, will not be available for distribution on the                     , 20XX payment date.]

Deposits to the Distribution Accounts. On or before the second business day prior to each payment date, the servicer will instruct the indenture trustee to make deposits and distributions for receipt by the servicer or administrator or for deposit in the trust account on the following payment date. Except to the extent, if at all, covered under the annual accountants attestation report described under “Description of the Transfer and Servicing Agreements—Evidence as to Compliance” in this prospectus, there will not be any independent verification of the servicer’s determination of these amounts.

Priority of Payments. Distributions of the total distribution amount shall be made in the following order of priority to the extent of the total distribution amount remaining after application pursuant to the prior clause or clauses:

[1.]	[to the servicer, the servicing fee and all unpaid servicing fees from prior collection periods;]

[1.][2.]	to the administrator, the administration fee and all unpaid administration fees from prior collection periods;

[2.][3.]	to the asset representations reviewer the asset representations reviewer review fee, if any, for such payment date and all unpaid asset representations reviewer review fees from prior collection periods;

[3.][4.]	[to pay any Net Hedge Payments due to [the] [an] interest rate hedge counterparty;]

[4.][5.]	interest on the class A notes [and any hedge termination payments owed by the trust to the applicable interest rate hedge counterparty pro rata based on the principal balances of the class A notes and the amount of any hedge termination payments, provided that any amounts allocable to the class A notes which are not needed to pay interest due on such notes will be applied to pay the portions of any hedge termination payments unpaid, if any];

[5.][6.]	[interest on the class B notes] [and any hedge termination payments owed by the trust to the applicable interest rate hedge counterparty pro rata based on the principal balances of the class B notes and the amount of any hedge termination payments, provided that any amounts allocable to the class B notes which are not needed to pay interest due on such notes will be applied to pay the portions of any hedge termination payments unpaid, if any];

[6.][7.]	[principal on the notes in the priority described under “Description of the Notes—Payments of Principal”];

[7.][8.]	to the reserve account, the amount, if any, required to be deposited into the reserve account [(including in respect of any amount owing in respect of the [sponsor][depositor] retained interest that meets the risk retention requirements for an “eligible horizontal cash reserve account” under Regulation RR)];

[8.][9.]	to the servicer, the servicing fee and all unpaid servicing fees from prior collection periods; provided that if JDCC or an affiliate of JDCC is not the servicer, the servicing fee will be paid prior to any other application of funds on deposit in the collection account;

[9.][10.]	to the indenture trustee, any unpaid compensation, fees and indemnification due to the indenture trustee;

[10.][11.]	to the owner trustee, any unpaid compensation, fees and indemnification due to the owner trustee;

[11.][12.]	to the asset representations reviewer, any unpaid compensation, fees and indemnification due to the asset representations reviewer;

[12.][13.]	after the outstanding principal amount of the notes has been reduced to zero, to the certificate distribution account, the certificate monthly principal distributable amount [(including in respect of any amount owing in respect of the [sponsor][depositor] retained interest that meets the risk retention requirements for an “eligible horizontal residual interest” under Regulation RR)]; and

[13.][14.]	any remaining amounts to the reserve account for distribution to the depositor.

Payments on the Notes. On each payment date, all amounts on deposit in the note distribution account (other than investment earnings, if any, on amounts in the note distribution account) will be distributed to the noteholders in the following order of priority:

(i)	accrued and unpaid interest on the outstanding principal balance of each class of [class A] notes at the applicable interest rate [and any hedge termination payments owed by the trust to the applicable interest hedge counterparty pro rata based on the principal balances of the class A notes and the amount of any hedge termination payments, provided that any amounts allocable to the class A notes which are not needed to pay interest due on such notes will be applied to pay the portions of any hedge termination payments unpaid, if any];

(ii)	[accrued and unpaid interest on the outstanding principal balance of the class B notes at the interest rate for the class B notes] [and any hedge termination payments owed by the trust to the applicable interest hedge counterparty pro rata based on the principal balances of the class B notes and the amount of any hedge termination payments, provided that any amounts allocable to the class A notes which are not needed to pay interest due on such notes will be applied to pay the portions of any hedge termination payments unpaid, if any];

(iii)	the [class A] note monthly principal distributable amount in the following order of priority:

(a)	to the class A-1 noteholders until the principal balance of the class A-1 notes is reduced to zero;

(b)	to the class A-2[A] [and A-2B] noteholders until the principal balance of the class A-2[A] [and A-2B] notes is[are] reduced to zero;

(c)	to the class A-3 noteholders until the principal balance of the class A-3 notes is reduced to zero; and

(d)	to the class A-4 noteholders until the principal balance of the class A-4 notes is reduced to zero;

(iv)

after the outstanding principal amount of the class A-1 notes has been reduced to zero, to the class B noteholders, the sum of (a) the class B note monthly principal distributable amount and (b) on each payment date on and after the payment date on which the outstanding principal balance of the class A notes is reduced to zero, the excess, if any, of (x) the class A note monthly principal distributable amount over (y) the amount actually applied on that payment date pursuant to clause (iii) to pay principal of the class A notes, until the principal balance of the class B notes is reduced to zero; and]

(v)	the reallocated class B note monthly principal distributable amount in the following order of priority:

(a)	to the class A-2[A] [and A-2B] noteholders until the principal balance of the class A-2[A] [and A-2B] notes is[are] reduced to zero;

(b)	to the class A-3 noteholders until the principal balance of the class A-3 notes is reduced to zero; and

(c)	to the class A-4 noteholders until the principal balance of the class A-4 notes is reduced to zero.]

[The “note monthly principal distributable amount” for any payment date will be the sum of (i) the class A note monthly principal distributable amount, (ii) the class B note monthly principal distributable amount and (iii) the reallocated class B note monthly principal distributable amount; provided that the note monthly principal distributable amount shall not exceed the aggregate outstanding principal balance of the class A notes and the class B notes.] [The “class A note monthly principal distributable amount” for any payment date will be the principal distributable amount less (i) the class B note monthly principal distributable amount and (ii) the reallocated class B note monthly principal distributable amount; provided that on the final payment date for each class of class A notes, the class A note monthly principal distributable amount will at least equal the outstanding principal balance of such class of class A notes.] [The “class A note monthly principal distributable amount” for any payment date will be the principal distributable amount; provided that the class A note monthly principal distributable amount will not exceed the outstanding principal balance of the class A notes; provided further that on the final payment date for each class of class A notes, the class A note monthly principal distributable amount will at least equal the outstanding principal balance of such class of class A notes.]

The “principal distributable amount” for any payment date will be the sum of (i) the current principal distribution amount and (ii) the principal carryover shortfall. The “current principal distribution amount” for any payment date will be equal to the note value at the beginning of the related collection period less the note value at the end of that collection period.

The “principal carryover shortfall” for any payment date will be the excess of (i) the principal distributable amount for the preceding payment date over (ii) the amount that was actually deposited into the note distribution account on account of principal on such preceding payment date.

The “note value” as of any calculation date will be the present value of the scheduled and unpaid payments on the receivables discounted at [[•]%][effective yield]. For purposes of calculating the note value, in the case of a defaulted receivable:

●	prior to the time at which such defaulted receivable becomes a repossessed receivable or a 180-day receivable, the scheduled payments on the receivable will be computed based on the amounts that would have been the scheduled payments had such default not occurred;

●	at the earlier of the time such defaulted receivable becomes a repossessed receivable or a 180-day receivable, the amount added to the note value with respect to such receivable will be the estimated realizable value of such receivable, as determined by the servicer in accordance with its normal servicing procedures; and

●	for any liquidated receivable, there shall be deemed to be no scheduled payments due on the receivable.

A “180-day receivable” with respect to any collection period will be any receivable as to which a scheduled payment is 180 days or more delinquent by the last day of the collection period and which has not become a liquidated receivable or a repossessed receivable; provided that a receivable shall cease to be a 180-day receivable if the servicer subsequently receives payment in full of each scheduled payment that was previously 180 days or more delinquent.

A monthly payment is considered delinquent in accordance with the servicer’s normal procedures. A contract is considered delinquent if the obligor paid less than (i) 95% of the scheduled payment on an agricultural contract by the due date or (ii) 90% of the scheduled payment on a construction, turf or forestry contract by the due date. The servicer’s procedures may change subject to the sale and servicing agreement.

A “repossessed receivable” with respect to any collection period will be any receivable as to which the financed equipment securing the defaulted receivable has been repossessed by the last day of the collection period.

[The effective yield is [•]%, which is the weighted average APR of the receivables as of the cut-off date adjusted to reflect a monthly yield.]

[The “class B note monthly principal distributable amount” for any payment date will be the sum of (a) the class B adjusted principal distributable amount and (b) the class B principal carryover shortfall; provided that on the final payment date of the class B notes, the class B note monthly principal distributable amount shall equal the outstanding principal amount of the class B notes.]

[The “class B adjusted principal distributable amount” for any payment date will be an amount equal to the excess, if any, of (i) the outstanding principal amount of the class B notes (before giving effect to payments on that payment date) less any class B principal carryover shortfall over (ii) the class B percentage of the outstanding note value as of the end of the related collection period; provided that on any payment date on which the outstanding principal amount of the class A-1 notes is greater than zero before giving effect to any payments on such payment date, the class B adjusted principal distributable amount will not be greater than the greater of (x) zero and (y) the principal distributable amount minus such outstanding principal amount of the class A-1 notes; provided further that until the aggregate principal amount of the class A notes has been reduced to zero, the class B adjusted principal distributable amount shall not exceed the amount necessary to reduce the outstanding principal balance of the class B notes to the class B floor.]

[The “class B principal carryover shortfall” for any payment date will be the excess of (a) the class B note monthly principal distributable amount for the preceding payment date over (b) the amount of principal actually paid to the class B noteholders on such preceding payment date.]

[The “reallocated class B note monthly principal distributable amount” for any payment date will be the sum of (a) the adjusted reallocated class B principal distributable amount and (b) the reallocated class B principal carryover shortfall.]

[The “adjusted reallocated class B principal distributable amount” for any payment date will be the amount, if any, by which the class B adjusted principal distributable amount is reduced from the level that would have otherwise applied on such payment date as a result of the requirement that the outstanding principal balance of the class B notes not be reduced below the class B floor so long as any class A notes remain outstanding.]

[The “reallocated class B principal carryover shortfall” for any payment date will be the excess of (a) the reallocated class B note monthly principal distributable amount for the preceding payment date over (b) the amount of principal actually paid to the class A noteholders in respect of the reallocated class B note monthly principal distributable amount on such preceding payment date.]

[The “class B floor” for any payment date will be equal to the excess of (a) [3.50%] of the initial note value over (b) the amount on deposit in the reserve account on that payment date before giving effect to any withdrawals or deposits to be made on that payment date. In no event will the class B floor be either (x) greater than the outstanding principal balance of the class B notes immediately prior to such payment date or (y) less than zero.]

[The “class B percentage” with respect to any payment date will be the quotient (expressed as a percentage) of (i) the initial principal amount of the class B notes divided by (ii) the sum of the initial principal amount of the class A-2[A] notes[, the class A-2B notes], the class A-3 notes, the class A-4 notes and the class B notes.]

The “certificate monthly principal distributable amount” for any payment date will be (a) zero on any payment date on which the outstanding principal amount of the notes has not been reduced to zero after taking into account distributions on such payment date and (b) on each payment date on and after the payment date on which the outstanding principal amount of the notes is reduced to zero, an amount equal to the principal distributable amount minus the principal payment, if any, on the notes on such payment date.

The “initial note value” is $[•].

Following an event of default and acceleration of the notes, payments (including payments funded from proceeds from the sale of the receivables in connection with an event of default as described in this prospectus under the heading “Description of the Notes—The Indenture—Events of Default; Rights upon Event of Default”) will be made, after payment of fees, ratably to the noteholders first based on the amount of interest due on each note (in the case of payments of interest) and then based on the outstanding principal balance (in the case of payments of principal) until the principal balance of all of the notes is reduced to zero.

Fee and Expense Table

Fees and Expenses Payable Out of Cash Flows(1)

Fee or Expense	Amount of Fee or Expense(2)	Party Receiving Fee or Expense Amount	General Purpose of Fee or Expense	Source of Funds to Pay Fee or Expense(3)	Distribution Priority(4)
Servicing fee	An amount equal to [•]% per annum of the pool balance as of the first day of the collection period[; provided that in the case of the first payment date, the servicing fee will be an amount equal to the sum of (a) 1.00% per annum of the pool balance as of the cut-off date (for the [•] collection period) and (b) 1.00% per annum of the pool balance as of , 20XX (for the [•] collection period).]	Servicer	Provide for a servicer as required	—	Priority level [8; provided that if JDCC or an affiliate is not the servicer, the servicing fee will be paid prior to any other application of funds in the collection account]

Administration fee	$100 per month.	Administrator	Provide for trust administrator	—	Priority level [1]

Servicer’s liquidation expenses	These expenses will fluctuate from time to time depending on the related expenses actually incurred and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Servicer	To cover expenses incurred by the servicer in the process of converting financed equipment into cash proceeds	From amounts received with respect to liquidated receivables	Out of collections prior to deposit into collection account

Fee or Expense	Amount of Fee or Expense(2)	Party Receiving Fee or Expense Amount	General Purpose of Fee or Expense	Source of Funds to Pay Fee or Expense(3)	Distribution Priority(4)

Asset Representations Reviewer fees and expenses

Asset representations reviewer

fee: $[•] per [annum][month]. Asset representations reviewer review fee: $[•] per review completed.

Asset representations reviewer expenses: these expenses will fluctuate from time to time depending on the related expenses actually incurred [but will not exceed $[            ]], and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.

		Asset representations reviewer	To cover fees expenses to retain the asset representations reviewer and to conduct an asset representations review	[The sponsor is obligated to pay the asset representations reviewer fee and the trust is obligated to pay the asset representations reviewer review fees][The trust is obligated to pay these amounts]	Priority level [2]] Priority level [10] (to the extent not paid by the [sponsor]]

Owner trustee fees and expenses	Owner trustee fee: $[•] per annum.(5) Owner trustee expenses: these expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Owner trustee	To cover expenses of owner trustee	The depositor is obligated to pay these amounts	Priority level [10] (to the extent not paid by the depositor)

Fee or Expense	Amount of Fee or Expense(2)	Party Receiving Fee or Expense Amount	General Purpose of Fee or Expense	Source of Funds to Pay Fee or Expense(3)	Distribution Priority(4)

Indenture trustee fees and expenses	Indenture trustee fee: $[•] per annum.(6) Indenture trustee expenses: these expenses will fluctuate from time to time depending on the related expenses actually incurred, and noteholders will not be notified of (or asked to approve) the increase or decrease in each expense from time to time, other than to the extent such information is disclosed in the monthly report.	Indenture trustee	To cover expenses of indenture trustee	The trust will, or will cause the servicer to, pay these amounts	Priority level [9] (to the extent not paid by the servicer)

(1)	The amount, priority and other terms of these fees and expenses may be changed by amendment to the related transaction agreements, as described in “Description of the Transfer and Servicing Agreements—Amendment” and “Description of the Notes—The Indenture” in this prospectus.
(2)	Unless otherwise provided in this chart, payments will be made with respect to these fees and expenses as provided under “Description of the Transfer and Servicing Agreements—Distributions—Priority of Payments”; provided, however, that the owner trustee fee [and] indenture trustee fees and expenses [and asset representations reviewer fees and expenses] will be paid to such party as that party agrees with the depositor, in the case of the owner trustee fee, or with the trust or the servicer, in the case of the indenture trustee fee [or with the sponsor, in the case of the asset representations reviewer fees].
(3)	If different from other fees or expenses that are to be paid from the pre-event of default waterfall under “Description of the Transfer and Servicing Agreements—Distributions—Priority of Payments” or if such fees or expenses are to be paid from a specified portion of cash flows.
(4)	The distribution priority in this table is for distributions prior to an event of default and the references are to numbered items in the waterfall of payments and deposits prior to each payment date as set forth under “Description of the Transfer and Servicing Agreements—Distributions—Priority of Payments” in this prospectus.
(5)	The depositor will reimburse the owner trustee at closing for certain expenses incurred by the owner trustee in connection with the preparation of documents relating to the transaction, including certain legal fees.
(6)	The servicer will reimburse the indenture trustee at closing for certain expenses incurred by the indenture trustee in connection with the preparation of the documents relating to the transaction, including certain legal fees.

Credit and Cash Flow Enhancement

The presence of a reserve account and other forms of credit enhancement for the benefit of any class of the notes is intended to enhance the likelihood of receipt by the noteholders of that class of the full amount of principal and interest due thereon and to decrease the likelihood that such securityholders will experience losses. To the extent specified in this prospectus, the credit enhancement for a class of the notes will not provide protection against all risks of loss and will not guarantee repayment of the entire principal balance and interest thereon. If losses on a class occur that exceed the amount covered by any credit enhancement or that are not covered by any credit enhancement, securityholders of that class will bear their allocable share of deficiencies.

[The depositor may replace the credit enhancement for any class of notes with another form of credit enhancement without the consent of the noteholders, provided that each hired NRSRO either confirms in writing that substitution will not result in the reduction or withdrawal of the rating of that class of notes or any other class of notes or has received 10 business days’ notice of such reduction or modification.]

The amounts and types of credit enhancement arrangements and the provider thereof with respect to the notes will be in the form of the following:

[Subordination of the Class B Notes. The class B notes will serve as credit enhancement for all of the class A notes because no interest will be paid on the class B notes on any payment date until all of the interest due on the class A notes on such payment date has been paid. In addition, no principal will be paid on the class B notes on any payment date until the principal payable on the class A notes on such payment date (other than any reallocated class B note monthly principal distributable amount) has been paid. Lastly, if the outstanding principal balance of the class B notes is reduced to a specified floor, so long as any class A notes remain outstanding, the principal that would otherwise be payable on the class B notes will be reallocated to pay principal on the class A notes. For more information see “Summary of Terms—Credit Enhancement—Subordination of the Class B Notes.”]

[The Interest Rate Hedge Agreement[s]. [The trust will enter into [an] interest rate swap agreement[s] or similar interest rate hedging agreement[s], such as [an] interest rate cap agreement[s], with [a] [one or more] counterpart[y][ies] to hedge its floating rate interest obligations on the class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [class B] notes. The notional amount of such interest rate hedge agreement[s] will be equal to, or greater than, the outstanding principal amount of the class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [class B] notes, as applicable. For a more detailed description of the initial interest rate hedge counterpart[y][ies] and the interest rate hedge agreement[s], see “The Interest Rate Hedge Agreement[s]—The Initial Interest Rate Hedge Counterpart[y][ies],” “The Interest Rate Hedge Agreement[s].” and “Summary of Terms—Credit Enhancement—Interest Rate Hedge Agreement[s].]

[Overcollateralization. Overcollateralization is the amount by which the pool balance of all receivables held by the trust[, discounted by the discount rate,] exceeds the aggregate principal amount of the notes issued by the trust. See “Summary of Terms—Credit Enhancement—Overcollateralization” in this prospectus. This excess creates credit enhancement by allowing for some amount of losses on the receivables before a shortfall in funds available to make payments on the notes would occur. As of the closing date, the initial adjusted pool balance will exceed the initial aggregate principal amount of the notes by approximately [•]%, which is $[•]. For more information see “Summary of Terms—Credit Enhancement—Overcollateralization”.]

[Guaranteed Investment Contract[s]. The trust will enter into a guaranteed investment contract to serve as an additional source of funds to pay [principal of][interest on] the [class [•]] notes.] [Additional information to be provided as material.] For more information, see “Summary of Terms—Credit Enhancement—Guaranteed Investment Contract[s]” in this prospectus.

[[Credit][Liquidity] Facility. The issuing entity has entered into supplemental [credit enhancement agreements][liquidity agreements] for the class [•] notes as a source of funds to pay [principal of][interest on] such class of notes. For more information, see “Summary—Credit Enhancement—[Credit][Liquidity] Facility”].

[To include name, organizational form and general character of the business of any supplemental credit enhancement or liquidity provider to the extent required. Describe the operation and material terms of any supplemental credit enhancement or liquidity agreement, including amount and timing of payments. Describe material provisions regarding the substitution of the supplemental credit enhancement or liquidity provider.] [Disclose other information regarding the supplemental credit enhancement provider as required, including, but not limited to, a description of any material affiliations or business agreements/arrangements with any other material transaction party.]

[Surety Bond[s]. A surety bond or insurance policy may serve as an additional source of funds to pay [principal of or interest] on the class [•] notes [and the certificates]. For more information, see “Summary of Terms—Credit Enhancement—Surety Bond” in this prospectus.]

[To include name, organizational form and general character of the business of any supplemental credit enhancement or liquidity provider to the extent required. Describe the operation and material terms of any supplemental credit enhancement or liquidity agreement, including amount and timing of payments. Describe material provisions regarding the substitution of the supplemental credit enhancement or liquidity provider.] [Disclose other information regarding the supplemental credit enhancement provider as required, including, but not limited to, a description of any material affiliations or business agreements/arrangements with any other material transaction party.]

[Letter[s] of Credit. The [indenture trustee][owner trustee] will establish a letter of credit to provide additional funds that can be applied to make payments on the class [•] notes.] [Insert description of cash advances, deposits or letters of credit]. For more information see “Summary of Terms—Credit Enhancement—Letters of Credit.”]

[To include name, organizational form and general character of the business of any supplemental credit enhancement or liquidity provider to the extent required. Describe the operation and material terms of any supplemental credit enhancement or liquidity agreement, including amount and timing of payments. Describe material provisions regarding the substitution of the supplemental credit enhancement or liquidity provider.] [Disclose other information regarding the supplemental credit enhancement provider as required, including, but not limited to, a description of any material affiliations or business agreements/arrangements with any other material transaction party.]

[Excess Spread. For a payment date, excess spread is equal to [•]. Any excess spread will be applied on each payment date, as a component of available funds, to make principal payments on the class [•] notes until paid in full and then to make principal payments on the most senior class of notes to the extent necessary to reach the targeted overcollateralization amount.

In general, having excess spread available to pay principal on the notes provides a source of funds to absorb losses on the receivables. To the extent the amount of excess spread used to pay principal exceeds the amount of any losses, it causes the principal of the notes to be paid more rapidly than the principal of the receivables, which increases the overcollateralization. For more information, see “Summary of Terms—Credit Enhancement—Excess Spread” in this prospectus.]

Reserve Account and Certificates. The protection against losses on the receivables afforded to the noteholders will be effected both by the subordination of the certificates and by the establishment of the reserve account. The certificateholder will not receive any distributions on any payment date until all amounts payable on which the notes have been paid in full. [The class A noteholders also have the benefit of the subordination of the class B notes as described in this prospectus.]

[The reserve account will be created with the initial deposit by the depositor on the closing date of $[•] (equal to [•]% of the initial note value), and will be augmented on each payment date by deposit therein of the amount specified in the [•] bullet point under “—Distributions—Deposits to the Distribution Accounts” above.]

The “specified reserve account balance” for the reserve account on any payment date means the lesser of (a) [•]% of the initial note value (or $[•]) and (b) the outstanding principal amount of the notes immediately preceding such payment date less the note monthly principal distributable amount to be deposited in the note distribution account on such payment date. However, if the specified reserve reduction trigger is met on the payment date in [•],[•] or [•], the percentage in clause (a) will be reduced to [•]% on such payment date and shall remain at such percentage for each payment date thereafter.

Upon payment of all of the interest and principal due on the notes, the specified reserve account balance shall be zero. On each payment date, amounts on deposit in the reserve account will be released to the depositor to the extent that the amount on deposit in the reserve account exceeds the specified reserve account balance.

[The “specified reserve reduction trigger” for the payment date in [•], [•] or [•] will be met if the average delinquency ratio test and the cumulative net loss ratio test for such payment date are met.]

[The “average delinquency ratio test” for the payment date occurring in a month specified below will be met if the average delinquency ratio for such payment date is less than the percentage specified opposite such payment date:

Payment Date	Percentage
[•]	[•]
[•]	[•]
[•]	[•]]

[The “average delinquency ratio” on any payment date will be the average of the delinquency ratios for the preceding three collection periods. The “delinquency ratio” for any collection period means the ratio, expressed as a percentage, of (a) the payoff amount of receivables 60 days or more delinquent (other than purchased receivables and liquidated receivables) as of the end of such collection period, determined in accordance with the servicer’s normal practices, to (b) the pool balance as of the last day of such collection period.]

[The “cumulative net loss ratio test” for the payment date occurring in a month specified below will be met if the cumulative net loss ratio for such payment date is less than the percentage specified opposite such payment date:

Payment Date	Percentage
[•]	[•]
[•]	[•]
[•]	[•]]

[The “cumulative net loss ratio” on any payment date will be the ratio, expressed as a percentage, of (a) the aggregate realized losses on the receivables since the cut-off date through the last day of the related collection period, to (b) the initial pool balance as of the cut-off date.]

[The “realized losses” for any collection period will be the sum of (a) for each receivable that became a liquidated receivable during such collection period, the difference between (i) and (ii) where (i) is the principal balance plus accrued and unpaid interest on such receivable less the write down amount for such receivable (if such receivable was a 180-day receivable or repossessed receivable at the time of liquidation), if any, and (ii) is the liquidation proceeds received with respect to such receivable during such collection period, (b) with respect to any receivable that became a 180-day receivable or a repossessed receivable during such collection period, the write down amount, if any, for that receivable and (c) with respect to each other 180-day receivable or repossessed receivable, the amount of the adjustment, if any, to the write down amount for such receivable for the related collection period.]

[The “specified reserve account balance” with respect to any payment date means [•]% of the initial note value provided that the specified reserve account balance shall not exceed the outstanding principal amount of the class A notes immediately preceding such payment date less the principal distribution amount to be deposited in the note distribution account on such payment date, and upon payment of all of the interest and principal due on the notes, the specified reserve account balance shall be zero.]

Amounts held from time to time in the reserve account will continue to be held for the benefit of noteholders [and the interest rate hedge counterpart[y][ies]]. Funds will be withdrawn from cash in the reserve account to the extent that the total distribution amount (after the payment of [the servicing fee and] the administration fee, the asset representations reviewer review fee and, if JDCC or an affiliate of JDCC is not the servicer, the servicing fee) with respect to any collection period is less than the amount of principal and interest payable on the notes [and Net Hedge Payments] on the related payment date and will be [paid to the [interest rate hedge counterpart[y][ies]] and] deposited in the note distribution account.

The specified reserve account balance may be reduced, or the definition otherwise modified, without the consent of the noteholders; provided that each hired NRSRO either confirms in writing that such reduction or modification will not result in a reduction or withdrawal of the then current rating of any class of the notes or has received 10 business days’ notice of such reduction or modification, and the owner trustee receives an opinion of counsel that confirms in writing that the reduction or modification will not change the federal income tax classification of the notes as indebtedness.

The subordination of the certificates and the availability of funds in the reserve account are intended to enhance the likelihood of receipt by noteholders of the full amount of principal and interest due to them and to decrease the likelihood that the noteholders will experience losses. However, in certain circumstances, the reserve account could be depleted and losses on the receivables could exceed the aggregate principal balance of the certificates.

No Advances

The servicer will not make any advances of delinquent payments on the receivables.

Servicing Procedures

The servicer will make, or cause the sub-servicer to make, reasonable efforts to collect all payments due with respect to the receivables held by any trust and, in a manner consistent with the sale and servicing agreement, will continue, or cause the sub-servicer to continue, the same collection procedures as the sub-servicer follows with respect to the particular type of receivable in the particular pool it services for itself and others. Consistent with its normal procedures, the sub-servicer may, in its discretion and on a case-by-case basis, arrange with the obligor on a receivable to extend or modify the payment schedule. If the servicer extends the payment schedule beyond the final scheduled maturity date for a receivable, the servicer will purchase that receivable for the purchase amount. The servicer may sell the financed equipment securing the respective receivable at a public or private sale, or take any other action permitted by applicable law. See “Certain Legal Aspects of the Receivables.” [To describe provisions on the ability to effect asset modifications, including how a modification could affect cash flows, as required by Regulation AB].

Payments on Receivables

With respect to the trust, the sub-servicer will deposit all payments on the related receivables and all proceeds of the receivables collected during each collection period specified in this prospectus (each, a “collection period”) into the related collection account; provided, however, that, when a receivable becomes a liquidated receivable, that receivable will be reassigned to the depositor, and any proceeds after that date (deficiency proceeds) would not be proceeds of receivables in the trust. “Liquidated receivables” means defaulted receivables in respect of which the financed equipment has been sold or otherwise disposed of.

Except under certain conditions described in this prospectus, the sub-servicer will be required to deposit all of these amounts into the related collection account within two business days of receipt. If certain rating agency conditions are satisfied, the deposit of collections for a fiscal month will be made within one business day prior to the 15th day of the calendar month following that fiscal month (or, if that fiscal month ends in the early part of a calendar month, the 15th day of the calendar month). Pending deposit into the related collection account, collections may be invested by the servicer at its own risk and for its own benefit, and will not be segregated from funds of the servicer.

Net Deposits

As an administrative convenience, the servicer is required to remit collections within two business days of their receipt, and the sub-servicer will make the deposit of collections and purchase amounts for any trust for or with respect to the related collection period net of distributions to be made to the servicer or the sub-servicer with respect to the collection period. The sub-servicer, however, will account to the indenture trustee, the owner trustee, the noteholders and the certificateholders with respect to the trust as if all deposits, distributions and transfers were made individually.

Statements to Indenture Trustee and Trust

Prior to each payment date with respect to the notes, the servicer will, or will cause the sub-servicer to, provide to the indenture trustee and the owner trustee as of the close of business on the last day of the related collection period a statement setting forth substantially the same information as is required to be provided in the periodic reports provided to noteholders described under “Description of the Notes—Reports to Noteholders.”

Evidence as to Compliance

The sale and servicing agreement will provide that a firm of independent public accountants will furnish to the trust and the indenture trustee annually a statement as to compliance by the servicer and the sub-servicer during the preceding 12 months ended October 31 (or, in the case of the first certificate, the period from the applicable closing date) with certain standards relating to the servicing of the receivables, the servicer’s accounting records with respect thereto and certain other matters.

JDCC, in its capacity as servicer, will provide, as an exhibit to each report on Form 10-K for the trust, a report on an assessment of compliance with applicable servicing criteria. Such report shall contain:

●	a statement of JDCC’s responsibility for assessing compliance with the servicing criteria applicable to it;

●	a statement that JDCC used the required criteria to assess compliance with the applicable servicing criteria;

●	JDCC’s assessment of compliance with the applicable servicing criteria as of and for the period ending the end of the fiscal year covered by the Form 10-K report; and

●	a statement that a registered public accounting firm has issued an attestation report on JDCC’s assessment of compliance with the applicable servicing criteria as of and for the period ending the end of the fiscal year covered by the Form 10-K. JDCC, in its capacity as servicer, will also cause such attestation report to be filed as an exhibit to each report on Form 10-K for the trust.

JDCC, in its capacity as servicer, will also provide, as an exhibit to each report on Form 10-K for the trust, a statement of compliance, signed by an officer of JDCC, to the effect that:

●	a review of JDCC’s (and, if applicable, the sub-servicer’s) activities during the reporting period and of its performance under the sale and servicing agreement has been made under such officer’s supervision; and

●	to the best of such officer’s knowledge, based on such review, JDCC (and, if applicable, the sub-servicer) has fulfilled all of its obligations under the sale and servicing agreement in all material respects throughout the reporting period or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status thereof.

The servicer will also agree to give the indenture trustee and the owner trustee notice of certain servicer defaults under the sale and servicing agreement.

Copies of these statements and certificates may also be obtained by securityholders by a request in writing addressed to the indenture trustee or the owner trustee.

Certain Matters Regarding the Servicer

The sale and servicing agreement will provide that JDCC may not resign from its obligations and duties as servicer thereunder, except upon determination that JDCC’s performance of its duties is no longer permissible under applicable law. No resignation will become effective until the indenture trustee or a successor servicer has assumed JDCC’s servicing obligations and duties under the sale and servicing agreement.

The sale and servicing agreement will further provide that none of the servicer, the sub-servicer, or any of their respective directors, officers, employees or agents will be under any liability to the trust, the related noteholders or the related certificateholders for taking any action or for refraining from taking any action under the sale and servicing agreement, or for errors in judgment; provided, however, that none of the servicer, the sub-servicer or any such person will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties thereunder. In addition, the sale and servicing agreement will provide that neither the servicer nor the sub-servicer is under any obligation to appear in, prosecute or defend any legal action that is not incidental to its servicing responsibilities under the sale and servicing agreement and that, in its opinion, may cause it to incur any expense or liability.

Under the circumstances specified in each sale and servicing agreement, any of the following entities that assumes the obligations of the servicer will be the successor of the servicer under the sale and servicing agreement:

●	any entity into which the servicer may be merged or consolidated;

●	any entity resulting from any merger or consolidation to which the servicer is a party;

●	any entity succeeding to the business of the servicer; or

●	any corporation 50% or more of the voting stock of which is owned, directly or indirectly, by Deere.

Servicer Default

“Servicer default” under the sale and servicing agreement will consist of any of the following:

●	any failure by the servicer to deliver, or to cause the sub-servicer to deliver, to the indenture trustee for deposit in any of the trust accounts or the certificate distribution account any required payment, or to direct the indenture trustee to make any required distributions therefrom, which failure continues unremedied for three business days after written notice from the indenture trustee or the owner trustee is received by the servicer or after discovery by the servicer;

●	any failure by the servicer, the sub-servicer or the depositor, as the case may be, to duly observe or perform in any material respect any other covenant or agreement in the sale and servicing agreement, which failure materially and adversely affects the rights of the related noteholders or certificateholders and which continues unremedied for sixty days after the giving of written notice of such failure to the servicer or the depositor, as the case may be, by the indenture trustee or the owner trustee or to the servicer or the depositor, as the case may be, and to the indenture trustee and the owner trustee by holders of the related notes evidencing not less than 25% in principal amount of the outstanding notes (or of one or more particular classes of such notes, if specified in this prospectus); and

●	certain events (referred to as “insolvency events”) of insolvency, readjustment of debt, marshaling of assets and liabilities, or similar proceedings with respect to the servicer and certain actions by the servicer indicating its insolvency, reorganization pursuant to bankruptcy proceedings or inability to pay its obligations.

Rights upon Servicer Default

As long as a servicer default under the sale and servicing agreement remains unremedied, the indenture trustee or noteholders evidencing not less than 25% in principal amount of the then outstanding notes may terminate all the rights and obligations of the servicer under the sale and servicing agreement, whereupon a successor servicer appointed by the indenture trustee or the indenture trustee will succeed to all the responsibilities, duties and liabilities of the servicer under that sale and servicing agreement and will be entitled to similar compensation arrangements. If, however, a bankruptcy trustee or similar official has been appointed for the servicer, and no servicer default other than this appointment has occurred, the bankruptcy trustee or official may have the power to prevent the indenture trustee or those noteholders from effecting a transfer of servicing.

In the event that the indenture trustee is unwilling or unable to so act under one or more indentures, it may appoint, or petition a court of competent jurisdiction for the appointment of, a successor with a net worth of at least $50,000,000 and whose regular business includes the servicing of a similar type of receivables. The indenture trustee may make arrangements for compensation to be paid to the successor servicer, which in no event may be greater than the servicing compensation payable to the servicer under the sale and servicing agreement.

Waiver of Past Defaults

The holders of notes evidencing at least a majority in principal amount of the then outstanding notes (or the holders of certificates evidencing not less than a majority of the outstanding certificate balance of the notes, in the case of any default that does not adversely affect the indenture trustee or such noteholders) may, on behalf of all of the noteholders and certificateholders, waive any default by the servicer in the performance of its obligations under the sale and servicing agreement and its consequences, except a default in making, or causing the sub-servicer to make, any required deposits to or payments from any of the trust accounts in accordance with the sale and servicing agreement. No waiver will impair the noteholders’ or the certificateholders’ rights with respect to subsequent defaults.

Amendment

The transfer and servicing agreements may be amended by the parties thereto, without the consent of the related noteholders or certificateholders, for the purposes of:

●	adding any provisions to or changing in any manner or eliminating any of the provisions of that transfer and servicing agreement; and

●	modifying in any manner the rights of the related noteholders or certificateholders;

provided that this action will not materially and adversely affect the interests of any related noteholder or certificateholder; provided that 10 days’ (or 10 business days’, if set forth in the applicable agreement) prior written notice of any such amendment be given to each hired NRSRO and, if a hired NRSRO notifies the owner trustee that such amendment will result in a downgrading or withdrawal of the then current rating of any class of the related notes, such amendment shall become effective with the consent of the holders of notes evidencing not less than a majority of the outstanding amount of the related notes and the consent of the related certificateholders.

The transfer and servicing agreements may also be amended by the depositor, the servicer, the owner trustee and the indenture trustee with the consent of at least a majority in principal amount of then outstanding notes and of at least a majority of the related certificate balance for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the transfer and servicing agreements or of modifying in any manner the rights of the noteholders or certificateholders; provided, however, that no amendment may:

●	increase or reduce in any manner the amount of, or accelerate or delay the timing of, collections of payments on the related receivables or distributions that are required to be made for the benefit of the noteholders or the certificateholders; or

●	reduce the aforesaid percentage of the notes and certificates that are required to consent to the amendment, without the consent of the holders of all the outstanding notes and certificates.

The trust agreement will provide that its owner trustee does not have the power to commence a voluntary proceeding in bankruptcy with respect to the trust without the unanimous prior approval of all certificateholders, including the depositor if applicable, of the trust and the delivery to the owner trustee by each certificateholder of a certificate certifying that the certificateholder reasonably believes that the trust is insolvent.

Payment of Notes

Upon the payment in full of all outstanding notes and the satisfaction and discharge of the indenture, the owner trustee will succeed to all the rights of the indenture trustee, and the certificateholders will succeed to all the rights of the noteholders, under the sale and servicing agreement, except as otherwise provided therein.

Termination

The obligations of the servicer, the sub-servicer, the depositor, the owner trustee and the indenture trustee under the transfer and servicing agreements will terminate upon the earlier to occur of:

●	the maturity or other liquidation of the last receivable and the disposition of any amounts received upon liquidation of the remaining receivables; and

●	the payment to noteholders and certificateholders of all amounts required to be paid to them under the transfer and servicing agreements.

The servicer may be permitted at its option to purchase from a trust, as of the end of any collection period immediately preceding a payment date, if the aggregate principal amount of the related receivables is less than a specified percentage of the initial pool balance in respect of the trust, all of the remaining receivables at a price equal to the aggregate of the purchase amounts thereof as of the end of that collection period. The notes and the certificates will be redeemed following this purchase.

The indenture trustee will, within ten days following a payment date as of which the pool balance is equal to or less than the percentage of the initial pool balance, solicit bids for the purchase of the receivables remaining in the trust, in the manner and subject to the terms and conditions set forth in this prospectus. If the indenture trustee receives satisfactory bids as described in this prospectus, then the receivables remaining in the trust will be sold to the highest bidder. As more fully described in this prospectus, any outstanding notes will be redeemed concurrently with this sale.

The subsequent distribution to the related certificateholders of all amounts required to be distributed to them under their trust agreement may affect the prepayment of the certificates.

Administration Agreement

JDCC, in its capacity as administrator, will enter into an agreement (the “administration agreement”) with the trust and the indenture trustee under which the administrator will agree, to the extent provided in the administration agreement, to provide the notices and to perform other administrative obligations required by the indenture. As compensation for the performance of the administrator’s obligations under the administration agreement and as reimbursement for its expenses related thereto, the administrator will be entitled to an administration fee in an amount equal to $100 per month.

[THE INTEREST RATE HEDGE AGREEMENT[S]]

[The Interest Rate Hedge Agreement[s]]

[On the closing date, the trust will enter into [an] interest rate swap agreement[s] or similar interest rate hedging agreement, such as [an] interest rate cap agreement[s], with [one or more] counterpart[y][ies]] to hedge its floating rate interest obligations on the class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [B] notes. The interest rate hedge or similar hedging agreement[s] will have notional amounts for each interest period equal to the aggregate principal amount of the class [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [B] notes[, as applicable,] on the payment date on which such interest period begins (after giving effect to all payments of principal on such date), or, in the case of the first payment date, the closing date. On each payment date, the [related] interest rate hedge counterparty will pay any Net Hedge Receipts to the trust, and/or the trust will pay any Net Hedge Payments to the [related] interest rate hedge counterparty. The obligation of [the] [each] interest rate hedge counterparty is limited to the specific obligations of [the] [that] counterparty’s interest rate hedge agreement[s] with the trust. [There is no obligation on the part of an interest rate hedge counterparty with respect to the obligations of any other interest rate hedge counterparty.]

[The amount payable under [an] interest rate hedge agreement[s] will be calculated as follows:]

[For any payment date after the first payment date:]

[(a) the product of: (1) the actual number of days from and including the immediately preceding payment date on which the related interest period begins to but excluding that payment date, divided by 360, (2) [LIBOR][•] determined as of the related [LIBOR][•] Determination Date, and (3) the applicable notional amount; minus]

[(b) the product of: (1) 1/12, (2) the [class] [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [B] notes stated fixed interest rate[, as applicable,] and (3) the applicable notional amount.]

[For the first payment date:]

[(a) the product of: (x) the actual number of days from and including the closing date to but excluding such payment date, divided by 360, (y) [•][LIBOR] determined as of the related LIBOR[•] Determination Date, and (z) the applicable notional amount; minus]

[(b) the product of: (x) the number of days from and including the closing date to but excluding such payment date (assuming 30 day months), divided by 360, (y) the [class] [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [B] notes stated fixed interest rate[, as applicable,] and (z) the applicable notional amount].

[The [class] [A-1] [A-2[A]] [A-2B] [A-3] [A-4] [B] notes stated fixed interest rate[s] [is] [are] [•]% [and [•]%, respectively].]

[If the result of either of the above calculations is positive, it will be referred to in this prospectus as a “Net Hedge Receipt.” If the result is negative, the absolute value of that number will be referred to in this prospectus as a “Net Hedge Payment.”]

[In the case of [an] interest rate cap agreement, the trust will be obligated to make an initial payment to the counterparty in a specified amount of $[            ]. The trust will have no further payment obligations to the counterparty thereafter.

An amount will be payable by the counterparty under an interest rate cap agreement for any payment date if [LIBOR][•] determined as of the related [LIBOR][•] Determination Date exceeds the specified cap rate, which will be [•]%. If [LIBOR][•] determined as of the related [LIBOR][•] Determination Date is less than the cap rate, no payment will be made on that payment date. The amount payable will be calculated as follows:

the product of: (1) the actual number of days from and including the immediately preceding payment date on which the related interest period begins (or, in the case of the first payment date, the closing date) to but excluding that payment date, divided by 360, (2) the excess, if any, of [LIBOR][•] determined as of the related [LIBOR][•] Determination Date over the cap rate, and (3) the applicable notional amount. Any amount payable by the counterparty under the interest cap is referred to as a “Net Hedge Receipt”.]

Credit Review and Acceptance

Any payment received by the trust in respect of Net Hedge Receipts will be deposited into the note distribution account and will be available to make distributions on the notes on the payment date on which it was received. [Any payment that the trust is required to make to [an] [the] interest rate hedge counterpart[y][ies] in respect of Net Hedge Payments will be made from the note distribution account (including amounts from the reserve account).]

[An] [The] interest rate hedge counterpart[y][ies] will have the right to assign its rights and obligations under the [applicable] interest rate hedge agreement to a replacement counterparty subject to the written confirmation by each hired NRSRO that such assignment will not impair its rating of the [related] notes.

Upon the occurrence of any event of default specified in [an] [the] interest rate hedge agreement, the non-defaulting party may elect to terminate such interest rate hedge agreement. These events include failure to make payments due under [an] [the] interest rate hedge agreement and the occurrence of certain bankruptcy and insolvency events.

[An] [the] interest rate hedge agreement may also be terminated upon the occurrence of a termination event other than an event of default. These termination events include (1) illegality, (2) an acceleration of the Notes resulting from an event of default under the indenture, (3) the liquidation of the trust’s assets by the indenture trustee, (4) the making of an amendment or supplement to the indenture or any of certain other transaction documents that affects such interest rate hedge agreement without the consent of the interest rate hedge counterparty, which consent will not be unreasonably withheld, and (5) certain tax consequences arising from (a) administrative or judicial procedures, (b) changes in tax law or (c) certain mergers and asset transfers.

[In the event [an] [the] interest rate hedge is terminated due to an event of default or a termination event, a termination payment may be due [(1) to the interest rate hedge counterparty by the trust out of funds pro rata with payments of interest on the Class A Notes as described above in “Description of the Transfer and Servicing Agreements—Distributions” or (2)] to the trust by the interest rate hedge counterparty. [An amount would not be payable to the hedge counterparty in the case of termination of an interest rate cap.] The amount of any such termination payment may be based on the actual costs or market quotations of the costs of entering into [a] similar hedge transaction[s] or such other method as may be required under [an] [the] interest hedge, in each case in accordance with the procedures set forth in [the] [such] interest rate hedge agreement. Any such termination payment could, if market rates or other conditions have changed materially, be substantial.]

[Within 30 days of the date [an] [the] interest rate hedge counterparty’s long-term and short-term ratings cease to be at the levels required by [the applicable hired NRSRO or hired NRSROs], [the] [such] interest rate hedge counterparty must (a) post collateral, or (b) assign its rights and obligations under [the] [such] interest rate hedge agreement to an eligible substitute interest rate hedge counterparty, in each case, to maintain the ratings of the [notes] [securities]; provided, however, that if [the] [such] interest rate hedge counterparty has not assigned its rights and obligations under such hedge agreement as set forth in clause (b) above, [the] [such] interest rate hedge counterparty will be obligated to post collateral and to continue to use reasonable efforts to find a substitute interest rate hedge counterparty indefinitely, until an appropriate substitute interest rate hedge counterparty is found.]

[If any amendment or supplement to the indenture, sale and servicing agreement or other transaction document would either: (a) adversely affect any of [the] interest rate hedge counterpart[y’s][ies’] rights or obligations under [an] [the] interest rate hedge agreement[s]; or (b) adversely modify the obligations of, or adversely impact the ability of, the trust to fully perform any of the trust’s obligations under [an] [the] interest rate hedge agreement[s], the trust and the indenture trustee shall be required to first obtain the written consent of [such] [the] interest rate hedge counterparties before entering into any such amendment or supplement.]

[The Initial Interest Rate Hedge Counterpart[y][ies]]

[The initial interest rate hedge counterpart[y][ies] to the interest rate swap or similar interest rate hedging agreement[s] will be [an] entit[y][ies] with [a] long-term rating[s] of at least “[•]” by Moody’s and “[•]” by Standard & Poor’s, or such initial interest rate hedge counterpart[y][ies] will have [its] [their] obligations under the [applicable] interest rate hedge agreement[s] guaranteed by an entity with such ratings. [Each of the] [The] initial interest rate hedge counterpart[y][ies] will be identified in the final prospectus.] [[•], a [•], is the initial interest rate hedge counterparty. [•] is a [describe general character of business and any affiliation with any underwriter and other transaction parties]. [Based on a reasonable good faith estimate of maximum probable exposure, the “significance percentage” in respect of the initial interest rate hedge counterparty within the meaning of Item 1115 of Regulation AB of the SEC will be less than 10%]. [Provide the information required by Regulation AB if significance percentage exceeds 10%.]]

[ASSET REPRESENTATIONS REVIEWER

General. [            ] is the asset representations reviewer appointed under the asset representations review agreement. Its principal offices are located at [            ]. [            ] [has served as an asset representations reviewer on over             transactions involving [asset classes to be specified.] [has no prior experience serving as an asset representations reviewer but has performed pre-closing due diligence work [for other asset classes] which required             to assess compliance with eligibility representations.] [Add information with respect to the asset representations reviewer as required by Regulation AB, including its prior experience as asset representations reviewer and the form of organization.]

[            ] is not, and will not be during the term of the transaction, affiliated with the sponsor, the servicer, the depositor, the trust, the indenture trustee, the owner trustee or any of their affiliates. Additionally, [            ] is not affiliated with any party hired by the sponsor or the underwriters to perform pre-closing due diligence services for the transaction.

The fees and expenses of the asset representations reviewer will be paid by the [sponsor][trust]. [To the extent any fees, expenses and indemnification of the asset representations reviewer are not paid by the sponsor, any unpaid fees, expenses and indemnification of the asset representations reviewer will be paid from collections of the trust. Any receivables review performed by the asset representations reviewer after a delinquency trigger is met or exceeded and the noteholders vote to perform the review will be paid by the trust from collections.

[The asset representations reviewer’s liability in connection with any asset representations review is limited solely to the express obligations of the asset representations reviewer set forth in the asset representations review agreement.]

[The asset representations reviewer will not be liable for any action taken or for refraining from the taking of an action in its capacity as asset representations reviewer pursuant to the asset representations review agreement, or for errors in judgment, whether arising from express or implied duties under the asset representations review agreement, except for its own willful malfeasance, bad faith, or gross negligence. The asset representations reviewer will be entitled to be indemnified by the issuing entity for all costs, expenses, losses, damages and liabilities (including reasonable attorneys’ fees) incurred by it in connection with the performance of its duties under the asset representations review agreement, other than any cost, expense, loss, damage or liability resulting from (i) the asset representations reviewer’s willful misconduct, bad faith or negligence or (ii) the asset representations reviewer’s breach of any of its representations or warranties in this asset representations review agreement.]

The asset representations reviewer may only resign in accordance with the terms of the asset representations review agreement. In addition, the administrator may remove the asset representations reviewer for cause if, in the reasonable determination of the administrator, the asset representations reviewer has not or cannot fulfill its duties as set forth in the asset representations reviewer agreement. The asset representations reviewer agreement will provide that any resignation or removal of the asset representations reviewer will become effective only when the successor asset representations reviewer has accepted its appointment. [To the extent expenses incurred in connection with the replacement of the asset representations reviewer are not paid by the asset representations reviewer that is being replaced, the issuing entity will be responsible for the payment of such expenses.] Any resignation, removal, replacement or substitution of the asset representations reviewer, or the appointment of a new asset representations reviewer, will be reported by the administrator in the Form 10-D for the related collection period, together with a description of the circumstances surrounding the change and, if applicable, information regarding the new asset representations reviewer.

CERTAIN LEGAL ASPECTS OF THE RECEIVABLES

Security Interest in Equipment

The retail installment contracts and the loan contracts that compose the receivables constitute personal property security agreements and include grants of security interests in the equipment under the applicable UCC. Perfection of security interests in the equipment is generally governed by the laws of the state in which the debtor is located. The UCC generally defines the location of the debtor as being the state of residence for individual debtors, the location of the business for an organization, unless the organization conducts business in multiple locations, in which case the organization is located at the place of its chief executive office or the place of its organization for a registered organization. However, in the case of any debtor that is a registered organization under the laws of a state, the debtor is located in that state. The UCC generally governs the perfection of these security interests. However, under the laws of certain states and under certain circumstances, perfection of security interests in agricultural, turf, construction or forestry equipment is generally governed by certificate of title registration laws of the state in which that equipment is located.

All of the contracts acquired by JDCC name the applicable John Deere sales company as oblige or assignee and as the secured party. With respect to agricultural, turf, construction and forestry equipment receivables, the sales companies are instructed to take all actions necessary under the laws of the state in which the financed equipment is located to perfect their security interests in the financed equipment, including the filing of financing statements in the appropriate offices and, where applicable, having a notation of its lien recorded on the equipment’s certificate of title.

Obligors are required to declare whether financed turf equipment will be used primarily for commercial purposes. Financing statements are filed and, where applicable, notations of liens are recorded on certificates of title, to perfect the security interests in financed equipment indicated as primarily for commercial use. With respect to turf equipment receivables generated by consumer purchases, the sales companies have a purchase money security interest in the financed equipment. The purchase money security interests in such turf equipment are automatically perfected and have a first priority against other lenders and creditors of the obligor. Except in limited circumstances, no financing statements are filed and no notations of liens are recorded on titles by the sales companies for turf equipment receivables generated by consumer purchases. In the absence of financing statements being filed with respect to turf equipment receivables generated by consumer purchases, a purchaser of such turf equipment from the obligor may take the equipment free of the trust’s security interest if the purchaser, without knowledge of the trust’s security interest, buys the equipment for value and primarily for the buyer’s personal, family or household purposes.

Obligors are not notified of the sale from the sales companies to JDCC. Furthermore, because either the servicer or the sub-servicer continues to service the contracts, the obligors are not notified of the sale from JDCC to the depositor and, in the ordinary course, no action is taken to record the transfer of the security interest from JDCC to the depositor by amendment of the financing statements or, if applicable, the certificates of title for the financed equipment or otherwise. No amendment is required to be filed under the UCC to maintain perfection of JDCC’s interest in the financed equipment. To perfect its interests in the contracts, JDCC takes possession of the contracts.

With respect to the trust, under the related purchase agreement, JDCC will sell and assign its interests in the equipment securing the related receivables to the depositor, and under the sale and servicing agreement, the depositor will assign its interests in the equipment securing the receivables to this trust. However, because of the administrative burden and expense, none of the depositor, the servicer, the sub-servicer or the owner trustee will amend any financing statement or, if applicable, any certificate of title to identify the trust as the new secured party on the financing statement or, if applicable, the certificate of title relating to the equipment. Also, the servicer will continue to hold any certificates of title relating to the equipment in its possession as custodian for the trust under the sale and servicing agreement. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables.”

There are certain limited circumstances under the UCC and applicable federal law in which prior or subsequent transferees of receivables held by a trust could have an interest in those receivables with priority over the trust’s interest. A purchaser of these receivables who gives new value and takes possession of the instruments that evidence the receivables (i.e., the chattel paper) in the ordinary course of his or her business may, under certain circumstances, have priority over the interest of the trust in the receivables. In addition, while JDCC is the servicer, cash collections on the receivables will, under certain circumstances, be commingled with the funds of JDCC and, in the event of the bankruptcy of JDCC, the trust may not have a perfected interest in these collections.

In most states, an assignment such as that under each purchase agreement and each sale and servicing agreement is an effective conveyance of a security interest without amendment of any lien perfected by a UCC financing statement relating to the equipment or, if applicable, noted on an equipment’s certificate of title, and the assignee succeeds thereby to the assignor’s rights as secured party. By not identifying a trust as the secured party on the financing statement or certificate of title, the security interest of that trust in the equipment could be defeated through fraud or negligence. In the absence of error, fraud or forgery by the equipment owner or the servicer or the sub-servicer, or administrative error by state or local agencies, the proper initial filing of the financing statement relating to the agricultural, turf (which includes consumer and commercial equipment), construction and forestry equipment or, if applicable, the notation of the relevant sales company’s lien on the certificates will be sufficient to protect a trust against the rights of subsequent purchasers of the equipment or subsequent lenders who take a security interest in the equipment securing a receivable. Except in limited circumstances, no financing statements are filed and no notations of liens are recorded on titles for turf equipment receivables generated by consumer purchases.

If there is any equipment as to which the original secured party failed to obtain and assign to JDCC a perfected security interest, any security interest of JDCC would be subordinated to, among others, subsequent purchasers of the equipment and holders of perfected security interests. This failure, however, would constitute a breach of the warranties of the servicer under the related purchase agreement and would create an obligation of the servicer to repurchase the related receivables unless the breach is cured. The depositor will assign its rights under the related purchase agreement to the trust. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables.”

Under the laws of most states, the perfected security interest in personal property would continue for four months after the location of the debtor changes to a state other than the state in which a financing statement was filed initially to perfect the security interest in the property or, if applicable, in which the property is initially registered (or 12 months after the transfer of the property to a new debtor who is located in another state). In the ordinary course of servicing agricultural, turf, construction and forestry equipment receivables, the sub-servicer takes steps to affect re-perfection upon receipt of information from an obligor as to the relocation of a debtor or any movable property.

In states where equipment is subject to certificate of title and registration laws to re-register the equipment, the secured party that has its lien noted on the equipment’s certificate of title must either surrender the certificate of title or, in states where the secured party does not physically hold the certificate of title, agree in writing to allow the re-registration. The secured party would therefore have the opportunity to re-perfect its security interest in the equipment being relocated or re-registered.

Under each sale and servicing agreement, the servicer will be obligated to take, or to cause the sub-servicer to take, appropriate steps, at its own expense, to maintain perfection of security interests in the agricultural, turf, construction and forestry equipment securing receivables and is obligated to repurchase the related receivable if it fails to do so.

Under the laws of some states, liens for repairs performed on the equipment and liens for unpaid taxes may, in some circumstances, take priority over even a perfected security interest in the goods. Under each sale and servicing agreement, the servicer will represent to the trust that, as of the date the related receivables are sold to the trust, each security interest in financed equipment is prior to all other present liens upon and security interests in that financed equipment. However, liens for repairs or taxes could arise at any time during the term of a receivable. No notice will be given to the owner trustee, the indenture trustee, noteholders or certificateholders in respect of a given trust in the event a lien for repairs or taxes arises.

Security Interest in Chattel Paper

The receivables are either “tangible chattel paper” or “electronic chattel paper,” (collectively, “chattel paper”) each as defined in the UCC. Pursuant to the UCC, the sale of chattel paper is treated in a manner similar to perfection of a security interest in chattel paper, which can be perfected through “possession” or “control” in the case of the tangible chattel paper and electronic chattel paper, respectively, or in either case, by filing a UCC-1 financing statement.

In order to protect the trust’s ownership interest in the receivables, the seller will file UCC-1 financing statements with the appropriate governmental authorities to give notice of the depositor’s acquisition of the receivables and the depositor will file UCC-1 financing statements with the appropriate governmental authorities to give notice of the trust’s ownership of the receivables and their proceeds. Under the sale and servicing agreement, the servicer will be obligated to maintain the perfection of the trust’s ownership interest in the receivables and to act as custodian of the receivables (although it will not segregate the receivables or stamp or mark the receivables to reflect the transfers).

In the case of electronic chattel paper, the servicer has developed a specific software suite and constructed an electronic vaulting system to maintain certain of its contracts in electronic form. The system is designed to permit the perfection of a security interest in receivables evidenced by electronic contracts through various levels of control. The law governing the perfection of security interests in electronic contracts was enacted in 2001, and the statutory requirements for the relevant control arrangements have not been widely tested in court. It is possible that a third party could acquire a superior interest in a receivable evidenced by an electronic contract if the servicer loses control over the authoritative copy of the related electronic contract and the third party purchases that receivable without knowledge of the trust’s security interest. Similarly, a purchaser who purchases tangible chattel paper who gives new value and takes possession of it in the ordinary course of the purchaser’s business has priority over a security interest in the tangible chattel paper if such purchaser acts in good faith without knowledge that the specific tangible chattel paper is subject to a security interest. In either case, any such purchaser would not be deemed to have such knowledge by virtue of the UCC filings and would not learn of the sale of the receivables from a review of the documents evidencing the receivables since they would not be marked to show such sale, although the seller’s master computer records will indicate such sale.

Repossession

In the event of default by an obligor, the holder of the retail installment sale or loan contract has all the remedies of a secured party under the UCC, except where specifically limited (such as in Louisiana) by other state laws. Among the UCC remedies, the secured party generally has the right to perform self-help repossession unless the act would constitute a breach of the peace. Self-help is the method employed by the sub-servicer in most cases and is accomplished simply by retaking possession of the financed equipment.

In the event of default by an obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which he or she may cure the default prior to repossession. Generally, the right of reinstatement may be exercised on a limited number of occasions in any one-year period. In cases where the obligor objects or raises a defense to repossession, or if otherwise required by applicable state law, a court order must be obtained from the appropriate state court, and the equipment must then be repossessed in accordance with that order.

Notice of Sale; Redemption Rights

The UCC and other state laws generally require the secured party to provide the obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held. The obligor generally has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees or, in some states, by payment of delinquent installments or the unpaid balance.

Deficiency Judgments and Excess Proceeds

The proceeds of resale of the equipment generally will be applied first to the expenses of resale and repossession and then to the satisfaction of the indebtedness. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in other states. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount.

Occasionally, after resale of the equipment and payment of all expenses and all indebtedness, there is a surplus of funds. In that case, the UCC requires the lender to remit the surplus to any holder of a lien with respect to the equipment. If no such lien holder exists or a balance remains after any such lien is satisfied, remaining proceeds of the sale may be applied to outstanding balances due on other accounts of the obligor with JDCC or its affiliates. Any remaining funds are then paid to the obligor.

Courts have applied general equitable principles to secured parties pursuing repossession or litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the UCC and related laws violate the due process protections provided under the Fourteenth Amendment to the Constitution of the United States. Courts have generally upheld the notice provisions of the UCC and related laws as reasonable or have found that the repossession and resale by the creditor do not involve sufficient state action to afford constitutional protection to consumers.

JDCC will warrant under each purchase agreement that each receivable complies with all requirements of applicable law in all material respects. Accordingly, if an obligor has a claim against the trust for violation of any law and that claim materially and adversely affects the trust’s interest in a receivable, the violation would constitute a breach of the warranties of JDCC under the related purchase agreement and would create an obligation of the depositor, subject to JDCC’s repurchase thereof, and of JDCC to repurchase the receivable unless the breach is cured. See “Description of the Transfer and Servicing Agreements—Sale and Assignment of Receivables.”

Bankruptcy Limitations

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a lender to realize upon collateral or enforce a deficiency judgment. For example, in a Chapter 11, 12 or 13 proceeding under the federal bankruptcy law, a court may prevent a lender from repossessing the equipment and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the equipment at the time of bankruptcy, as determined by the court, leaving the party providing financing as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under a contract or change the rate of interest and time of repayment of the indebtedness.

Consumer Protection Laws

The holder-in-due-course rule of the Federal Trade Commission relates to a seller of goods who takes back a consumer credit contract and to assignees and would be applicable to all turf equipment receivables generated by consumer purchases included in the receivables owned by the trust. The rule is intended to defeat the ability of the seller and the related lenders and assignees from transferring the contract free of notice of claims by the obligor. The effect of the rule is to subject the assignee of the contract, such as the trust, to all claims and defenses that the obligor could assert against the seller of the financed turf equipment. Liability under the rule is limited to amounts paid under a contract; however, the obligor may also be able to assert the rule to set off remaining amounts due as a defense against a claim brought by or on behalf of the trust against the obligor. Numerous other federal and state consumer protection laws impose requirements applicable to the origination and lending under consumer credit contracts, including the Truth in Lending Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Graham-Leach-Bliley privacy law and the Uniform Consumer Credit Code. In the case of some of these laws, the failure to comply with their provisions may affect the enforceability of the related contract.

Dodd-Frank Act Orderly Liquidation Authority Provisions

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) gives the Federal Deposit Insurance Corporation (“FDIC”) authority to act as receiver of certain financial companies and their affiliates in specific situations under the Dodd-Frank Act’s Orderly Liquidation Authority (“OLA”) if the Secretary of the Treasury (in consultation with the President of the United States) determines that (i) the company is in default or in danger of default, (ii) the failure of the company and its resolution under the U.S. federal bankruptcy laws would have serious adverse effects on financial stability in the United States, (iii) no viable private sector alternative is available to prevent the default of the company and (iv) an OLA proceeding would mitigate these effects. No assurances can be given that OLA would not apply to JDCC or its affiliates, including the depositor and the trust.

If the FDIC were appointed receiver of JDCC or its affiliates, the FDIC would, among other powers, have the power to repudiate any contract to which the entity in receivership was a party, and might seek to use such power to recover any receivables transferred under any such contract, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of such entity’s affairs. The FDIC’s repudiation power also extends to continuing obligations of any such entity, including, as applicable, the entity’s obligation to repurchase receivables for breaches of representation or warranty as well as its obligation to service the receivables. Based on a January 2011 advisory opinion issued by the then-acting (and now-current) general counsel of the FDIC, until the FDIC adopts a regulation, the FDIC will not seek to exercise its authority to repudiate contracts to recover receivables transferred by an entity in receivership under a contract prior to the end of a transition period contained in such regulation, provided that such transfer satisfies the conditions for exclusion of such assets from the property of the estate of such entity under the U.S. Bankruptcy Code. Although counsel for JDCC will be delivering an opinion to JDCC to the effect that the receivables transferred to the trust would not be property of the estate of JDCC in a proceeding under the U.S. Bankruptcy Code, there is no assurance that the FDIC would agree with such opinion. The FDIC advisory opinion states that it does not bind the FDIC or its Board of Directors and may be modified or withdrawn in the future.

If the trust were to become subject to OLA, the FDIC could seek to repudiate the notes. If it did so, the noteholders would have a claim in the receivership for their “actual direct compensatory damages” for no less than the principal amount of the notes plus interest accrued to the date the FDIC was appointed receiver and, if the value of the collateral securing the notes exceeds such amount, the noteholders would have a claim for interest accrued after the appointment at least through the date of repudiation (although the allowed claim may be for less than the contract rate of interest). Noteholders would be stayed from accelerating the notes or exercising any other rights or remedies for a period of 90 days after a receiver was appointed and might have to present and prove their claims in the receivership, which could further delay the exercise of such rights.

The above-described provisions, and other provisions of OLA and the FDIC’s regulations thereunder (including regulations relating to OLA which the FDIC may adopt in the future), could result in delays in payments on the notes or in reductions of amounts available to make payments on the notes.

If JDCC or its affiliates were to become subject to OLA, there is an interpretation under OLA that previous transfers of receivables by JDCC perfected for purposes of state law and the U.S. Bankruptcy Code could nevertheless be avoided as preferential transfers. Based on a December 2010 advisory opinion issued by the then-acting (and now-current) general counsel of the FDIC and the final rule issued by the FDIC on July 6, 2011, the transfer of the receivables by JDCC perfected by the filing of a UCC financing statement as required by the applicable transaction documents would not be avoidable by the FDIC as a preferential transfer under OLA.

RELATED TRANSACTIONS

[There are no business relationships, agreements, arrangements, transactions, or understandings between related transaction parties entered into outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party, other than those related to the transactions described in this prospectus.]

LEGAL PROCEEDINGS

[There are no legal proceedings pending, or to the knowledge of JDCC and the depositor, any proceedings contemplated by governmental authorities, against JDCC, the depositor, the sub-servicer, the indenture trustee, the owner trustee or the trust, or any property thereof, that is material to the holders of notes. Each of the owner trustee and the indenture trustee has represented to JDCC, the depositor and the trust that there are no legal proceedings pending or known by it to be contemplated by governmental authorities against it or any of its property that would be material to holders of the notes.]

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material United States federal income tax considerations relevant to the purchase, ownership and disposition of the [offered notes subject to the limitations set forth therein]. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to holders of the notes in light of their specific investment circumstances, nor to certain types of holders subject to special treatment under the federal income tax laws (for example, banks, life insurance companies, dealers in securities, tax-exempt organizations, partnerships or other pass-through or hybrid entities, persons holding the notes as part of a hedging, straddle or conversion transaction or who have a functional currency other than the United States dollar and, except as discussed below, foreign persons). This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions and Internal Revenue Service (“IRS”) rulings, all of which are subject to change, which change may be retroactively applied in a manner that could adversely affect a holder of one or more of the notes. The information below is directed to investors that will hold the notes as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

Prospective investors are advised to consult their own tax advisors with regard to the federal income tax consequences of purchasing, holding and disposing of the notes, as well as the tax consequences arising under the laws of any state, foreign country or other jurisdiction. The trust will be provided with an opinion of Shearman & Sterling LLP, special federal tax counsel for the trust (“federal tax counsel”), regarding certain federal income tax matters discussed below. The trust has not sought, nor does it intend to seek, a ruling from the IRS that its position as reflected in the discussion below will be accepted by the IRS and thus the IRS may disagree with all or a part of the discussion below.

Unless otherwise specified, the following summary deals only with the material federal income tax considerations relevant to a noteholder that is a United States person. For these purposes, a United States person is a beneficial owner of the notes that is: (i) an individual citizen or resident of the United States, (ii) a corporation (or entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions (and certain other trusts as provided by U.S. Treasury regulations).

If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of one or more of the notes, the treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. A holder of notes that is a partnership and the partners in such partnership should consult their tax advisors.

[Because the class [•] notes are not being offered hereby and are anticipated to be retained by the depositor on or after the closing date, the following summary does not address the federal income tax considerations relevant to the purchase, ownership or disposition of the class [•] notes. Thus, references to “notes” in this discussion of federal income tax considerations refer only to the [•] notes].]

Tax Classification of the Trust

Federal tax counsel will advise the trust that, based upon the terms of the trust agreement and related documents and transactions as described in this prospectus (and assuming ongoing compliance with such agreement and documents), the trust will not be classified as a separate entity that is an association (or as a publicly traded partnership) taxable as a corporation for federal income tax purposes. This advice will be based upon the assumption that the terms of the trust agreement and related documents will be complied with and upon the conclusion that the nature of the income of the trust will exempt it from the rule that certain publicly traded partnerships are taxable as corporations.

Further, under current Treasury regulations, a business entity such as the trust with a single owner will be disregarded as an entity separate from its owner for United States federal income tax purposes unless the entity elects to be classified as an association. Thus, since the depositor retains the certificates and so long as the notes [(and any class A-1 notes sold to third parties or otherwise transferred by the depositor)] are respected as indebtedness, the trust will be disregarded as an entity separate from the depositor for those purposes because the depositor is the sole owner of the trust and the trust will not elect to be an association. The trust agreement also provides that if the trust has more than one owner, the trust will elect to be treated as a partnership.

Prospective investors should be aware that opinions of counsel are not binding on the IRS. Moreover, there are no cases or IRS rulings on similar transactions involving both debt and certificate interests issued by a trust with terms similar to those of the notes and the certificates. As a result, the IRS may disagree with all or a part of the discussion below. If the trust were taxable as a separate corporation for federal income tax purposes, the trust would be subject to corporate income tax on its income from the receivables, possibly reduced by its interest expense on the notes unless recharacterized as equity. Any such corporate income tax could materially reduce the amount of cash available to make payments on the notes.

Tax Considerations for Noteholders

Treatment of Notes as Indebtedness. The depositor will agree, and the noteholders will agree by their purchase of the notes, to treat the notes as indebtedness for United States federal income tax purposes. Federal tax counsel will advise the trust that, based upon the terms of the notes and the documents and transactions relating thereto as described in this prospectus, the [Class A] notes will be [and the Class B notes should be] classified as debt for federal income tax purposes. [The depositor will also agree that, prior to its sale or other transfer of any class A-1 notes, the depositor will obtain from federal tax counsel a supplemental tax opinion (upon which the trust can rely and similar to the opinion delivered for the offered notes) that the class A-1 notes will be classified as debt for such purposes.] Except as otherwise noted below under “—Possible Alternative Treatments of Notes,” the remainder of this discussion assumes, in accordance with the opinion of federal tax counsel, the notes would be treated as debt for federal income tax purposes.

Interest Income on the Notes. Subject to the discussion below [and except with respect to short-term notes (as defined below)], stated interest on the notes will be taxable to a noteholder as ordinary income when received or accrued in accordance with such noteholder’s method of tax accounting. Under Treasury regulations relating to the tax treatment of debt instruments issued with original issue discount (the “OID regulations”), a note will be treated as issued with original issue discount (“OID”) if the excess of the stated redemption price at maturity of the note over the issue price of the note exceeds a de minimis amount, that is, an amount that is less than 1/4 of one percent of the stated redemption price at maturity of the note multiplied by its weighted average maturity. Generally, the issue price of a note is the first price at which a substantial amount of the notes comprising the issue of which that note is included is sold to purchasers other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Under the OID regulations, the stated redemption price at maturity of a note is the sum of all payments provided by the note other than qualified stated interest, which is stated interest that is unconditionally payable in cash at least annually at a single fixed rate. For this purpose, interest is unconditionally payable only if reasonable remedies exist to compel timely payment or the debt instrument otherwise provides terms and conditions that make the likelihood of late payment or nonpayment a remote contingency. The trust and the depositor will take the position that[, except with respect to short-term notes,] stated interest on the notes represents qualified stated interest and is not included in the stated redemption price at maturity of the notes or taxed to holders as OID. This position is based on the view that the likelihood of late payment or nonpayment of interest on the notes because of limitations on the monthly payment of interest as a result of insufficient funds is remote.

It is expected that [, except as described below,] the notes will not be issued with OID if, as anticipated, the notes will be sold to the public at a first price of par or at a first price representing a de minimis discount from their principal amount. Under the OID regulations, a holder of a note issued with a de minimis amount of OID must include such discount in income as gain, on a pro rata basis, as principal payments are made on the note.

If one or more of the classes of notes are issued with OID in excess of a de minimis amount, a holder of such a note (including a cash basis holder) generally would be required to include the OID on the note in income under the accrual method. Further in the case of a debt instrument, the principal on which is subject to prepayment as a result of prepayments on the underlying collateral, OID is computed by taking into account the anticipated rate of prepayments assumed in pricing the debt instrument.

[Short-Term Notes. A holder of a note that has a fixed maturity date of not more than one year from the issue date of such note (a “short-term note”) may be subject to special rules. Under the OID regulations, all stated interest on a short-term note will be treated as OID and in determining whether a debt instrument is a short-term note, its maturity date is the last possible date that the instrument could be outstanding under its terms. An accrual basis holder of a short-term note (and certain cash method holders, including regulated investment companies, as set forth in Section 1281 of the Code) generally would be required to report interest income as interest accrues on a straight-line basis over the term of each interest period. Other cash basis holders of a short-term note would, in general, be required to report interest income as interest is paid (or, if earlier, upon the taxable disposition of the short-term note). However, a cash basis holder of a short-term note reporting interest income as it is paid may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the short-term note until the taxable disposition of the short-term note. A cash basis taxpayer may elect to accrue interest income on all nongovernment debt obligations with a term of one year or less, in which case, the taxpayer would include interest on the short-term note in income as it accrues, but would not be subject to the interest expense deferral rule referred to in the preceding sentence. Certain special rules apply if a short-term note is purchased for more or less than its principal amount.]

Market Discount and Premium. A holder who purchases a note with a fixed maturity date of more than one year from its issue date at a market discount (generally, at a cost less than its remaining principal amount or remaining stated redemption price at maturity) that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules of the Code. These rules provide, in part, that gain on the sale or other disposition of a debt instrument with a term of more than one year and partial principal payments on such a debt instrument are treated as ordinary income to the extent of accrued market discount not previously included in income. The market discount rules also provide for deferral of interest deductions with respect to debt incurred to purchase or carry a note that has market discount unless a holder elects to include market discount in its income currently. A holder who purchases a note at a premium (generally, at a cost in excess of its remaining principal or remaining stated redemption price at maturity) may elect to amortize such premium as an offset to interest income under the premium amortization rules of the Code.

Sale or Other Disposition. If a noteholder sells a note, such holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the note. The adjusted tax basis of a note to a particular noteholder will equal the holder’s cost for the note, increased by any market discount or original issue discount previously included by such noteholder in income with respect to the note and decreased by the amount of bond premium (if any) previously amortized and by the amount of principal payments previously received by such noteholder with respect to such note. Any such gain or loss will be capital gain or loss if the note was held as a capital asset, except for gain attributable to accrued interest or accrued market discount not previously included in income. [Further, in the case of notes that are short-term notes, a portion of the gain recognized on the sale may also be treated as ordinary income if the noteholder acquired the note at a discount.] Capital losses generally may be used only to offset capital gains.

3.8% Medicare Tax on “Net Investment Income.” Certain United States holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual United States holders, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over certain specified amounts. “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. United States holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Foreign Holders. If interest paid (or accrued) to a noteholder who is a nonresident alien individual, foreign corporation or other non-United States person (a “foreign person”) is not effectively connected with the conduct of a trade or business in the United States by the foreign person, the interest generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax and withholding tax so long as the foreign person (i) is not actually or constructively a “10% shareholder” of the trust or the depositor or a “controlled foreign corporation” with respect to which the trust or the depositor is a “related person” within the meaning of the Code and (ii) provides the person otherwise required to withhold United States tax an appropriate statement, signed under penalties of perjury, certifying that the beneficial owner of the note is a foreign person and providing the foreign person’s name, address, tax identification number and other required information. The statement may be made on IRS Form W-8BEN, IRS Form W-8BEN-E or substantially similar substitute form by the person who owns the note and, if the information provided in the statement changes, the foreign person must so inform the person otherwise required to withhold United States tax within 30 days of such change.

The statement generally must be provided in the year a payment occurs or in either of the two preceding years. If a note is held on behalf of a foreign person through a securities clearing organization or certain other financial institutions, the organization or institution must submit a statement signed by an authorized representative to the withholding agent certifying that an IRS Form W-8BEN, IRS Form W-8BEN-E or substitute form has been received from the foreign person who is the beneficial owner of the note and such statement must be accompanied by a copy of the IRS Form W-8BEN, IRS Form W-8BEN-E or substitute form provided by the foreign person that owns the note. Additional IRS certification provisions apply in the case of partnerships and certain other intermediaries. If interest on a note paid to a foreign person is not portfolio interest, then it will be subject to United States federal income and withholding tax at a rate of 30%, except where the foreign person can claim the benefits of an applicable tax treaty to reduce or eliminate such tax and complies with IRS certification requirements.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a note by a foreign person will be exempt from United States federal income and withholding tax, provided that (i) the gain is not effectively connected with the conduct of a trade or business in the United States by the foreign person and (ii) in the case of a foreign person who is an individual, the foreign person is not present in the United States for 183 days or more in the taxable year or certain other conditions are not met.

If the interest, gain or income on a note held by a foreign person is effectively connected with the conduct of a trade or business in the United States by the foreign person (and, if a tax treaty applies, is attributable to a United States permanent establishment), then the foreign person (although exempt from the withholding tax previously discussed if the holder complies with IRS certification requirements by submitting a properly completed IRS Form W-8ECI) will be subject to United States federal income tax on the interest, gain or income at regular federal income tax rates in the same manner as if it were a United States person. In addition, if the foreign person is a foreign corporation, it may be subject to a branch profits tax on its “effectively connected earnings and profits” within the meaning of the Code for the taxable year, as adjusted for certain items, at a 30% rate (or a lower rate under an applicable tax treaty).

Information Reporting and Backup Withholding. The “backup” withholding and information reporting requirements may apply to certain payments of principal, premium, if any, and interest (including original issue discount) on a note and to certain payments of proceeds of the sale or retirement of a note. The trust, its agent or any paying agent, as the case may be, will be required to withhold tax from any payment that is subject to backup withholding at the applicable rate (generally 28%) of such payment if the holder fails to furnish his taxpayer identification number (social security number or employer identification number), to certify that such holder is not subject to backup withholding, or to otherwise comply with the applicable requirements of the backup withholding rules. Certain holders (including, among others, corporations) are not subject to the backup withholding and reporting requirements.

Backup withholding and information reporting generally will not apply to payments made by the trust or its agent (in its capacity as such) to a holder of a note who has provided the required certification under penalties of perjury on IRS Form W-8BEN or IRS Form W-8BEN-E that it is a foreign person or has otherwise established an exemption (provided that neither the trust nor such agent has actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied). However, the trust and other payors are required to report payments of interest on the notes on IRS Form 1042-S even if the payments are not otherwise subject to information reporting requirements.

If you fail to establish an exemption and the broker does not possess adequate documentation of your status as a foreign person, the payments may be subject to information reporting and backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder may be claimed as a credit against such holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

Possible Alternative Treatments of Notes. If, contrary to the opinion of federal tax counsel, the IRS successfully asserted that the notes did not represent debt for federal income tax purposes, these notes might be treated as equity interests in the trust. If so treated, the trust might be treated as a publicly traded partnership taxable as a corporation with its income subject to corporate tax and other potentially adverse tax consequences (and the publicly traded partnership taxable as a corporation would not be able to reduce its taxable income by deductions for interest expense on notes recharacterized as equity). Alternatively, in the more likely view of federal tax counsel, the trust would be treated as a publicly traded partnership that would not be taxable as a corporation because the trust would meet certain qualifying income tests. Nonetheless, treatment of the notes as equity interests in such a partnership could have adverse tax consequences to certain holders of the notes. For example, income to certain tax-exempt entities (including pension funds) would be “unrelated business taxable income,” income to foreign holders generally would be subject to United States tax and United States tax return filing and withholding requirements and individual holders might be subject to certain limitations on their ability to deduct their share of trust expenses. The trust agreement and related documents provide that, in the event one or more of the notes are not treated as debt, then the noteholders, depositor and the servicer agree to treat the trust as a partnership.

Foreign Account Tax Compliance

Foreign persons that are holders of the notes should be aware that United States tax legislation (“FATCA”) enacted in 2010 provides that a 30% withholding tax will be imposed on certain payments (which could include interest in respect of notes and gross proceeds from their sale, exchange or other disposition) made to a foreign entity if such entity fails to satisfy certain disclosure and reporting rules that in general require that (i) in the case of a foreign financial entity, the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by United States persons and United States-owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial United States owners of such entity.

IRS notices and Treasury regulations generally exempt from FATCA withholding (i) all payments with respect to debt instruments issued prior to July 1, 2014 and (ii) all payments of gross proceeds from the sale, exchange or other disposition of debt instruments occurring before January 1, 2019. Various requirements and exceptions are provided under FATCA and additional requirements and exceptions may be provided in subsequent guidance. Further, the United States has entered into (and may enter into more) intergovernmental agreements (“IGAs”) with foreign governments relating to the implementation of, and information sharing under FATCA, and such IGAs may alter one or more of the FATCA information reporting rules. Foreign persons that are holders of the notes should consult their own tax advisors regarding the potential application and impact of these requirements based on their particular circumstances.

CERTAIN IOWA TAX CONSIDERATIONS

The following is a discussion of certain Iowa state tax considerations. Lane & Waterman LLP of Davenport, Iowa has acted as special Iowa tax counsel for the trust regarding certain state tax matters discussed below. There are no reported cases or rulings on similar transactions by the Iowa Department of Revenue (“IDOR”). Thus, the opinion of counsel is based upon present provisions of Iowa statutes and the regulations promulgated thereunder, all of which are subject to change (which change may be retroactive) and further interpretation by the IDOR. No ruling on any of the issues discussed below will be sought from the IDOR.

Notes

Assuming the offered notes will be treated as debt for federal income tax purposes, the offered notes will be treated as debt for Iowa income tax purposes. Accordingly, noteholders not otherwise subject to taxation in Iowa should not become subject to taxation in Iowa solely because of a holder’s ownership of offered notes. However, a noteholder already subject to Iowa’s individual or corporate income tax could be required to pay additional Iowa tax as a result of the noteholder’s ownership or disposition of offered notes.

The Trust

The activities to be undertaken by the sub-servicer in servicing and collecting the receivables will take place in Iowa. The State of Iowa imposes a state individual income tax and a corporate income tax which is imposed on corporations and other entities doing business in the State of Iowa.

If the arrangement created by the trust is disregarded or treated as a partnership (not taxable as a corporation) for federal income tax purposes, in the opinion of Lane & Waterman LLP, the same treatment should also apply for Iowa tax purposes. In either case, the trust should not be subject to income taxation in Iowa.

If the certificates are instead treated as ownership interests in an association taxable as a corporation or a “publicly traded partnership” taxable as a corporation, then the hypothetical entity should not be subject to Iowa income tax because of its activities in Iowa.

Because each state’s income tax laws vary, it is impossible to predict the income tax consequences to the holders of notes in all of the state taxing jurisdictions in which they are already subject to tax. Noteholders are urged to consult their own advisors with respect to state income and franchise taxes.

THE FEDERAL AND STATE INCOME TAX DISCUSSIONS SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A NOTEHOLDER’S PARTICULAR TAX SITUATION. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain duties on persons who are fiduciaries of pension, profit-sharing or other employee benefit plans subject to ERISA and on entities that are deemed to hold the assets of such plans (each, an “ERISA Plan”), including the requirements of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the ERISA Plan. Any person that exercises any authority or control respecting the management or disposition of the assets of a benefit plan is considered to be a fiduciary of such benefit plan. In addition, ERISA and the Code prohibit an ERISA Plan that is subject to Title I of ERISA or a “plan,” as defined in and subject to Section 4975 of the Code, including an individual retirement account, or an entity deemed to hold the assets of such plans (each, a “Plan”), from engaging in certain transactions with persons that are “parties in interest,” as defined in ERISA, or “disqualified persons,” as defined in the Code, with respect to the Plan, subject to certain exemptions that may be applicable. A violation of these “prohibited transaction” rules may generate excise tax and other liabilities under ERISA and the Code.

Governmental plans, certain church plans and non-United States plans, are not subject to the restrictions of ERISA, and the assets of such plans may be invested in the offered notes without regard to the ERISA considerations described herein. An investment in the offered notes by such plans may, however, be subject to other applicable federal, state or local laws or non-United States laws that impose restrictions similar to those of Title I of ERISA or Section 4975 of the Code (“Similar Law”), which should be carefully considered by the fiduciary of any such plan before investing in the offered notes.

Plan fiduciaries must determine whether the acquisition and holding of the offered notes would result in a prohibited transaction under ERISA or the Code for which no statutory, regulatory or administrative prohibited transaction exemption is available. In making this determination, Plan fiduciaries of prospective purchasers of the offered notes should determine whether any of the trust, the depositor, the seller, the underwriters, the servicer, the sponsor, the indenture trustee, the owner trustee, the interest rate hedge counterparties or any of their respective affiliates are a party in interest or a disqualified person with respect to such Plan. In particular, an investment by any Plan for which any of these persons (i) has investment or administrative discretion with respect to the Plan’s assets, (ii) has authority or responsibility to give, or regularly gives, investment advice with respect to the Plan’s assets for a fee, or (iii) is an employer maintaining or contributing to the Plan may constitute a prohibited transaction under ERISA or the Code for which no prohibited transaction exemption is available.

Depending on the satisfaction of certain conditions which may include the identity of the Plan fiduciary making the decision to acquire or hold the offered notes on behalf of a Plan, Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by insurance company general accounts) or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the “Class Exemptions”) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of these Class Exemptions or any other exemption will be available with respect to any particular transaction involving the offered notes.

The fiduciary of any Plan considering an investment in the offered notes should discuss with counsel whether such an investment by the Plan may give rise to a violation of the prohibited transaction provisions of ERISA and the Code.

By its purchase of any [class A] offered note, the purchaser thereof will be deemed to have represented and warranted either that (a) it is not a Plan or a governmental, church or non-United States plan that is subject to Similar Law and is not acquiring any [class A] note or an interest therein on behalf of, or with the assets of, any such Plan or plan or (b) its acquisition and holding of an offered note or an interest therein will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of a governmental, church or non-United States plan, a non-exempt violation of any Similar Law) for which an exemption is not available.

[The class B notes may not be purchased by a Plan or any governmental, church or non-United States plan that is subject to Similar Law.]

[By its purchase of any class B note, the purchaser thereof will be deemed to have represented and warranted that it is not a Plan or a governmental, church or non-United States plan that is subject to any Similar Law, and it is not acquiring any class B note or an interest therein on behalf of, or with the assets of, any such Plan or plan.]

EVERY PLAN, GOVERNMENTAL PLAN, CHURCH PLAN OR NON-UNITED STATES PLAN CONSIDERING THE ACQUISITION OF THE OFFERED NOTES SHOULD CONSULT WITH ITS COUNSEL WITH RESPECT TO THE POTENTIAL APPLICABILITY OF ERISA, SECTION 4975 OF THE CODE OR ANY SIMILAR LAW RELEVANT TO SUCH INVESTMENT.

UNDERWRITING

Under the terms and subject to the conditions set forth in an underwriting agreement dated , 20XX, the depositor has agreed to cause the trust to sell to the underwriters named below, severally and not jointly, for whom [•] and [•] are acting as representatives, the following respective principal amounts of the offered notes:

Underwriters	Principal Amount of Class A-1 Notes	Principal Amount of Class A-2[A] Notes	[Principal Amount of Class A-2B Notes]	Principal Amount of Class A-3 Notes	Principal Amount of Class A-4 Notes	[Principal Amount of Class B Notes]
[•]	$ [•]	$ [•]	$ [•]	$ [•]	$ [•]	$ [•]
[•]	[•]	[•]	[•]	[•]	[•]	[•]
[•]	[•]	[•]	[•]	[•]	[•]	[•]

	$ [•]	$ [•]	$ [•]	$ [•]	$ [•]	$ [•]

The underwriting agreement provides that the underwriters, severally and not jointly, are obligated to purchase all of the offered notes if any are purchased. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated. The underwriters propose initially to offer the class A-1 notes, the class A-2[A] notes, [the class A-2B notes,] the class A-3 notes [and][,] the class A-4 notes [and the class B notes] to the public at the respective prices on the cover page of this prospectus and to selling group members at that price less a concession not in excess of [•]% per class A-1 note, [•]% per class A-2[A] note, [[•]% per class A-2B note,] [•]% per class A-3 note [and][,] [•]% per class A-4 note [and [•]% per class B note]. The underwriters and selling group members may allow a discount not in excess of [•]% per class A-1 note, [•]% per class A-2[A] note, [[•]% per class A-2B note,] [•]% per class A-3 note [and][,] [•]% per class A-4 note and [[•]% per class B note] on sales to other broker/dealers. [After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed.]

[The class [•] notes are not being offered hereby and are anticipated to be retained by the depositor or an affiliate thereof on the closing date. Such class [•] notes may[, to the extent not necessary to satisfy credit risk retention requirements,] be sold, subject to certain limitations, from time to time to purchasers directly by the depositor or through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the depositor or from the purchasers of such class [•] notes. If such class [•] notes are sold through underwriters, broker-dealers or agents, the depositor will be responsible for underwriting discounts or commissions or agent’s commissions. Such class [•] notes may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or negotiated prices.]

The depositor estimates that its out of pocket expenses for this offering will be approximately $[•]. The underwriters have agreed with the depositor to pay certain expenses incurred in connection with the issuance and distribution of the offered notes.

The offered notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the offered notes. However, they are not obligated to do so and may discontinue making a secondary market for the offered notes at any time without notice. No assurance can be given as to how liquid the trading market for the offered notes will be.

The depositor and JDCC have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that the underwriters may be required to make in that respect.

In the ordinary course of their respective business, the underwriters and their respective affiliates have engaged and may in the future engage in investment banking or commercial banking transactions with JDCC and its affiliates.

This prospectus is not a prospectus for purposes of the Prospectus Directive. This prospectus has been prepared on the basis that any offer of offered notes in any Member State of the European Economic Area (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of offered notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the trust or any of the underwriters to publish a prospectus in relation to such offer. Neither the trust nor the underwriters have authorized, nor do they authorize, the making of any offer of offered notes in circumstances in which an obligation arises for the trust or the underwriters to publish or supplement a prospectus for such offer.

In relation to each Relevant Member State, each underwriter has represented and agreed with the trust that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of offered notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the lead underwriter; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of offered notes shall require the trust or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of the above, (i) the expression an “offer of offered notes to the public” in relation to any offered notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the offered notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (as amended by the 2010 PD Amending Directive and other amendments thereto to the extent implemented in each Relevant Member State) and includes any relevant implementing measure in each Relevant Member State; and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The countries comprising the “European Economic Area” or “EEA” are the European Union Member States together with Iceland, Liechtenstein and Norway.

This prospectus is for distribution only to persons who (i) have professional experience in matters relating to investments and fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of any offered notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus (accompanied by the prospectus) is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus (accompanied by the prospectus) relates is available only to relevant persons and will be engaged in only with relevant persons.

Each underwriter has represented and agreed that:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to the trust; and

●	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offered notes in, from or otherwise involving the United Kingdom.

Articles 404-410 of the European Union Capital Requirements Regulation (Regulation (EU) No 575/2013) (“CRR”) restrict an EEA-regulated credit institution or investment firm and consolidated group affiliates thereof (each, an “Affected Investor”) from investing in a securitization (as defined by the CRR) issued after December 31, 2010, as well as certain existing securitizations issued prior to that date where new assets are added or substituted after December 31, 2014, unless the originator, sponsor or original lender in respect of that securitization has explicitly disclosed to the Affected Investor that it will retain, on an ongoing basis, a material net economic interest of not less than 5% in that securitization in the manner contemplated by Article 405 of the CRR. The CRR also requires that an Affected Investor be able to demonstrate that it has undertaken certain due diligence in respect of, among other things, the offered notes it has acquired and the underlying exposures, and that procedures have been established for monitoring the performance of the underlying exposures on an ongoing basis. If the requirements set out in the CRR are not met, an Affected Investor may be subject to a further capital charge with respect to its investment in the securitization. Article 17 of the Alternative Investment Fund Managers Directive 2011/61/EU (“AIFMD”) (as supplemented by Section 5 of Chapter III Commission Delegated Regulation (EU) No. 231/2013) contains similar requirements to those set out in Articles 404-410 of the CRR with respect to investment by EEA-regulated AIFMs (as defined in the AIFMD) in a securitization. Similar requirements are also scheduled to apply in the future to investments in securitizations by EEA-regulated UCITS and EEA-regulated insurance and reinsurance companies. For purposes of this section, all such requirements, together with the Articles 404-410 of the CRR, are referred to as the “Securitization Retention Requirements.” Although the depositor will purchase the certificates and fund the reserve account on the closing date, neither the depositor nor any other party to the transaction is currently obligated to retain a material net economic interest in the transaction in accordance with the Securitization Retention Requirements or to take any other action which is required to enable an investor to comply with the Securitization Retention Requirements.

Investors are responsible for determining their own regulatory capital position in purchasing or retaining the offered notes. Investors are encouraged to consult with their own investment and legal advisors regarding compliance with the Securitization Retention Requirements (and any corresponding implementing rules in the Relevant Member State) and the suitability of the offered notes for investment. As the Securitization Retention Requirements will not be met, this may have a negative impact on the regulatory capital position of affected investors and on the value and liquidity of the offered notes in the secondary market. None of the trust, JDCC, the depositor, the underwriters or any of the transaction parties make any representation to any prospective investor or purchaser of the offered notes regarding the regulatory capital treatment of their investment in the offered notes on the closing date or at any time in the future.

Until the distribution of the offered notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the offered notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the offered notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the offered notes.

The underwriters may create a short position in the offered notes by selling more offered notes than are set forth on the cover page of this prospectus. The underwriters may reduce that short position by purchasing the offered notes in the open market.

In general, purchases of an offered note for the purpose of stabilization or to reduce a short position could cause the price of the offered note to be higher than it might be in the absence of such purchases.

Neither the depositor nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of the offered notes. In addition, neither the depositor nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the servicer and its affiliates. They have received customary fees and commissions for these transactions. [Disclose affiliations].

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement relating to the notes with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This prospectus is part of the registration statement, but the registration statement includes additional information.

JDCC, as servicer, will file with the SEC those periodic reports that are required under the Exchange Act and the rules and regulations of the SEC thereunder or that are otherwise agreed to by the SEC, including registered public accounting firm attestation report and servicer compliance statements, monthly distribution reports on Form 10-D, [monthly asset level data files and related documents on Form ABSEE], current reports on Form 8-K, and amendments to those reports about the trust under John Deere Owner Trust 20XX, SEC file number 333-            . For a summary of reports to be provided to securityholders, see “Description of the Notes—Reports to Noteholders” in this prospectus.

You may read and copy materials that the trust, JDRI, Deere and JDCC file with the SEC on official business days between the hours of 10:00 am and 3:00 pm at the following SEC public reference room:

100 F Street NE

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public on the SEC’s Internet website at http: //www.sec.gov.

The SEC allows us to “incorporate by reference” information filed with it by JDRI on behalf of a trust, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus. We incorporate by reference any future annual, monthly or special SEC reports filed by or on behalf of a trust until we terminate our offering of the securities by that trust.

Upon your request, JDCC will provide you, without charge, with all documents incorporated by reference in this prospectus. These requests should be directed to: John Deere Capital Corporation, 1 East First Street, Suite 600, Reno, Nevada 89501, Attention: Manager, Telephone: (775) 786-5527.

In this prospectus, “we” refers to the various trusts issuing the securities offered by this prospectus, which in a particular case will be the trust identified in this prospectus.

Until 90 days after the date of this prospectus, all dealers that effect transactions in the notes offered by this prospectus, whether or not participating in the related distribution, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to a dealer’s unsold allotments or subscriptions.

If you have received an electronic prospectus from an underwriter within the period during which there is an obligation to deliver a prospectus, the depositor or the underwriter will promptly deliver, or cause to be delivered, without charge, to you a paper copy of the prospectus upon receipt of a request by you or your representative.

Reports to be Filed with the SEC

The depositor will file for the trust the reports required under the Securities Act of 1933, as amended, and under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act. These reports include but are not limited to:

●	Reports on Form 8-K, following the issuance of the notes of the trust, including as exhibits to the Form 8-K the agreements or other documents specified in this prospectus, if applicable;

●	Reports on Form 8-K, following the occurrence of events specified in Form 8-K requiring disclosure, which are required to be filed within the timeframe specified in Form 8-K for that type of event;

●	Reports on Form 10-D, containing the distribution and pool performance information required on Form 10-D, which are required to be filed 15 days following the related payment date. The content of a report on Form 10-D will be substantially similar to the information to be furnished under “—Reports to Noteholders” above; and

●	Report on Form 10-K, containing the items specified in Form 10-K with respect to a fiscal year and filing or furnishing, as appropriate, the required exhibits. The annual report will include the servicer’s report on its assessment of compliance with servicing criteria and the accountant’s attestation report on such assessment described under “Description of the Transfer and Servicing Agreements—Evidence as to Compliance.”

The reports filed by the depositor will be available on the SEC’s website at http: //www.sec.gov. See “Where You Can Find More Information.”

The depositor does not intend to file with the SEC any reports required under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act with respect to a trust following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on, except to the extent of the accountant’s attestation report filed as an exhibit to Form 10-K as specified above, by an independent public accountant. The trust will have a separate file number assigned by the SEC, which, unless otherwise specified in this prospectus, is not available until filing of the preliminary prospectus for the trust. Reports filed with respect to a trust with the SEC after the preliminary prospectus is filed will be available under the trust’s specific number, which will be a series number assigned to the file number of the depositor.

CERTAIN INVESTMENT COMPANY ACT CONSIDERATIONS

The trust is not registered or required to be registered as an “investment company” under the Investment Company Act. In determining that the trust is not required to be registered as an investment company, the trust does not rely solely on the exemption from the definition of “investment company” set forth in Section 3(c)(1) and/or 3(c)(7) of the Investment Company Act.

LEGAL OPINIONS

Certain legal matters relating to the notes and the certificates will be passed upon for the trust, the depositor and the servicer by Shearman & Sterling LLP, New York, New York and by Richards, Layton & Finger, P.A., Wilmington, Delaware, and for the underwriters by Sidley Austin LLP, New York, New York. Also, Sidley Austin LLP from time to time renders legal services on matters other than securitization to Deere, which directly or indirectly owns 100% of the voting securities of the depositor and JDCC. Certain federal income tax and other matters will be passed upon for the trust by Shearman & Sterling LLP, and certain Iowa state income tax and other matters will be passed upon for the trust by Lane & Waterman LLP, Davenport, Iowa.

INDEX OF TERMS

Set forth below is a list of the defined terms used in this prospectus and the pages on which the definitions of such terms may be found herein.

2010 PD Amending Directive	106
administration agreement	91
Affected Investor	106
AIFMD	107
APR	34
asset representations reviewer	2
average delinquency ratio	85
average delinquency ratio test	85
certificate distribution account	74
certificate monthly principal distributable amount	78
certificate pool factor	57
class A note monthly principal distributable amount over	77
class B adjusted principal distributable amount	78
class B floor	78
class B note monthly principal distributable amount	78
class B percentage	78
class B principal carryover shortfall	78
closing date	72
Code	98
collection account	73
collection period	75, 87
CPR	47
CRR	106
cumulative net loss ratio	86
cumulative net loss ratio test	85
cut-off date	2
Deere	2
Deere Credit Services	2
definitive notes	68
delinquency ratio	85
delinquency trigger	31
delinquent	31
depositor	1
Dodd-Frank Act	97
EEA	106
eligible deposit account	73
eligible institution	73
eligible investments	73
ERISA	9, 103
ERISA Plan	103
European Economic Area	106
event of default	63
FATCA	102
FDIC	14
federal tax counsel	98
financed equipment	12
Financial Promotion Order	106
foreign person	100
FSMA	106
hired NRSROs	9
IDOR	102
IGAs	102
indenture trustee	2
initial note value	2
insolvency events	88
interest rate	59

Investment Company Act	9
investment earnings	73
IRS	98
JDCC	1
John Deere	2
LIBOR Determination Date	60
Liquidated receivables	87
London Banking Day	60
Net Hedge Payments	4
Net Hedge Receipt	92
note distribution account	73
note monthly principal distributable amount	77
note pool factor	57
note value	77
OID	99
OID regulations	99
OLA	14, 97
One-Month LIBOR	59
owner trustee	2
participants	59
payment date	60
payoff amount	31
Plan	103
pool balance	61
portfolio interest	100
principal carryover shortfall	77
principal distributable amount	77
Prospectus Directive	106
purchase amount	72
realized losses	86
reallocated class B note monthly principal distributable amount	78
reallocated class B principal carryover shortfall	78
related documents	65
Relevant Implementation Date	106
Relevant Member State	104
relevant persons	106
repossessed receivable	78
Representative Amount	60
reserve account	73
retail notes	27
Rule 193 Information	35
sales companies	22
SEC	3
Securitization Retention Requirements	107
servicer	1
short-term note	100
Similar Law	103
specified reserve account balance	85, 86
specified reserve reduction trigger	85
total distribution amount	75
transfer and servicing agreements	72
trust	1
trust accounts	73
UCC	12, 28
USD-LIBOR Reference Banks Rate	59
weighted average life	47

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 12.             Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the SEC registration fee.

Securities and Exchange Commission registration fee	$1,409,800	**
Printing and engraving costs	$240,000	*
Legal fees and expenses	$1,500,000	*
Blue Sky fees and expenses	$15,000	*
Owner Trustee fees and expenses	$121,000	*
Indenture Trustee fees and expenses	$289,000	*
Asset representations reviewer fees and expenses	$315,000	*
Accountant’s fees	$2,900,000	*
Rating Agencies’ fees	$5,530,000	*
Miscellaneous	$60,000	*
Total	$12,379,800	*

*	Estimated.
**	Actual.

Item 13.             Indemnification of Directors and Officers

Section 78.7502 of the General Corporation Law of Nevada authorizes the registrant to indemnify its directors and officers under specified circumstances. Article Fourteenth of the certificate of incorporation of the registrant provides in effect that the registrant shall provide certain indemnification of its directors and officers.

Section 145 of the General Corporation Law of Delaware also authorizes Deere & Company to indemnify persons who serve as directors or officers of the registrant at the request of Deere & Company under specified circumstances. Article Seventh of the restated certificate of incorporation of Deere & Company provides in effect that Deere & Company shall provide certain indemnification to such persons.

The directors and officers of the registrant are insured, under policies of insurance maintained by Deere & Company, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

The forms of underwriting agreements filed as a part of Exhibit 1 to this registration statement provide for indemnification of directors and officers of John Deere Receivables, Inc. who sign this registration statement and controlling persons of John Deere Receivables, Inc. by the underwriters, and for indemnification of each underwriter and its controlling persons by John Deere Receivables, Inc., against certain liabilities. Similar provisions are contained in agreements entered into between John Deere Receivables, Inc. and groups of underwriters on past occasions.

Item 14.             Exhibits

*1.1-	Form of Underwriting Agreement for the Notes

+3.1-	Certificate of Incorporation of John Deere Receivables, Inc. (incorporated by reference to Exhibit 3.1 to registration statement on Form S-3 no. 33-66922)

+3.2-	By-Laws of John Deere Receivables, Inc. (incorporated by reference to Exhibit 3.2 to registration statement on Form S-3 no. 333-130966)

*4.1-	Form of Indenture between the Trust and the Indenture Trustee

*4.2-	Form of Asset Backed Note issued by a Trust

*4.3-	Form of Trust Agreement between John Deere Receivables, Inc. and the Owner Trustee

+4.4-	Form of Certificate of Trust of John Deere Owner Trust (included in Exhibit 4.3 hereto)

*5.1-	Opinion of Shearman & Sterling LLP with respect to legality

*5.2-	Opinion of Richards, Layton & Finger, P.A. with respect to legality

*8.1-	Opinion of Shearman & Sterling LLP with respect to tax matters

*8.2-	Opinion of Lane & Waterman LLP with respect to Iowa tax

*23.1-	Consent of Shearman & Sterling LLP (included in Exhibits 5.1 and 8.1 hereto)

*23.2-	Consent of Richards, Layton & Finger, P.A. (included in Exhibit 5.2 hereto)

*23.3-	Consent of Lane & Waterman LLP (included in Exhibit 8.2 hereto)

*24-	Powers of Attorney

*25.1-	Statement of Eligibility under the Trust Indenture Act of 1939 of the Indenture Trustee for John Deere Owner Trust (Form T-1)

*36.1-	Form of Depositor CEO Certification

**99.1-	Form of Sale and Servicing Agreement among John Deere Receivables, Inc., John Deere Capital Corporation and the Issuing Entity

*99.2-	Form of Purchase Agreement between John Deere Capital Corporation and John Deere Receivables, Inc.

*99.3-	Form of Asset Representations Review Agreement between the Asset Representations Reviewer, the Issuing Entity and the Servicer.

+	Incorporated by reference
*	Previously filed
**	Filed herewith

Item 15.             Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the foregoing paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 (§239.13), Form SF-3 (§239.45) or Form F-3 (§239.33) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

Provided, further, however that the foregoing paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§239.11), Form SF-1 (§239.13) or Form SF-3 (§239.45) or Form S-3 (§239.13), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b) of the Trust Indenture Act.

(6)	If the registrant is relying on §230.430D of this chapter, with respect to any offering of securities registered on Form SF-3 (§239.45 of this chapter), to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with §230.424(h) and §230.430D of this chapter.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)	except as otherwise provided by Item 1105 of Regulation AB (17 CFR 229.1105), information provided in response to that Item pursuant to Rule 312 of Regulation S-T (17 CFR 232.312) through the specified Internet address in the prospectus is deemed to be a part of the prospectus included in the registration statement. In addition, the undersigned registrant hereby undertakes to provide to any person without charge, upon request, a copy of the information provided in response to Item 1105 of Regulation AB pursuant to Rule 312 of Regulation S-T through the specified Internet address as of the date of the prospectus included in the registration statement if a subsequent update or change is made to the information.

(3)	that, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to §§230.424(b)(3) and (h) of this chapter shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to §230.424(b)(2), (b)(5), or (b)(7) of this chapter as part of a registration statement in reliance on §230.430D of this chapter relating to an offering made pursuant to §230.415(a)(1)(vii) or (a)(1)(xii) of this chapter for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 (15 U.S.C. 77j(a)) shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in §230.430D of this chapter, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

(4)	that, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used by or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3, and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, in the County of Rock Island, State of Illinois, on February 10, 2016.

JOHN DEERE RECEIVABLES, INC. (Registrant)

By:	*
Name: Rajesh Kalathur
Title: President

Signature	Title	Date

* Rajesh Kalathur	Director, President, Principal Executive Officer, Principal Accounting Officer and Principal Financial Officer	February 10, 2016

* Todd E. Davies	Director and Secretary	February 10, 2016

* David L. Evans	Director and Vice President	February 10, 2016

* John K. Lawson	Director and Vice President	February 10, 2016

* Michael J. Mack Jr.	Director and Senior Vice President	February 10, 2016

*	The undersigned by signing his or her name hereto, does hereby sign the Amendment No. 3 to the registration statement on behalf of the above-indicated officer or director of the registrant pursuant to the Power of Attorney signed by such officer or director.

By:	/s/ Rajesh Kalathur
Name: Rajesh Kalathur
Title: President